VARIABLE ESTATE DESIGN℠

A SURVIVORSHIP FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY

issued by

ReliaStar Life Insurance Company of New York and its ReliaStar Life Insurance Company of New York Variable Life Separate Account I

The Policy
- Is issued by ReliaStar Life Insurance Company of New York.
- Is returnable by you during the free look period if you are not satisfied.

Premium Payments
- Are flexible, so the premium amount and frequency may vary.
- Are allocated to the variable account and the fixed account, based on your instructions.
- Are subject to specified fees and charges.

The Policy Value
- Is the sum of your holdings in the fixed account, the variable account and the loan account.
- Has no guaranteed minimum value under the variable account. The value varies with the value of the subaccounts you select.
- Has a minimum guaranteed rate of return for amounts in the fixed account.
- Is subject to specified fees and charges, including possible surrender charges.

Death Benefit Proceeds
- Are paid if your policy is in force when the surviving joint insured person dies.
- Are calculated under your choice of options until age 100 of the younger of the joint insured persons:
  - Option 1 - the base death benefit is the greater of the amount of insurance coverage you have selected or your policy value multiplied by the appropriate factor described in Appendix A; or
  - Option 2 - the base death benefit is the greater of the amount of insurance coverage you have selected plus the policy value or your policy value multiplied by the appropriate factor described in Appendix A.
- Are equal to the base death benefit plus any rider benefits minus any outstanding policy loans, accrued loan interest and unpaid fees and charges.
- Are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

Sales Compensation
- We pay compensation, to broker/dealers whose registered representatives sell the policy. **See *Distribution of the Policies,* page 59**, for further information about the amount of compensation we may pay.

Fund Managers

Funds managed by the following investment managers are available through the policy:
- Alliance Capital Management, L.P.
- BAMCO, Inc.
- Baring International Investment Limited
- Capital Research and Management Company
- Columbia Management Advisors, LLC
- Evergreen Investment Management Company, LLC
- Fidelity Management & Research Company
- ING Clarion Real Estate Securities L.P.
- ING Investments, LLC
- ING Investment Management Co.
- J.P. Morgan Investment Management, Inc.
- Julius Baer Investment Management, LLC
- Legg Mason Funds Management, Inc.
- Lord, Abbett & Co. LLC
- Marsico Capital Management, LLC
- Massachusetts Financial Services Company
- Mercury Advisors
- Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)
- Neuberger Berman, LLC
- Neuberger Berman Management, Inc.
- OppenheimerFunds, Inc.
- Pacific Investment Management Company LLC
- Pioneer Investment Management, Inc.
- T. Rowe Price Associates, Inc.
- UBS Global Asset Management (Americas) Inc.
- Wells Capital Management, Inc.

This prospectus describes what you should know before purchasing the Variable Estate Design℠ survivorship variable universal life insurance policy. Please read it carefully and keep it for future reference.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The policy described in this prospectus is not a deposit with, obligation of or guaranteed or endorsed by any bank, nor is it insured or guaranteed by the FDIC, the Federal Reserve Board or any other government agency.

The date of this prospectus is April 28, 2006.

TABLE OF CONTENTS

TERMS TO UNDERSTAND

The following is a list of some of the key defined terms and the page number on which each is defined:

"ReliaStar," "we," "us," "our" and the "company" refer to ReliaStar Life Insurance Company of New York. "You" and "your" refer to the policy owner. The owner is the individual, entity, partnership, representative or party who may exercise all rights over the policy and receive the policy benefits during the surviving joint insured person's lifetime.

You may contact us about the policy at our:

Customer Service Center
P.O. Box 5033
2001 21st Avenue NW
Minot, North Dakota 58703
1-877-886-5050
www.ingservicecenter.com

POLICY SUMMARY

This summary highlights the features and benefits of the policy, the risks that you should consider before purchasing a policy and the fees and charges associated with the policy and its benefits. More detailed information is included in the other sections of this prospectus which should be read carefully before you purchase the policy.

The Policy's Features and Benefits

Premium Payments **See Premium Payments, page 20.**	• You choose when to pay and how much to pay, but you cannot pay additional premiums after age 100 of the younger of the joint insured persons and we may refuse to accept any premium less than $25. • You will need to pay sufficient premiums to keep the policy in force. Failure to pay sufficient premiums may cause your policy to lapse. • We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code. • We deduct a premium expense charge from each premium payment and credit the remaining premium (the "net premium") to the variable account or the fixed account according to your instructions.
Free Look Period **See Free Look Period, page 22.**	• During the free look period, you have the right to examine your policy and return it for a refund if you are not satisfied for any reason. • The free look period is ten days from your receipt of the policy. • Upon cancellation of your policy during the free look period, you will receive a return of all premium we have received.
Temporary Insurance **See Temporary Insurance, page 22.**	• If you pay the minimum initial premium and qualify, we may issue temporary insurance coverage. • If both joint insured persons' ages are 69 or less, the maximum amount of temporary insurance coverage is $500,000. Otherwise the maximum amount of temporary insurance coverage is $250,000.
Death Benefits **See *Death Benefits*, page 28.**	• Death benefits are paid if your policy is in force when the surviving joint insured person dies. • Until age 100 of the younger of the joint insured persons, the amount of the death benefit will depend on which death benefit option is in effect when the surviving joint insured person dies. • You may choose between one of two death benefit options: > Option 1 - the base death benefit is the greater of the amount of insurance coverage you have selected or your policy value multiplied by the appropriate factor described in Appendix A; or > Option 2 - the base death benefit is the greater of the amount of insurance coverage you have selected plus your policy value or your policy value multiplied by the appropriate factor described in Appendix A. • We will reduce the death benefit proceeds payable under any death benefit option by any outstanding policy loans, accrued loan interest and unpaid fees and charges. • The death benefit is generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

Death Benefit Guarantee **See Death Benefit Guarantee, page 31.**	• Generally, your policy will not lapse as long as your policy value minus any surrender charge, loan amount and unpaid fees and charges (the "surrender value") is enough to cover the periodic fees and charges, when due. • However, the policy has a death benefit guarantee which provides that the policy will not lapse even if the surrender value is not enough to pay the periodic fees and charges, when due: > The death benefit guarantee is standard on every policy. The length of the guarantee period is specified in your policy and is uniquely determined on a policy-by-policy basis and depends on the issue ages and risk classes of the joint insureds, the death benefit option and any optional rider benefits. Under this guarantee your policy will not lapse provided your cumulative premium payments minus any partial withdrawals or loans, are at least equal to the sum of minimum premium payments to the next monthly processing date. There is no charge for this guarantee.
Rider Benefits **See *Additional Insurance Benefits*, page 32.**	• Your policy may include additional insurance benefits, attached by rider. There are two types of rider benefits: > Optional rider benefits that you must select before they are effective; and > Rider benefits that automatically come with your policy. • In many cases, we deduct an additional monthly charge for these benefits. • Not all riders may be available under your policy.
Investment Options **See *The Investment Options,* page 15.**	• You may allocate your net premiums to the subaccounts of the ReliaStar Life Insurance Company of New York Variable Life Separate Account I (the "variable account") and our fixed account. • The variable account is one of our separate accounts and consists of subaccounts which invest in corresponding funds. When you allocate premiums to a subaccount, we invest any net premiums in shares of the corresponding fund. • Your variable account value will vary with the investment performance of the funds underlying the subaccounts and the charges we deduct from your variable account value. • The fixed account is part of our general account and consists of all of our assets other than those in our separate accounts (including the variable account) and loan account. • We credit interest of at least 4.00% per year on amounts allocated to the fixed account. • We may, in our sole discretion, credit interest in excess of 4.00%.
Transfers **See Transfers, page 40.**	• You currently may make an unlimited number of transfers between the subaccounts and to the fixed account each policy year. We reserve the right, however, to limit you to 12 transfers each policy year, and transfers are subject to any other limits, conditions and restrictions that we or the funds whose shares are involved may impose. • There are certain restrictions on transfers from the fixed account. • We currently do not charge for transfers. We reserve the right, however, to charge up to $25 for each transfer in excess of 12 transfers in a policy year.
Asset Allocation Programs **See Dollar Cost Averaging, page 40.** **See Automatic Rebalancing, page 41.**	• Dollar cost averaging is a systematic program of transferring policy values to selected investment options. It is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps to reduce the risk of investing too little when the price of a fund's shares is low. • Automatic rebalancing is a systematic program through which your variable and fixed account values are periodically reallocated among your selected investment options to maintain the allocation percentages you have chosen. • You cannot participate in the automatic rebalancing and dollar cost averaging programs at the same time. • There is currently no charge to participate in the dollar cost averaging or automatic rebalancing programs, although we reserve the right to assess a charge in the future. • **Neither of these asset allocation programs assures a profit nor do they protect you against a loss in a declining market.**

Loans **See Loans, page 38.**	• You may take loans against your policy's surrender value. We reserve the right to limit borrowing during the first policy year. • A loan must be at least $500 and may not exceed 100% of your surrender value. • When you take a loan we transfer an amount equal to your loan to the loan account as collateral for your loan. The loan account is part of our general account. • We credit amounts held in the loan account with interest at an annual rate currently equal to 4.00%. • We also charge interest on loans. Interest is payable in advance and accrues daily at an annual rate of 5.66%. • After the tenth policy year, preferred loans are available. For preferred loans interest is payable in advance at an annual rate equal to 3.85% on the portion of your loan account that is not in excess of the policy value, minus the total of all premiums paid net of all partial withdrawals. • Loans reduce your policy's death benefit and may cause your policy to lapse. • Loans may have tax consequences, and you should consult with a qualified tax adviser before taking a loan against your policy's surrender value.
Partial Withdrawals **See Partial Withdrawals, page 43.**	• After the first policy year, you may withdraw part of your policy's surrender value. • We currently allow only one partial withdrawal each policy year. • A partial withdrawal must be at least $500. • In policy years two through 15 you may not withdraw more than 20% of your surrender value. • We currently charge $10 for each partial withdrawal, but we reserve the right to charge up to $25 for each partial withdrawal. • Partial withdrawals reduce your policy's base death benefit and policy value. • Partial withdrawals may also have tax consequences, and you should consult with a qualified tax adviser before taking a partial withdrawal from your policy.
Surrenders **See Surrender, page 44.**	• You may surrender your policy for its surrender value at any time before the death of the surviving joint insured person. • The surrender value of a policy is equal to the policy value minus any surrender charge, loan amount and unpaid fees and charges. • Surrender charges apply for 15 policy years and for 15 years after each increase in your insurance coverage. These surrender charges are level for the first five years and then decrease uniformly each month to zero at the end of the fifteenth policy or segment year. • The surrender charge is neither assessed upon nor reduced because of a requested decrease in your insurance coverage. • If the surrender charge exceeds the policy value minus the loan amount and unpaid fees and charges, there will be no proceeds paid to you on surrender. • All insurance coverage ends on the date we receive your surrender request. • If you surrender your policy, it cannot be reinstated. • Surrendering the policy may have tax consequences, and you should consult with a qualified tax adviser before surrendering your policy.
Reinstatement **See Reinstatement, page 45.**	• Reinstatement means putting a lapsed policy back in force. • You may reinstate your policy and riders within five years of its lapse if you did not surrender your policy, you still own the policy and each joint insured person is still insurable. • You will need to pay the required reinstatement premium. • If the death benefit guarantee lapses, it cannot be reinstated. • A policy that is reinstated more than 90 days after lapsing may be considered a modified endowment contract for tax purposes. • Reinstating your policy may have tax consequences, and you should consult with a qualified tax adviser before reinstating your policy.

Factors You Should Consider Before Purchasing a Policy

The decision to purchase a policy should be discussed with your agent/registered representative. Make sure you understand the policy's investment options, its other features and benefits, its risks and the fees and charges you will incur when, together with your agent/representative**,** you consider an investment in the policy.

<table>
<tr><td>Life Insurance Coverage</td><td>• The policy is not a short-term investment and should be purchased only if you need life insurance coverage. Evaluate your need for life insurance coverage before purchasing a policy.
• You should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.</td></tr>
<tr><td>Fees and Charges

See Fees and Charges, page 22.</td><td>• In the early policy years the surrender charge usually exceeds the policy value because the surrender charge is usually more than the cumulative minimum monthly premiums minus policy fees and charges. Therefore, you should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.
• A policy's fees and charges reflect the costs associated with its features and benefits, the services we render, the expenses we expect to incur and the risks we assume under the policy.
• We believe the policy's fees and charges, in the aggregate, are reasonable, but before purchasing a policy you should compare the value that the policy’s various features, and benefits and the available services have to you, given your particular circumstances, with the fees and charges associated with those features, benefits and services.</td></tr>
<tr><td>Lapse

See Lapse, page 45.</td><td>• Your policy will not lapse and your insurance coverage under the policy will continue if on any monthly processing date:
> The death benefit guarantee is in effect; or
> Your surrender value is enough to pay the periodic fees and charges when due.
• If you do not meet these conditions, we will send you notice and give you a 61 day grace period to make a sufficient premium payment.
• If you do not make a sufficient premium payment by the end of the 61 day grace period, your life insurance coverage will terminate and your policy will lapse.</td></tr>
<tr><td>Exchanges

See Purchasing a Policy, page 19.</td><td>• Replacing your existing life insurance policy(ies) and/or annuity contract(s) with the policy described in this prospectus may not be beneficial to you.
• Before purchasing a policy, determine whether your existing policy(ies) and/or contract(s) will be subject to fees or penalties upon surrender or cancellation.
• Also compare the fees, charges, coverage provisions and limitations, if any, of your existing policy(ies) and/or contract(s) with those of the policy described in this prospectus.</td></tr>
</table>

Investment Risk

See The Variable Account, page 15.

- You should evaluate the policy's long-term investment potential and risks before purchasing a policy.
- For amounts you allocate to the subaccounts of the variable account:
  - > Your values will fluctuate with the markets, interest rates and the performance of the underlying funds;
  - > You assume the risk that your values may decline or not perform to your expectations;
  - > Your policy could lapse without value or you may be required to pay additional premium because of poor fund performance;
  - > Each fund has various investment risks, and some funds are riskier than others;
  - > There is no assurance that any of the funds will achieve its stated investment objective; and
  - > You should read each fund's prospectus and understand the risks associated with the fund before allocating your premiums to its corresponding subaccount.
- For amounts you allocate to the fixed account:
  Interest rates we declare will change over time; and
  - > You assume the risk that interest rates may decline, although never below the guaranteed minimum interest rate of 4.00%.

Taxation

See TAX CONSIDERATIONS, page, 46.

- Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract.
- Assuming the policy qualifies as a life insurance contract under current federal income tax law, your policy earnings are generally not subject to income tax as long as they remain within your policy. Depending on your circumstances, however, the following events may have tax consequences for you:
  - > Reduction in the amount of your insurance coverage;
  - > Partial withdrawals;
  - > Loans;
  - > Surrender;
  - > Lapse; and
  - > Reinstatement.
- In addition, if your policy is a modified endowment contract, a partial withdrawal, surrender or a loan against or secured by the policy will cause income taxation to the extent of any gain in the policy. A penalty tax may be imposed on a distribution from a modified endowment contract as well.
- There is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a qualified tax adviser with respect to legislative developments and their effect on the policy.
- **Consult with a qualified legal or tax adviser before you purchase a policy.**

Sales Compensation

See *Distribution of the Policies*, page 59.

- We pay compensation to broker/dealers whose registered representatives sell the policy.
- Broker/dealers may be able to choose to receive compensation under various payment options, but their choice will not affect the fees and charges you will pay for the policy.
- We generally pay more compensation on premiums paid for base insurance coverage than we do on premiums paid for coverage under a term rider. Talk to your agent/registered representative the right blend of base coverage and term rider coverage for you.

Other Products

- We and our affiliates offer other insurance products which may have different features, benefits, fees and charges. These other products may better match your needs.
- Contact your agent/registered representative if you would like information about these other products.

Fees and Charges

The following tables describe the fees and charges you will pay when buying, owning and surrendering the policy.

Transaction Fees and Charges The following table describes the fees and charges you will pay at the time you buy the policy, make a partial withdrawal, surrender the policy, transfer your policy value between investment options or make certain other transactions. **See Transaction Fees and Charges, page 23.**

Charge	When Deducted	Amount Deducted
Premium Expense Charge	• Deducted when you make a premium payment.	• 6.25% of each premium payment made in policy years 1 - 10. • 3.75% of each premium payment after year 10.
Partial Withdrawal Fee	• Deducted when you take a partial withdrawal.	• $25 - maximum. • $10 - current.
Surrender Charge [1]	• Deducted when you surrender or lapse your policy during the first 15 policy years (or 15 years from an increase in your insurance coverage).	• $8.50 per $1,000 of insurance coverage during segment years 1 - 5, and lower thereafter.
Transfer Charge	• Deducted each time you make a transfer between investment options.	• $25 - maximum. • $0 - current.
Excess Illustration Fee	• Deducted each time you request an illustration after the first each policy year.	• $50 - maximum. • $0 - current.
Excess Annual Policy Report Fee	• Deducted each time you request an annual policy report after the first each policy year.	• $50 - maximum. • $0 - current.

[1] The surrender charge remains level for the first five policy or segment years and then decreases uniformly each month to zero at the end of the fifteenth policy or segment year.

Periodic Fees and Charges The following table describes the fees and charges you will pay each month on the monthly processing date, not including fund fees and expenses. **See Periodic Fees and Charges, page 24; and Loan Interest, page 38.**

Charge	When Deducted	Amount Deducted
Cost of Insurance Charge [2]	• On the monthly processing date.	• Maximum Rates per $1,000 of insurance coverage - > $2.68 - guaranteed. > $0.12 - current. • Minimum Rates per $1,000 of insurance coverage - > $0.01 - guaranteed and current. • Rates for representative joint insured persons per $1,000 of insurance coverage - > $0.01 - guaranteed and current. > The representative joint insured persons are a male, age 65, and a female, age 55, in the preferred no tobacco risk class, with an amount of insurance coverage in effect between $250,000 and $999,999.
Administrative Charge	• On the monthly processing date.	• The product of $5 and the ratio (not to exceed 2.00) of (a) the Consumer Price Index (for all urban households) for the preceding September to (b) the Consumer Price Index for September 1985 - guaranteed. • $7.50 - current.
Monthly Amount Charge [2]	• On the monthly processing date during the first 20 policy years (or for 20 years following an increase in your insurance coverage).	• Maximum rates - $1.27 per $1,000 of insurance coverage. • Minimum rates - $0.05 per $1,000 of insurance coverage. • Rates for representative joint insured persons - $0.17 per $1,000 of insurance coverage. • The representative joint insured persons have an average age of 60.
Mortality & Expense Risk Charge [3]	• On the monthly processing date.	• 0.08% (0.90% annually) of variable account value in policy years 1 - 10, and lower thereafter - current. • 0.10% (1.20% annually) of variable account value in policy years 1 - 10, and lower thereafter - guaranteed.
Loan Interest Charge	• Payable in advance at the time you take a loan and each policy year thereafter.	• 5.66% annually of the amount held in the loan account for non-preferred loans. • 3.85% annually (guaranteed and current) of the amount held in the loan account for preferred loans.

[2] The minimum and maximum rates are for joint insured persons in the standard risk class. All rates shown are for the first policy year. The rates have been rounded to the nearest penny. Consequently, the actual rates are either more or less than these rounded rates. The cost of insurance rates and monthly amount charges that apply depend on the amount of insurance coverage and each joint insured person's age at issue and each joint insured person's age on the effective date of an increase in your insurance coverage, gender and risk class and the cost of insurance rates generally increase each year after the first segment year. Separate cost of insurance rates apply to each segment of your insurance coverage. A segment or coverage segment is a block of insurance coverage. The rates for the representative joint insured persons listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you. The guaranteed maximum cost of insurance rate for joint insured persons in the substandard risk class is $83.33 per $1,000 of insurance coverage.

[3] The current monthly mortality and expense risk charge rate is rounded to the nearest one hundredth of one percent. See Mortality and Expense Risk Charge, page 25, for the monthly rate without rounding.

Optional Rider Fees and Charges The following table describes the charges you will pay if you elect any of the optional rider benefits. **See Optional Rider Fees and Charges, page 26.**

Rider	When Deducted	Amount Deducted
Four Year Term Rider [4]	• On the monthly processing date.	**Cost of Insurance Charge Rates -** • Maximum Rates per $1,000 of rider benefit - > $2.68- guaranteed. > $0.12 - current. • Minimum Rates - $0.01 per $1,000 of rider benefit. • Rates for representative joint insured persons - $0.01 per $1,000 of insurance coverage. The representative joint insured persons are a male, age 65, and a female, age 55, in the preferred no tobacco risk class, with an amount of insurance coverage in effect between $250,000 and $999,999. **Monthly Amount Charge Rates -** • Maximum Rates - $0.07 per $1,000 of rider benefit. • Minimum Rates - $0.01 per $1,000 of rider benefit. • Rates for representative joint insured persons - $0.02 per $1,000 of insurance coverage. The representative joint insured persons are a male, age 65, and a female, age 55, in the preferred no tobacco risk class, with an amount of insurance coverage in effect between $250,000 and $999,999
Survivorship Term Rider [4]	• On the monthly processing date.	**Cost of Insurance Charge Rates -** • Maximum Rates per $1,000 of rider benefit - > $2.68 - guaranteed. > $0.12 - current. • Minimum Rates - $0.01 per $1,000 of rider benefit. • Rates for representative joint insured persons - $0.01 per $1,000 of insurance coverage. The representative joint insured persons are a male, age 65, and a female, age 55, in the preferred no tobacco risk class, with an amount of insurance coverage in effect between $250,000 and $999,999 **Monthly Amount Charge Rates -** • Maximum Rates - $0.07 per $1,000 of rider benefit. • Minimum Rates - $0.01 per $1,000 of rider benefit. • Rates for representative joint insured persons - $0.02 per $1,000 of insurance coverage. The representative joint insured persons are a male, age 65, and a female, age 55, in the preferred no tobacco risk class, with an amount of insurance coverage in effect between $250,000 and $999,999.

[4] The rates shown are for the first policy year. Some rates have been rounded to the nearest penny, and consequently the actual rates may be either more or less than the rounded rates. The rates for these riders depend on each joint insured person's age at issue, gender and risk class (where applicable) and generally increase each year after the first policy year. The rates for the representative joint insured persons listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you.

Fund Fees and Expenses The following table shows the minimum and maximum fund fees and expenses that you may pay during the time you own the policy. These may change from year to year. You should review the fund prospectuses for details about the fees and charges specific to a particular fund.

Annual Fund Expenses (expenses deducted from fund assets)

	Minimum	**Maximum**
Total Gross Annual Fund Expenses [5]	0.27%	1.34%
Total Net Annual Fund Expenses [6]	0.27%	1.30%

[5] Total Gross Annual Fund Expenses include management fees, distribution (12b-1) fees and other expenses.

[6] The Total Net Annual Fund Expense figures include management fees, distribution (12b-1) fees and other expenses but also take into account contractual arrangements that require reimbursement or waiver of certain fund fees and expenses at least through May 1, 2007. Out of all of the funds available through the policy, 22 have contractual arrangements to reimburse or waive certain fees and expenses through this period. Generally, these arrangements provide that fees and expenses will be reimbursed or waived above a certain level for a specific period of time. The minimum and maximum Total Net Annual Fund Expenses shown take into account all of the available funds, not just those with contractual arrangements.

How the Policy Works



Your Premium
You make a premium payment.
We deduct from each premium payment:
• Premium Expense Charge.
Net Premium
We allocate the net premium to the investment options you choose.
Fixed Account
Amounts you allocate are held in our general account and earn a fixed rate of interest.
Variable Account
Amounts you allocate are held in subaccounts of the variable account. The subaccounts invest in the funds.
The funds deduct:
• Investment management fees.
• Other Expenses.
Policy Value
Your policy value equals the sum of your fixed account, variable account and loan account values.
We deduction transaction fees and charges from your policy value:
• Partial Withdrawal Fee.
• Surrender Charge.
• Transfer Charge.
• Excess Illustration Fee.
• Excess Annual Report Fee.
Loan Amount
Amount set aside as collateral for policy loans.
We deduct periodic fees and charges from your policy value:
• Cost of insurance Charge.
• Administrative Charge.
• Monthly Amount Charge.
• Mortality and Expense Risk Charge.
Interest Credited
We credit interest on the amount held in the loan account.
Interest Charged.
We charge interest on your loan amount.
We deduct fees and charges from your policy value for the optional rider benefits you select.

THE COMPANY, THE VARIABLE ACCOUNT AND THE FIXED ACCOUNT

ReliaStar Life Insurance Company of New York

We are a stock life insurance company incorporated under the laws of the State of New York in 1917. Our headquarters is at 1000 Woodbury Road, Suite 208, P.O. Box 9004, Woodbury, New York 11797.

We are a wholly owned indirect subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management. ING Groep N.V. is headquartered in Amsterdam, The Netherlands. Although we are a subsidiary of ING Groep N.V., ING Groep N.V. is not responsible for the obligations under the policy. The obligations under the policy are solely the responsibility of ReliaStar Life Insurance Company of New York.

We are also a charter member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

Regulatory Developments -- The Company and the Industry

As with many financial services companies, ReliaStar and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the company and its affiliates have been and are providing full cooperation.

Investment Product Regulatory Issues. Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; revenue sharing and directed brokerage; compensation; sales practices, suitability and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of ING, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in company reports previously filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended.

In September, 2005, an affiliate of the company, ING Funds Distributors, LLC ("IFD") and one of its registered persons settled an administrative proceeding with the National Association of Securities Dealers, Inc. ("NASD") in connection with frequent trading arrangements. IFD neither admitted nor denied the allegations or findings and consented to certain monetary and non-monetary sanctions. IFD's settlement of this administrative proceeding is not material to the company.

Other regulators, including the SEC and the New York Attorney General, are also likely to take some action with respect to the company or certain affiliates before concluding their investigation relating to fund trading. The potential outcome of such action is difficult to predict but could subject the company or certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties and other financial liability. It is not currently anticipated, however, that the actual outcome of such action will have a material adverse effect on ING or ING's U.S.-based operations, including the company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the company.

Insurance and Other Regulatory Matters. The New York Attorney General and other federal and state regulators are also conducting broad inquiries and investigations involving the insurance industry. These initiatives currently focus on, among other things, compensation and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; marketing practices; specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The company and certain of its U.S. affiliates of ING have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information.

These initiatives may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the company, periodically review whether modifications to their business practices are appropriate.

The Investment Options

You may allocate your premium payments to any of the available investment options. These options include the subaccounts of the variable account and the fixed account. The investment performance of a policy depends on the performance of the investment options you choose.

The Variable Account

We established the ReliaStar Life Insurance Company of New York Variable Life Separate Account I on March 23, 1982, as one of our separate accounts under the laws of the State of New York. It is a unit investment trust, registered with the SEC under the Investment Company Act of 1940, as amended ("1940 Act").

We own all of the assets of the variable account and are obligated to pay all amounts due under a policy according to the terms of the policy. Income, gains and losses credited to, or charged against, the variable account reflect the investment experience of the variable account and not the investment experience of our other assets. Additionally, New York law provides that we cannot charge the variable account with liabilities arising out of any other business we may conduct. This means that if we ever became insolvent, the variable account assets will be used first to pay variable account policy claims. Only if variable account assets remain after these claims have been satisfied can these assets be used to pay owners of other policies and creditors.

The variable account is divided into subaccounts. Each subaccount invests in a corresponding fund. When you allocate premium payments to a subaccount, you acquire accumulation units of that subaccount. You do not invest directly in or hold shares of the funds when you allocate premium payments to the subaccounts of the variable account.

Funds Available Through the Variable Account. The following chart lists the funds that are available through the variable account. For additional information about each fund's investment adviser/subadviser and investment objective, see Appendix B to this prospectus. More detailed information about each fund can be found in each fund's current prospectus.

- American Growth Fund (Class 2)
- American Growth-Income Fund (Class 2)
- American International Fund (Class 2)
- Fidelity® VIP Contrafund® Portfolio (Initial Class)
- Fidelity® VIP Equity-Income Portfolio (Initial Class)
- ING AllianceBernstein Mid Cap Growth Portfolio (Class I)
- ING Evergreen Health Sciences Portfolio (Class I) *
- ING Evergreen Omega Portfolio (Class I)
- ING FMR℠ Diversified Mid Cap Portfolio (Class I) *
- ING FMR℠ Earnings Growth Portfolio (Class I)
- ING Global Resources Portfolio (Class I)
- ING JPMorgan Emerging Markets Equity Portfolio (Class I)
- ING JPMorgan Small Cap Equity Portfolio (Class I)
- ING JPMorgan Value Opportunities Portfolio (Class I)
- ING Julius Baer Foreign Portfolio (Class I)
- ING Legg Mason Value Portfolio (Class I)
- ING Lifestyle Aggressive Growth Portfolio (Class I)
- ING Lifestyle Growth Portfolio (Class I)
- ING Lifestyle Moderate Growth Portfolio (Class I)
- ING Lifestyle Moderate Portfolio (Class I)
- ING Limited Maturity Bond Portfolio (Class S)
- ING Liquid Assets Portfolio (Class I)
- ING MarketPro Portfolio (Class I)
- ING MarketStyle Growth Portfolio (Class I)
- ING MarketStyle Moderate Growth Portfolio (Class I)
- ING MarketStyle Moderate Portfolio (Class I)
- ING Marsico Growth Portfolio (Class I)
- ING Marsico International Opportunities Portfolio (Class I)
- ING Mercury Large Cap Growth Portfolio (Class I) *
- ING MFS Total Return Portfolio (Class I)
- ING MFS Utilities Portfolio (Class S)
- ING Oppenheimer Main Street Portfolio® (Class I)
- ING Pioneer Fund Portfolio (Class I) *
- ING Pioneer Mid Cap Value Portfolio (Class I)
- ING Stock Index Portfolio (Class I)
- ING T. Rowe Price Capital Appreciation Portfolio (Class I)
- ING T. Rowe Price Equity Income Portfolio (Class I)
- ING UBS U.S. Allocation Portfolio (Class S)
- ING Van Kampen Growth and Income Portfolio (Class S)
- ING VP Index Plus International Equity Portfolio (Class S)
- ING Wells Fargo Small Cap Disciplined Portfolio (Class I)
- ING Baron Small Cap Growth Portfolio (I Class)
- ING Columbia Small Cap Value II Portfolio (I Class)
- ING JP Morgan Mid Cap Value Portfolio (I Class)
- ING Lord Abbett U.S. Government Securities Portfolio (I Class)
- ING Neuberger Berman Partners Portfolio (I Class)
- ING Neuberger Berman Regency Portfolio (I Class)
- ING Oppenheimer Global Portfolio (I Class)
- ING Oppenheimer Strategic Income Portfolio (S Class)
- ING PIMCO Total Return Portfolio (I Class)
- ING T. Rowe Price Diversified Mid Cap Growth Portfolio (I Class)
- ING UBS U.S. Large Cap Equity Portfolio (I Class)
- ING Van Kampen Comstock Portfolio (I Class)
- ING Van Kampen Equity and Income Portfolio (I Class)
- ING VP Balanced Portfolio (Class I)
- ING VP Index Plus LargeCap Portfolio (Class I)
- ING VP Index Plus MidCap Portfolio (Class I)
- ING VP Index Plus SmallCap Portfolio (Class I)
- ING VP Intermediate Bond Portfolio (Class I)
- ING VP High Yield Bond Portfolio (Class I)
- ING VP Real Estate Portfolio (Class S)
- ING VP SmallCap Opportunities Portfolio (Class I)
- Neuberger Berman AMT Socially Responsive Portfolio® (Class I)

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[*] Prior to April 28, 2006, the S Class shares of this fund were available through the variable account. Effective April 28, 2006, the I Class of fund shares replaced the S Class of fund shares. I Class shares have 0.25% lower total fund expenses than the S Class shares, and the effect of this transaction is to give policy owners an investment in the same fund managed by the same investment adviser at a lower cost.

See Appendix B to this prospectus for more information about the funds available through the variable account, including information about each fund's investment adviser/subadviser and investment objective. Please read and retain the fund prospectuses for more information about each fund's investment objective and policies and the risks associated with investing in the fund.

A fund available through the variable account is not the same as a retail mutual fund with the same or similar name. Accordingly, the management, expenses and performance of a fund is likely to differ from a similarly named retail mutual fund.

Voting Privileges. We invest each subaccount's assets in shares of a corresponding fund. We are the legal owner of the fund shares held in the variable account, and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund's current prospectus or issues requiring a vote by shareholders under the 1940 Act.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your policy. We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions.

Each fund share has the right to one vote. The votes of all fund shares are cast together on a collective basis, except on issues for which the interests of the funds differ. In these cases, voting is on a fund-by-fund basis.

Examples of issues that require a fund-by-fund vote are changes in the fundamental investment policy of a particular fund or approval of an investment advisory agreement.

We vote the shares in accordance with your instructions at meetings of the fund's shareholders. We vote any fund shares that are not attributable to policies and any fund shares for which the owner does not give us instructions in the same proportion as we vote the shares for which we did receive voting instructions.

We reserve the right to vote fund shares without getting instructions from policy owners if the federal securities laws, regulations or their interpretations change to allow this.

You may instruct us only on matters relating to the funds corresponding to those subaccounts in which you have invested assets as of the record date set by the fund's Board for the shareholders meeting. We determine the number of fund shares in each subaccount of your policy by dividing your variable account value in that subaccount by the net asset value of one share of the matching fund.

Right to Change the Variable Account. Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to our variable account with respect to some or all classes of policies:

- Change the investment objective;
- Offer additional subaccounts which will invest in funds we find appropriate for policies we issue;
- Eliminate subaccounts;
- Close subaccounts or combine two or more subaccounts. If we close or combine a subaccount, unless you provide us with alternative allocation instructions, all future premiums directed to the subaccount that was closed or combined may be automatically allocated among the other subaccounts in which your policy value is allocated, on a proportionate basis. You may give us alternative allocation instructions at any time by contacting our Customer Service Center. See also the **Transfers** section of this prospectus, page 40, for information about making subaccount allocation changes;
- Substitute a new fund for a fund in which a subaccount currently invests. A substitution may become necessary if, in our judgment:
  - > A fund no longer suits the purposes of your policy;
  - > There is a change in laws or regulations;
  - > There is a change in the fund's investment objectives or restrictions;
  - > The fund is no longer available for investment; or
  - > Another reason we deem a substitution is appropriate.
- In the case of a substitution, the new fund may have different fees and charges than the fund it replaced;
- Transfer assets related to your policy class to another separate account;
- Withdraw the variable account from registration under the 1940 Act;
- Operate the variable account as a management investment company under the 1940 Act;
- Cause one or more subaccounts to invest in a fund other than, or in addition to, the funds currently available;
- Stop selling the policy;
- End any employer or plan trustee agreement with us under the agreement's terms;
- Limit or eliminate any voting rights for the variable account;
- Make any changes required by the1940 Act or its rules or regulations; or
- Close a subaccount to new investments.

We will not make a change until it is effective with the SEC and approved by the appropriate state insurance departments, if necessary. We will notify you of changes. If you wish to transfer the amount you have in the affected subaccount to another subaccount or to the fixed account, you may do so free of charge. Just notify us at our Customer Service Center

The Fixed Account

You may allocate all or a part of your net premium and transfer your policy value into the fixed account. We declare the interest rate that applies to all amounts in the fixed account. This interest rate is never less than 4.00%. Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the fixed account on a daily basis. We pay interest regardless of the actual investment performance of our general account. We bear all of the investment risk for the fixed account.

Your fixed account value equals the net premium you allocate to the fixed account, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your policy value.

The fixed account guarantees principal and is part of our general account. The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the fixed account under the Securities Act of 1933, as amended ("1933 Act"). Also, we have not registered the fixed account or the general account as an investment company under the 1940 Act (because of exemptive and exclusionary provisions). This means that the general account, the fixed account and interests in it are generally not subject to regulation under these Acts.

The SEC staff has not reviewed the disclosures in this prospectus relating to the general account and the fixed account. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made.

DETAILED INFORMATION ABOUT THE POLICY

This prospectus describes our Variable Estate Design^{SM} survivorship variable universal life insurance policy. The policy provides death benefits, cash values and other features of traditional life insurance contracts.

We and our affiliates offer various other products with different features and terms than the policy offered through this prospectus, and that may offer some or all of the same funds. These products have different benefits, fees and charges, and may or may not better match your needs. Please note that some of the company's management personnel and certain other employees may receive a portion of their employment compensation based on the amount of policy values allocated to funds affiliated with ING. You should be aware that there may be alternative products available, and, if you are interested in learning more about these other products, contact our Customer Service Center or your agent/registered representative.

Purchasing a Policy

To purchase a policy both individuals applying for coverage must submit an application to us. On that application both individuals will, among other things, select:

- The amount of insurance coverage (which generally must be at least $250,000);
- The initial death benefit option; and
- Any riders or optional benefits.

Additionally, on the application both individuals will provide us with certain health and other necessary information. Upon receipt of an application, we will follow our underwriting procedures to determine whether the proposed insured persons are insurable by us. Before we can make this determination, we may need to request and review medical examinations of and other information about the proposed insured persons. Through our underwriting process, we also determine the risk class for the insured persons if the application is accepted. Risk class is based on such factors as age, gender, health and occupation of the insured persons. Risk class will impact the cost of insurance rates you will pay and may also affect premiums and other policy fees, charges and benefits.

We reserve the right to reject an application for any reason permitted by law. If an application is rejected, any premium received will be returned without interest.

On the date coverage under the policy begins (the "policy date"), the persons on whose lives we issue the policy (the "joint insured persons") generally can be no more than age 85. "Age" under the policy means each joint insured person's age at the last birthday determined as of the beginning of each policy year. "Average age" under the policy means the sum of each joint insured person's age divided by two and rounded to the higher age. From time to time, we may accept an insured person whose age exceeds our normal maximum age limit. We will not unfairly discriminate in determining the maximum age at issue. All exceptions to our normal limits are dependent upon our ability to obtain acceptable reinsurance coverage for our risk with an older insured.

You may request that we back-date the policy up to six months to allow the joint insured persons to give proof of a younger age for the purposes of your policy. Except for cash on delivery policies, we generally will not reissue a policy to change the policy date.

Important Information About Term Riders. It may be to your economic advantage to include all or part of your insurance coverage under a term rider. Working with your agent, consider the factors described in the **Optional Rider Benefits** section of this prospectus, page 33, when deciding whether to include coverage under a term rider and in what proportion to the total amount of coverage under your policy.

Premium Payments

Premium payments are flexible and you may choose the amount and frequency of premium payments, within limits, including:

- We may refuse to accept any premium less than $25;
- You cannot pay additional premiums after age 100 of the younger of the joint insured persons;
- We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code;
- We may refuse any premium that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgement accepting your policy as a modified endowment contract; and
- We may refuse to accept any premium that does not comply with our anti-money laundering program. **See Anti-Money Laundering, page 54.**

After we deduct the premium expense charge from your premium payments, we apply the remaining net premium to your policy as described below.

A premium payment is received by us when it is received at our offices. After you have paid your minimum initial premium, we suggest you send payments directly to us, rather than through your agent/registered representative, to assure the earliest crediting date.

Insurance coverage does not begin until we receive your minimum initial premium. The minimum initial premium is generally equal to at least the minimum premiums for the first three months. The minimum premium is based on monthly rates that vary according to each joint insured person's gender, risk class and age. Optional rider benefits have their own minimum premium rates. If you authorize premiums to be paid by electronic funds transfer, we will issue a policy upon receipt of the minimum premium for the first month and the required completed electronic funds transfer forms.

Your policy will indicate the minimum premium that applies to you. You are not required to pay the minimum premium, but payment of the minimum premium will keep your policy in force during the death benefit guarantee period. **See Death Benefit Guarantee, page 31.** **Payment of the minimum premium may or may not be enough to keep your policy in force beyond the death benefit guarantee period.**

Premium Payments Affect Your Coverage. During the death benefit guarantee period, the death benefit guarantee lasts only if your cumulative premium payments to the next monthly processing date, minus any partial withdrawals or loans, are at least equal to the sum of minimum premium payments applicable to the guarantee. If they are not and your surrender value is not enough to pay the periodic fees and charges, when due, then your policy will enter the 61-day grace period and you must make a sufficient premium payment to avoid lapse and loss of insurance coverage. **See Lapse, page 45.**

Allocation of Net Premium. Until your initial net premium is allocated as described below, we hold premiums in a general suspense account. Premiums held in this suspense account do not earn interest.

We apply the initial net premium to your policy after all of the following conditions have been met:

- We receive the required initial minimum premium;
- All issue requirements have been received by our Customer Service Center; and
- We approve your policy for issue.

We allocate your initial net premium according to the premium allocation instructions specified on the application in whole percentages totaling 100% on the valuation date next following your policy date.

All net premiums we receive after the initial premium are allocated to your policy on the valuation date of receipt. We will use your most recent premium allocation instructions specified in whole percentages totaling 100%.

Free Look Period

During the free look period, you have the right to examine your policy and return it to us for a refund if you are not satisfied for any reason. The free look period is ten days from your receipt of the policy.

If you return your policy to us during the free look period, we will cancel it as of your policy date and send you a refund equal to a return of all premium we have received.

In some of our forms temporary insurance is referred to as "Conditional Receipt."

Temporary Insurance

If you pay the minimum initial premium and qualify, we may issue you temporary insurance. If both joint insured persons' ages are 69 or less, the maximum amount of temporary insurance coverage $500,000; otherwise the maximum amount of temporary insurance coverage is $250,000.

Temporary insurance coverage begins when all of the following events have occurred:
- You have completed and signed our temporary insurance coverage form;
- All required medical examinations and tests have been completed within 60 days of the date of the temporary insurance coverage form;
- We determine that, as of the date of the required medical examinations and tests, the insured persons are insurable for the amount and plan applied for;
- We have received and accepted a premium payment of at least your minimum initial premium (selected on your application); and
- The necessary parts of the application are complete.

During the period of temporary insurance coverage your premium payments are held by us in a general suspense account until underwriting is completed and the policy is issued or the temporary insurance coverage otherwise ends. Premiums held in this suspense account do not earn interest and they are not allocated to the investment options available under the policy until a policy is issued. **See Allocation of Net Premium, page 21.** If a policy is not issued and temporary insurance coverage ends, any premium received will be returned without interest.

Fees and Charges

We deduct fees and charges under the policy to compensate us for:
- Providing the insurance benefits of the policy (including any rider benefits);
- Administering the policy;
- Assuming certain risks in connection with the policy; and
- Incurring expenses in distributing the policy.

The amount of a fee or charge may be more or less than the cost associated with the service or benefit. Accordingly, excess proceeds from one fee or charge may be used to make up a shortfall on another fee or charge, and we may earn a profit on one or more of these fees and charges. We may use any such profits for any proper corporate purpose, including, among other things, payments of sales expenses.

Transaction Fees and Charges

We deduct the following transaction fees and charge from your policy value each time you make certain transactions.

Premium Expense Charge. We deduct a premium expense charge from each premium payment we receive. This charge is 4.75% of each premium payment during the first ten policy years and 3.75% thereafter.

This charge helps offset:
- The expenses we incur in selling the policy;
- The costs of various state and local taxes; and
- The cost associated with the federal income tax treatment of our deferred acquisition costs. This cost is determined solely by the amount of life insurance premium we receive.

Partial Withdrawal Fee. We deduct a partial withdrawal fee each time you take a partial withdrawal from your policy. The amount of this fee is currently $10, but we reserve the right to deduct up to $25 for each partial withdrawal. We deduct the partial withdrawal fee proportionately from your remaining fixed and variable account values.

This fee helps offset the expenses we incur when processing a partial withdrawal.

Surrender Charge. We deduct a surrender charge during the first 15 policy years or the first 15 years after an increase in your insurance coverage when you:
- Surrender your policy; or
- Allow your policy to lapse.

The amount of the surrender charge depends on the surrender charge rates.

When you purchase a policy or increase your insurance coverage, we set surrender charge rates. The surrender charge remains level for the first five policy or segment years and then decreases uniformly each month to zero at the end of the fifteenth policy or segment year. **See Changes in the Amount of Your Insurance Coverage, page 28.** Surrender charge rates will not exceed $8.50 per $1,000 of insurance coverage and the rates that apply to you will be set forth in your policy.

In the early policy years the surrender charge usually exceeds the policy value because the surrender charge is usually more than the cumulative minimum premiums minus policy fees and charges. Therefore, you should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.

This charge helps offset the expenses we incur in selling the policy.

Transfer Charge. We currently do not assess a charge for transfers between any of the investment options. We reserve the right, however, to charge up to $25 for each transfer in excess of 12 transfers in a policy year. Transfers associated with policy loans, the dollar cost averaging or automatic rebalancing programs or the exercise of conversion rights will not count as transfers when calculating any applicable transfer charge.

This charge helps offset the expenses we incur when processing transfers.

Excess Illustration Fee. We currently do not assess this fee, but we reserve the right to assess a fee of up to $50 for each illustration of your policy values you request after the first each policy year.

This fee helps offset the costs we incur when processing requests for excess illustrations.

Excess Annual Report Fee. We currently do not assess this fee, but we reserve the right to assess a fee of up to $50 for each annual report you request after the first each policy year.

This fee helps offset the costs we incur when processing requests for excess annual reports.

In the policy form the "monthly processing date" is referred to as the "Monthly Anniversary."

Periodic Fees and Charges

We deduct the following periodic fees and charges from your policy value on the monthly processing date. The monthly processing date is the same date each month as your policy date. If that date is not a valuation date, then the monthly processing date is the next valuation date.

Cost of Insurance. The cost of insurance charge is equal to our current monthly cost of insurance rates multiplied by the net amount at risk for each segment of your insurance coverage. The net amount at risk as calculated on each monthly processing date equals the difference between:

- Your current base death benefit, discounted to take into account each month's interest earnings at an assumed 4.00% annual interest rate; and
- Your policy value minus the periodic fees and charges due on that date, other than cost of insurance charges.

Monthly cost of insurance rates are based on each joint insured person's age at issue, gender, risk class and amount of insurance coverage on the policy date and each date you increase your insurance coverage (a "segment date") and the policy year. They will not, however, be greater than the guaranteed cost of insurance rates shown in the policy, which are based on the 1980 Commissioner's Standard Ordinary Sex Distinct Mortality Tables. The rates that apply to you will be set forth in your policy. **See the Periodic Fees and Charges table, page 9, for the minimum and maximum cost of insurance rates and the rates for a representative joint insured person.**

Separate cost of insurance rates apply to each segment of your insurance coverage and your riders. The maximum rates for the initial and each new segment of your insurance coverage will be printed in your policy schedule pages.

The cost of insurance charge varies from month to month because of changes in your net amount at risk, changes in your death benefit and the increasing age of the joint insured persons. The net amount at risk is affected by the same factors that affect your policy value, namely:

- The net premium applied to your policy;
- The fees and charges we deduct;
- Any partial withdrawals you take;
- Interest earnings on the amounts allocated to the fixed account;
- Interest earned on amounts held in the loan account; and
- The investment performance of the funds underlying the subaccounts of the variable account.

We calculate the net amount at risk separately for each segment of your insurance coverage.

The cost of insurance charge compensates us for the ongoing costs of providing insurance coverage, including the expected cost of paying death proceeds that may be more than your account value.

Administrative Charge. The monthly administrative charge is $7.50 and is guaranteed not to exceed the product of $5 and the ratio (not to exceed 2.00) of (a) the Consumer Price Index (for all urban households) for the preceding September to (b) the Consumer Price Index for September 1985. The administrative charge helps compensate us for the costs associated with administering the policies.

Monthly Amount Charge. During the first 20 policy years (and for 20 years following a requested increase in insurance coverage) we will deduct a monthly charge per $1,000 of insurance coverage. The monthly amount charge is based on the gender, risk class, amount of insurance coverage and the average age of the joint insured persons on the policy date and on each segment date, as appropriate. Any decrease in insurance coverage or any change in insurance coverage resulting from a change in the death benefit option will not affect the monthly amount charge. The rates that apply to you will be set forth in your policy. **See the Periodic Fees and Charges table, page 9, for the minimum and maximum monthly amount charge rates and the rates for a representative joint insured person.**

The monthly amount charge helps compensate us for expenses relating to the distribution of the policy, including agents' commissions, advertising and the printing of the prospectus and sales literature for new sales of the policy. A portion of this charge may also contribute to company profits.

Mortality and Expense Risk Charge. During the first ten policy years, the monthly mortality and expense risk charge currently is 0.075% (0.90% annually) of your variable account value (guaranteed not to exceed an annual rate of 1.20%). After the tenth policy year, we currently anticipate that we will reduce this charge to 0.02083% per month (0.25% annually); however, in no event will the mortality and expense risk charge exceed 0.55% annually for the duration of the policy.

This charge helps compensate us for the mortality and expense risks we assume when we issue a policy. The mortality risk is that insured people, as a group, may live less time than we estimated. The expense risk is that the costs of issuing and administering the policies and operating the subaccounts of the variable account are greater than we estimated.

Optional Rider Fees and Charges

There may be separate fees and charges for optional rider benefits. **See the Optional Rider Fees and Charges table, page 10, and the Optional Rider Benefits section, page 33, for more information about the optional rider benefits and the applicable fees and charges.**

Waiver and Reduction of Fees and Charges

We may waive or reduce any of the fees and charges under the policy, as well as the minimum amount of insurance coverage set forth in this prospectus. Any waiver or reduction will be based on expected economies that result in lower sales, administrative or mortality expenses. For example, we may expect lower expenses in connection with sales to:

- Certain groups or sponsored arrangements (including our employees, certain family members of our employees, our affiliates and our appointed sales agents);
- Corporate purchasers; or
- Our policyholders or the policyholders of our affiliated companies.

Any variation in fees and charges will be based on differences in costs or services and our rules in effect at the time. We may change our rules from time to time, but we will not unfairly discriminate in any waiver or reduction.

Fund Fees and Expenses

Each fund deducts management fees from the amounts allocated to the funds. In addition, each fund deducts other expenses which may include service fees which are used to compensate service providers, including the company and its affiliates, for administrative and policy owner services provided on behalf of the fund. Certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by an underlying fund. Fund redemption fees, if any, are separate and distinct from any transaction or periodic fees and charges deducted from your policy value. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The company, or its U.S. affiliates, receives from each of the funds or the funds' affiliates varying levels and types of revenue with respect to each of the funds available through the policy. In terms of the total dollar amounts received, the greatest amount of revenue comes from assets allocated to funds managed by ING Investments, LLC or other company affiliates, which funds are either not subadvised or are subadvised by another company affiliate. Assets allocated to funds managed by a company affiliate, Directed Services, Inc., for example, but which are subadvised by unaffiliated third parties generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated funds generate the least amount of revenue.

Types of Revenue Received from Affiliated Funds

Affiliated funds are (a) funds managed by ING Investments, LLC or other company affiliates, which funds are either not subadvised or are subadvised by another company affiliate; and (b) funds managed by a company affiliate but which are subadvised by unaffiliated third parties.

Revenues received by the company from affiliated funds and/or their affiliates may include:

- Service fees that are deducted from fund assets; and
- Revenues which may be based either on an annual percentage of average net assets held in the fund by the company or a percentage of the management fees. These revenues may be received as cash payments or according to a variety of financial accounting techniques which are used to allocate revenue and profits across ING businesses. For funds subadvised by unaffiliated third parties, once the subadviser has been paid, the adviser may share a portion of the remaining management fee with the company. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the company.

Types of Revenue Received from Unaffiliated Funds

Revenue received from each of the unaffiliated funds or their affiliates are based on an annual percentage of the average net assets held in that fund by the company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

Revenues received by the company from unaffiliated funds and/or their affiliates may include:

- For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets; and
- Additional payments for administrative, recordkeeping or other services which we provide to the funds or their affiliates or as an incentive for us to make the funds available through the policy. These additional payments may be used by us to finance distribution of the policy.

The three unaffiliated fund families which currently have funds offered through the policy, ranked according to total dollar amounts they paid to the company or its affiliates in 2005, are as follows:

- Fidelity® Variable Insurance Product Portfolios;
- American Funds Insurance Series; and
- Neuberger Berman AMT Portfolios®.

If the revenues received from affiliated funds were included in this list, payments to the company or its affiliates by ING Investments, LLC and other company affiliates would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to:

- Co-branded marketing materials;
- Targeted marketing sales opportunities;
- Training opportunities at meetings;
- Training modules for sales personnel; and
- Opportunity to host due diligence meetings for representatives and wholesalers.

Management personnel of the company and of its affiliated broker-dealers may receive additional compensation if the overall amount of investments in funds advised by company affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if the overall amount of investments in the policies and other products issued by the company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the policies.

Death Benefits

In the policy form the amount of insurance coverage you select is referred to as the "Face Amount."

You decide the amount of life insurance protection you need, now and in the future. Generally, we require a minimum of $250,000 of coverage to issue your policy. We may lower this minimum for certain group, sponsored or corporate purchasers. The amount of insurance coverage in effect on your policy date is your initial coverage segment.

It may be to your economic advantage to include part of your insurance coverage under a term insurance rider. **See Important Information About Term Insurance Riders, page 34**.

Changes in the Amount of Your Insurance Coverage

Subject to certain limitations, you may change the amount of your insurance coverage. Changing the amount of your insurance coverage will generally not be allowed until after the first policy year. We reserve the right to limit a change in the amount of your insurance coverage during the first four policy years. The change will be effective on the next monthly processing date after we receive your written request or the next monthly processing date after underwriting approval (if required), whichever is later.

There may be underwriting or other requirements that must be met before we will approve a change. After we approve your request to change the amount of insurance coverage under the policy, we will send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our Customer Service Center so that we can make this change for you.

Increases in the amount of your insurance coverage must be at least $5,000 and may be permitted until any joint insured person exceeds age 85.

A coverage segment or segment is a block of insurance coverage. A requested increase in insurance coverage will cause a new coverage segment to be created. Once we create a new segment, it is permanent unless law requires differently.

Each new segment will have:
- A new surrender charge;
- New cost of insurance charges, guaranteed and current;
- A new monthly amount charge;
- A new incontestability period;
- A new suicide exclusion period; and
- A new minimum premium.

In determining the net amount at risk for each coverage segment we allocate the policy value first to the initial segment and any excess to additional segments starting with the first.

You may not decrease the amount of your insurance coverage below $200,000. You cannot request a decrease in the amount of your insurance coverage more frequently than once every six months. Decreases in insurance coverage on policies with multiple coverage segments will be made in the following order:
(1) From the most recent segment;
(2) From the next more recent segments successively; and
(3) From the initial segment.

Decreases in insurance coverage may result in:
- A shortened death benefit guarantee period if a term insurance rider is attached;
- Reduced minimum premium amounts; and
- Reduced cost of insurance charges.

Decreases in insurance coverage will not result in reduced surrender or monthly amount charges.

We reserve the right to not approve a requested change in your insurance coverage that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code. In addition, we may refuse to approve a requested change in your insurance coverage that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgment accepting your policy as a modified endowment contract. Decreasing the amount of insurance coverage under your policy could cause your policy to be considered a modified endowment contract. If this happens, prior and subsequent distributions from the policy (including loans) may be subject to adverse tax treatment. You should consult a qualified tax adviser before changing your amount of insurance coverage. **See Modified Endowment Contracts, page 48.**

Death Benefit Qualification Test

The death benefit proceeds are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance. Your policy will meet this definition of life insurance provided that it meets the requirements of the guideline premium test.

The guideline premium test requires that premium payments do not exceed certain statutory limits and your death benefit is at least equal to your policy value multiplied by a factor defined by law. The guideline premium test provides for a maximum amount of premium in relation to the death benefit and a minimum amount of death benefit in relation to policy value. The factors for the guideline premium test can be found in Appendix A of this prospectus.

Certain changes to a policy which uses the guideline premium test may allow the payment of premium in excess of the statutory limits in order to keep the policy from lapsing. In this circumstance, any such excess premium will be allocated to the fixed account in order for the policy to continue to meet the federal income tax definition of life insurance.

Death Benefit Options

There are two death benefit options available under the base policy before age 100 of the younger joint insured person. You choose the option you want when you apply for the policy, but you may change that choice after the fourth policy year.

In the policy form, death benefit "Option 1" is referred to as the "Level Amount Option" or "Option A" and death benefit "Option 2" is referred to as the "Variable Amount Option" or "Option B."

Option 1. Under death benefit Option 1, the base death benefit is the greater of the amount of insurance coverage you have selected or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A. Under this option your base death benefit will remain level unless your policy value multiplied by the appropriate factor described in Appendix A exceeds the death benefit. In this case, your death benefit will vary as the policy value varies.

Option 2. Under death benefit Option 2, the base death benefit is the greater of the amount of insurance coverage you have selected plus your policy value or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A. Under this option your base death benefit will vary as the policy value varies.

Which Death Benefit Option to Choose. If you are satisfied with the amount of your existing insurance coverage and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the policy value and lower cost of insurance charges, you should choose Option 1. If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should choose Option 2.

Changing Death Benefit Options. After the fourth policy year, you may change death benefit options once each policy year. Evidence of insurability is currently not required for death benefit option changes, but we reserve the right to require such evidence in the future.

Changing your death benefit option may reduce or increase your insurance coverage but will not change the amount of your base death benefit. We may not approve a death benefit option change if it reduces the amount of insurance coverage below the minimum we require to issue your policy. On the effective date of your option change, your insurance coverage will change as follows:

Change From:	Change To:	Insurance Coverage Following the Change:
Option 1	Option 2	• Your insurance coverage before the change minus your policy value as of the effective date of the change.
Option 2	Option 1	• Your insurance coverage before the change plus your policy value as of the effective date of the change.

Your death benefit option change is effective on your next monthly processing date after we approve it.

After we approve your request, we send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our Customer Service Center so that we can make this change for you.

If a death benefit option change causes the amount of insurance coverage to change, no new coverage segment(s) is (are) created. Instead, the size of each existing segment(s) is (are) changed. If you change death benefit options, there is no change to the amount of term insurance coverage if you have added a term insurance rider to your policy. **See Four Year Term Rider, page 33; Survivorship Term Rider, page 33.**

Changing your death benefit option may have tax consequences. You should consult a qualified tax adviser before making changes.

Death Benefit Proceeds

After the surviving joint insured person's death, if your policy is in force we pay the death benefit proceeds to the beneficiaries. The beneficiaries are the people you name to receive the death benefit proceeds from your policy. The death benefit proceeds are equal to:

- Your base death benefit; plus
- The amount of any rider benefits; minus
- Any outstanding policy loan with accrued loan interest; minus
- Any outstanding fees and charges incurred before the surviving joint insured person's death.

The death benefit is calculated as of the surviving joint insured person's death and will vary depending on the death benefit option you have chosen.

Death Benefit Guarantee

The policy has a death benefit guarantee which provides that the policy will not lapse even if the surrender value is not enough to pay the periodic fees and charges each month.

In general, the two most significant benefits of the death benefit guarantee are:

- During the early policy years, the surrender value may not be enough to cover the periodic fees and charges due each month, so that the death benefit guarantee may be necessary to avoid lapse of the policy. This occurs when the surrender charge exceeds the policy value in these years. Likewise, if you request an increase in the amount of your insurance coverage, an additional surrender charge will apply for the 15 years following the increase, which could create a similar possibility of lapse as exists during the early policy years; and
- To the extent the surrender value declines due to poor investment performance of the funds underlying the subaccounts of the variable account or due to an additional surrender charge after a requested increase in the amount of your insurance coverage, the surrender value may not be sufficient even in later policy years to cover the periodic fees and charges due each month. Accordingly, the death benefit guarantee may be necessary in later policy years to avoid lapse of the policy.

The death benefit guarantee is standard on every policy. It provides a guarantee that your policy will not lapse during the guarantee period, provided your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to the sum of minimum premium payments to the next monthly processing date. Your policy will specify the guarantee period. The death benefit guarantee period depends on the issue ages and premium classes of the joint insured persons, the death benefit option chosen and any additional insurance benefits attached by rider. Certain policy changes may also change the death benefit guarantee period. There is no charge for this guarantee.

You should consider the following factors in relation to the death benefit guarantee:

- The amount of the minimum premium for your policy will be set forth in your policy (**see Premium Payments, page 20)**;
- The minimum premium for your policy is based on monthly rates that vary according to each insured person's gender, risk class and age;
- Even though you may pay less than the minimum premium amount, you may lose the significant protection provided by the death benefit guarantee by doing so;
- A loan may cause the termination of this guarantee because we deduct your loan amount from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the guarantee in effect; and
- Even if the death benefit guarantee terminates, your policy will not necessarily lapse (**see Lapse, page 45**).

We will notify you if on any monthly processing date you have not paid enough premium to keep this death benefit guarantee in force. This notice will show the amount of premium required to maintain this guarantee. If we do not receive the required premium payment within 61 days from the date of our notice, the death benefit guarantee will terminate. If this guarantee terminates, it cannot be reinstated.

Additional Insurance Benefits

Your policy may include additional insurance benefits, attached by rider. There are two types of riders:

- Those that provide optional benefits that you must select before they are effective; and
- Those that automatically come with the policy.

The following information does not include all of the terms and conditions of each rider, and you should refer to the rider to fully understand its benefits and limitations. We may offer riders not listed here. Contact your agent/registered representative for a list of riders and their availability.

Optional Rider Benefits

The following riders may have an additional cost, but you may cancel optional riders at any time. ***Adding or canceling riders may have tax consequences*****. See Modified Endowment Contracts, page 48. See also, Important Information About Term Riders, page 34.**

Four-Year Term Rider. This term insurance rider provides a four year, level term insurance benefit if the surviving joint insured person dies during the first four policy years. You may apply for this rider only when you apply for the base policy. The minimum amount of coverage under this rider is $250,000. The maximum amount of coverage under this rider is 125 percent of the total amount of insurance coverage selected under the base policy plus the amount of Survivorship Term Rider coverage, if any.

You should consider the following factors when deciding whether to add the Four Year Term Rider to your policy:

- The current cost of insurance rates for this rider are generally less than those for the base policy (**see Optional Rider Fees and Charges table, page 10**);
- The monthly amount charge rates for this rider are different than those for the base policy;
- This rider does not have a surrender charge; and
- The rider will shorten the death benefit guarantee period of the base policy.

Survivorship Term Rider. Provides a level term insurance benefit payable on the death of the surviving joint insured person if death occurs prior to age 80 of the younger joint insured person. The minimum amount of coverage under this rider is $100,000. The maximum amount of coverage under this rider is three times the total amount of insurance coverage selected under the base policy.

You should consider the following factors when deciding whether to add the Survivorship Term Rider to your policy:

- The current cost of insurance rates for this rider are different than those for the base policy (**see Optional Rider Fees and Charges table, page 10**);
- The monthly amount charge rates for this rider are generally less than those for the base policy;
- This rider does not have a surrender charge; and
- The rider will shorten the death benefit guarantee period of the base policy.

By company practice, you can transfer your coverage under this rider to your base policy without evidence of insurability if your base death benefit is equal to your policy value multiplied by the appropriate factor described in Appendix A or within 90 days prior to the rider's expiration date. Cost of insurance rates for this new coverage segment will be the same as the cost of insurance rates for the initial coverage segment, based on the risk class and duration of the term coverage. The monthly amount charge rates on the new coverage segment will be no higher than the monthly amount charge rates on the rider in the year prior to transfer.

Important Information about the Term Riders

It may be to your economic advantage to include all or part of your insurance coverage under a term rider. Working with your agent, consider the following factors when deciding whether to include coverage under a term rider and in what proportion to the total amount of coverage under your policy.

Cost of Insurance and Other Fees and Charges. The cost of insurance rates and other fees and charges affect the value of your policy. The lower the cost of insurance and other fees and charges, the greater the policy's cash value. Accordingly, please be aware that:

- The current cost of insurance rates for coverage under a term rider are generally less than the current cost of insurance rates for coverage under the base policy;
- The guaranteed maximum cost of insurance rates for coverage under a term rider are generally the same as the guaranteed maximum cost of insurance rates for coverage under the base policy; and
- Some policy fees and charges that apply to coverage under the base policy may not apply to coverage under a term rider.

Features and Benefits. Certain features and benefits are limited or unavailable if you have term rider coverage, including:

- Death Benefit Guarantees; and
- Term Rider coverage terminates at age 80.

Compensation. We generally pay more compensation to your agent on premiums paid for coverage under the base policy than we do on premiums paid for coverage under a term rider. **See *Distribution of the Policies*, page 59.**

With these factors in mind, you should discuss with your agent how the use of a term rider will affect the costs, benefits, features and performance of your policy. You should also review illustrations based on different combinations of base policy and term rider coverage so that you can decide what combination best meets your needs. The foregoing discussion does not contain all of the terms and conditions or limitations of coverage under the base policy or a term rider, and you should read the policy, the Four-Year Term Rider and the Survivorship Term Rider carefully to fully understand their benefits and limitations.

Automatic Rider Benefit

The following rider benefit may come with your policy automatically, depending on the age and/or risk class of each joint insured person. Exercising the benefit may have tax consequences. **See Optional Rider Fees and Charges table, page 10.**

Policy Split Option Rider. The Policy Split Option Rider allows you, under certain circumstances, the opportunity to exchange your policy for two single life insurance policies. One single life policy will be issued on the life of each joint insured person. The new single life policies will be subject to the minimum and maximum coverage amounts and issue ages for the plan of insurance chosen. We may require evidence of insurability.

Unless law requires otherwise, you may use the policy split option within 90 days of the occurrence of any of the following events:

- A final divorce decree regarding the marriage of the joint insured persons;
- A dissolution of a business partnership of the joint insured persons; or
- A change in the federal estate tax laws which results in either:
  > Elimination of the unlimited marital deduction; or
  > A reduction by at least 50% the estate taxes payable upon death.

You should consider the following factors before requesting to exercise the policy split option:

- On the effective date of the policy split, the available death benefit under your policy will be divided between the two new single life policies. The death benefit of each new single life policy cannot be greater than 50% of the base policy's death benefit, not including riders;
- You may take less than the maximum death benefit amount available. If the total death benefit for the two new single life insurance policies is less than the total death benefit under the one policy before the split, there may be a surrender charge;
- On the effective date of the policy split, the policy value of the base policy will be divided equally and each portion will be applied as premiums to each of the new single life policies;
- The premiums for the new single life policies will be based on the age and risk class of each joint insured person on the effective date of the policy split. Premiums will be due for each new policy under the terms of the new policy;
- The new policy owner will be the joint insured person whose life is insured under the new single life policy, unless specified otherwise;
- The beneficiary for each single life policy will be the beneficiary named for the base policy, unless specified otherwise; and
- Exercising the policy split option may be treated as a taxable transaction. Moreover, two single life insurance policies could be treated as modified endowment contracts. **See Taxation of Policy Splits, page 50.**

The tax consequences of exercising the policy split option are uncertain. You should consult a qualified tax adviser as to those consequences. **See Taxation of Policy Splits, page 50.**

In the policy form the “policy value” is referred to as the “Accumulation Value,” the “fixed account value” is referred to as the “Fixed Accumulation Value,” and the “variable account value” is referred to as the “Variable Accumulation Value.”

Policy Value

Your policy value equals the sum of your fixed account, variable account and loan account values. Your policy value reflects:

- The net premium applied to your policy;
- The fees and charges that we deduct;
- Any partial withdrawals you take;
- Interest earned on amounts allocated to the fixed account;
- The investment performance of the funds underlying the subaccounts of the variable account; and
- Interest earned on amounts held in the loan account.

Fixed Account Value

Your fixed account value equals the net premium you allocate to the fixed account, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your policy value. **See The Fixed Account, page 18.**

Variable Account Value

Your variable account value equals your policy value attributable to amounts invested in the subaccounts of the variable account.

Determining Values in the Subaccounts. The value of the amount invested in each subaccount is measured by accumulation units and accumulation unit values. The value of each subaccount is the accumulation unit value for that subaccount multiplied by the number of accumulation units you own in that subaccount. Each subaccount has a different accumulation unit value.

The accumulation unit value is the value determined on each valuation date. The accumulation unit value of each subaccount varies with the investment performance of its underlying fund. It reflects:

- Investment Income;
- Realized and unrealized gains and losses;
- Fund expenses (including fund redemption fees, if applicable); and
- Taxes, if any.

A valuation date is a date on which a fund values its shares and the New York Stock Exchange is open for business, except for days on which valuations are suspended by the SEC. Each valuation date ends at 4:00 p.m. Eastern time. We reserve the right to revise the definition of valuation date as needed in accordance with applicable federal securities laws and regulations.

You purchase accumulation units when you allocate premium or make transfers to a subaccount, including transfers from the loan account.

We redeem accumulation units:

- When amounts are transferred from a subaccount (including transfers to the loan account);
- For the monthly deduction of the periodic fees and charges from your variable account value;
- For policy transaction fees;
- When you take a partial withdrawal;
- If you surrender your policy; and
- To pay the death benefit proceeds.

To calculate the number of accumulation units purchased or sold we divide the dollar amount of your transaction by the accumulation unit value for the subaccount calculated at the close of business on the valuation date of the transaction.

The date of a transaction is the date we receive your premium or transaction request at our Customer Service Center, so long as the date of receipt is a valuation date. We use the accumulation unit value which is next calculated after we receive your premium or transaction request and we use the number of accumulation units attributable to your policy on the date of receipt.

We deduct the periodic fees and charges each month from your variable account value on the monthly processing date. If your monthly processing date is not a valuation date, the monthly deduction is processed on the next valuation date.

The value of amounts allocated to the subaccounts goes up or down depending on the investment performance of the corresponding funds. **There is no guaranteed minimum value of amounts invested in the subaccounts of the variable account.**

How We Calculate Accumulation Unit Values. We determine the accumulation unit value for each subaccount on each valuation date.

We generally set the accumulation unit value for a subaccount at $10 when the subaccount is first opened. After that, the accumulation unit value on any valuation date is:

- The accumulation unit value for the preceding valuation date; multiplied by
- The subaccount's accumulation experience factor for the valuation period.

Every valuation period begins at 4:00 p.m. Eastern time on a valuation date and ends at 4:00 p.m. Eastern time on the next valuation date. We reserve the right to revise the definition of valuation date as needed in accordance with applicable federal securities laws and regulations.

We calculate an accumulation experience factor for each subaccount every valuation date as follows:

- We take the net asset value of the underlying fund shares as reported to us by the fund managers as of the close of business on that valuation date;
- We add dividends or capital gain distributions declared and reinvested by the fund during the current valuation period;
- We subtract a charge for taxes, if applicable; and
- We divide the resulting amount by the net asset value of the shares of the underlying fund at the close of business on the previous valuation date.

Loan Account Value

In the policy form the "loan account value" is referred to as the "Loan Amount."

When you take a loan from your policy we transfer your loan amount to the loan account as collateral for your loan. Your loan amount includes interest payable in advance to the next policy anniversary. The loan account is part of our general account and we charge interest on amounts held in the loan account. Your loan account value is equal to your outstanding loan amount plus any interest credited on the loan account value. **See Loans, page 38**.

Special Features and Benefits

Loans

You may borrow money from us using your policy as collateral for the loan. We reserve the right to limit borrowing during the first policy year. A new loan amount must be at least $500, and the amount you may borrow is limited to 100% of the surrender value of your policy.

When you take a loan, we transfer an amount equal to your loan to the loan account. The loan account is part of our general account specifically designed to hold collateral for policy loans and interest.

Your loan request must be directed to our Customer Service Center. When you request a loan you may specify the investment options from which the loan collateral will be taken. If you do not specify the investment options, the loan collateral will be taken proportionately from each active investment option you have, including the fixed account.

If you request an additional loan, we add the new loan amount to your existing loan. This way, there is only one loan outstanding on your policy at any time.

Loan Interest. We credit amounts held in the loan account with interest at an annual rate of 4.00%. Interest we credit is allocated to the subaccounts and fixed account in the same proportion as your current premium allocation unless you tell us otherwise.

We also charge interest on loans. The annual interest rate charged is currently 5.66%.

After the tenth policy year, the annual interest rate which we charge will be reduced to 3.85% for that portion of the loan amount that is not greater than:

- Your variable account value plus your fixed account value; minus
- The sum of all premiums paid minus all partial withdrawals.

Loans with this reduced interest rate are preferred loans. This reduced interest rate may change at any time but is guaranteed not to exceed 3.85%.

Interest is payable in advance at the time you take any loan (for the rest of the policy year) and at the beginning of each policy year thereafter (for the entire policy year). If you do not pay the interest when it is due, we add it to your loan account balance.

We will refund to you any interest we have not earned if:

- Your policy lapses;
- You surrender your policy; or
- You repay your loan.

Loan Repayment. You may repay your loan at any time. However, unless you tell us otherwise we will treat amounts received as premium payments and not loan repayments. You must tell us if you want a premium payment to go towards repaying your loan.

When you make a loan repayment, we transfer an amount equal to your payment from the loan account to the subaccounts and fixed account in the same proportion as your current premium allocation, unless you tell us otherwise.

Effects of a Policy Loan. Using your policy as collateral for a loan will effect your policy in various ways. You should carefully consider the following before taking a policy loan:

- If you do not make loan repayments your policy could lapse because your surrender value may not be enough to pay your fees and charges each month;
- A loan may cause the termination of the death benefit guarantee because we deduct your loan amount from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the death benefit guarantee in effect;
- Taking a loan reduces your opportunity to participate in the investment performance of the subaccounts and the interest guarantees of the fixed account;
- Accruing loan interest will change your policy value as compared to what it would have been if you did not take a loan;
- Even if you repay your loan, it will have a permanent effect on your policy value;
- If you do not repay your loan we will deduct any outstanding loan amount from amounts payable under the policy; and
- Loans may have tax consequences and if your policy lapses with a loan outstanding, you may have further tax consequences. **See *Distributions Other than Death Benefits,* page 48.**

Transfers

You currently may make an unlimited number of transfers of your variable account value between the subaccounts and to the fixed account. Transfers are subject to any conditions or limits that we or the funds whose shares are involved may impose, including:

- You may generally not make transfers until after the fifteenth day following your policy date (**see Allocation of Net Premium, page 21**);
- We reserve the right to limit you to 12 transfers each policy year;
- Although we currently do not impose a charge for transfers, we reserve the right to charge up to $25 for each transfer; and
- We may impose the transfer charge, limit the number of transfers each policy year, restrict or refuse transfers because of frequent or disruptive transfers, as described below.

Any conditions or limits we impose on transfers between the subaccounts or to the fixed account will generally apply equally to all policy owners. However, we may impose different conditions or limits on third parties acting on behalf of policy owners, such as market timing services.

Transfers from the fixed account to the subaccounts of the variable account are subject to the following additional restrictions:

- Only one transfer is permitted each policy year, and you may only make this transfer within 30 days of the anniversary of your policy date;
- You may only transfer up to 50% of your fixed account value unless the balance, after the transfer, would be less than $1,000 in which event you may transfer your full fixed account value; and
- Your transfer must be at least the lesser of $500 or your total fixed account value.

We reserve the right to liberalize these restrictions on transfers from the fixed account, depending on market conditions. Any such liberalization will generally apply equally to all policy owners. However, we may impose different restrictions on third parties acting on behalf of policy owners, such as market timing services.

We process all transfers and determine all values in connection with transfers on the valuation date we receive your request, except as described below for the dollar cost averaging or automatic rebalancing programs.

Dollar Cost Averaging. Anytime your policy value less the loan account value is at least $5,000 you may elect dollar cost averaging.

Dollar cost averaging is a long-term investment program through which you direct us to automatically transfer at regular intervals a specific dollar amount from any of the subaccounts to one or more of the other subaccounts or to the fixed account. We do not permit transfers from the fixed account under this program. You may request that the dollar cost averaging transfers occur on a monthly, quarterly, semi-annual or annual basis. You may discontinue this program at any time. Although we currently do not charge for this feature, we reserve the right to impose a charge in the future.

This systematic plan of transferring policy values is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps reduce the risk of investing too little when the price of a fund's shares is low. Because you transfer the same dollar amount to the subaccounts each period, you purchase more units when the unit value is low and you purchase fewer units when the unit value is high.

Dollar cost averaging does not assure a profit nor does it protect you against a loss in a declining market.

You may discontinue your dollar cost averaging program at any time. We reserve the right to discontinue, modify or suspend this program, and dollar cost averaging will automatically terminate if:

- We receive a request to begin an automatic rebalancing program;
- The policy is in the grace period on any date when dollar cost averaging transfers are scheduled; or
- The specified transfer amount from any subaccount is more than the variable account value in that subaccount.

Automatic Rebalancing. Anytime your policy value less the loan account value is at least $10,000 you may elect automatic rebalancing.

Automatic rebalancing is a program for simplifying the process of asset allocation and maintaining a consistent allocation of your variable and fixed account values among your chosen investment options. Although we currently do not charge for this feature, we reserve the right to impose a charge in the future.

If you elect automatic rebalancing, we periodically transfer amounts among the investment options to match the asset allocation percentages you have chosen. This action rebalances the amounts in the investment options that do not match your set allocation percentages. This mismatch can happen if an investment option outperforms another investment option over the time period between automatic rebalancing transfers.

Automatic rebalancing does not assure a profit nor does it protect you against a loss in a declining market.

You may discontinue your automatic rebalancing program at any time. We reserve the right to discontinue, modify or suspend this program, and automatic rebalancing will automatically terminate if:

- We receive a request to transfer policy values among the investment options;
- We receive a request to begin a dollar cost averaging program;
- The policy is in the grace period on any date when automatic rebalancing transfers are scheduled; or
- The sum of your variable and fixed account values is less than $7,500 on any date when automatic rebalancing transfers are scheduled.

Limits on Frequent or Disruptive Transfers. The policy is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all policy owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the policy.**

We have an excessive trading policy and monitor transfer activity. You will violate our excessive trading policy if your transfer activity:

- Exceeds our current definition of excessive trading, as defined below;
- Is identified as problematic by an underlying fund (even if the activity does not exceed our monitoring standard for excessive trading);
- Is determined, in our sole discretion, to be disruptive due to the excessive dollar amounts involved; or
- Is determined, in our sole discretion, to be not in the best interests of other policy owners.

If we determine that you have violated our excessive trading policy, we will take the following actions. Upon the first violation, we will send to you a one time warning letter. After a second violation we will suspend your transfer privileges via facsimile, telephone, email and the internet, and your transfer privileges will be limited to submission by regular U.S. mail for a period of six months. Our suspension of your electronic transfer privileges will relate to all transfers, not just those fund(s) involved in the excessive transfer activity, and will extend to other company variable life insurance policies and variable annuity contracts that you own. It may be extended to other variable policies and contracts that are issued to you by our affiliates. At the end of the six month suspension period, your electronic transfer privileges will be reinstated. If, however, you violate our excessive trading policy again, after your electronic transfer privileges have been reinstated, we will suspend your electronic transfer privileges permanently. We will notify you in writing if we take any of these actions.

Additionally, if we determine that our excessive trading policy has been violated by a market-timing organization or an individual or other party that is authorized to give transfer instructions on your behalf, whether such violation relates to your policy or another owner's variable policy or contract, we will also take the following actions, without prior notice:

- Not accept transfer instructions from that organization, individual or other party; and
- Not accept preauthorized transfer forms from market timing organizations, individuals or other parties acting on behalf of more than one policy owner at a time.

Our current definition of excessive trading is more than one purchase and sale of the same underlying fund within a 30-day period. We do not count transfers associated with scheduled dollar cost averaging or automatic rebalancing programs (including reoccurring rebalancing transactions under corporate owned policies) and transfers involving certain de minimis amounts when determining whether transfer activity is excessive.

The company does not allow exceptions to our excessive trading policy. We reserve the right to modify our excessive trading policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of policy owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all policy owners or, as applicable, to all policy owners investing in the underlying fund.

Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Most underlying funds have their own excessive trading policies, and orders for the purchase of a fund's shares are subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation or transfer to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason.

Conversion to a Guaranteed Policy. During the first two policy years and the first two years after an increase in the amount of your insurance coverage, you may permanently convert your policy or the requested increase in insurance coverage to a guaranteed policy. If you elect to make this change, we will permanently transfer the amounts you have invested in the subaccounts of the variable account to the fixed account and allocate all future net premium to the fixed account. After you exercise this right you may not allocate future premium payments or make transfers to the subaccounts of the variable account. We do not charge for this change. Contact our Customer Service Center or your agent/registered representative for information about the conversion rights available in your state.

Partial Withdrawals

Beginning in the second policy year you may withdraw part of your policy's surrender value. Only one partial withdrawal is currently allowed each policy year, and a partial withdrawal must be at least $500. In policy years two through 15, you may not withdraw more than 20% of your surrender value. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

We currently charge $10 for each partial withdrawal, but we reserve the right to charge up to $25 for each partial withdrawal. **See Partial Withdrawal Fee, page 23.**

Unless you specify a different allocation, we will take partial withdrawals from the fixed account and the subaccounts of the variable account in the same proportion that your value in each has to your policy value on the monthly processing date. We will determine these proportions at the end of the valuation period during which we receive your partial withdrawal request. For purposes of determining these proportions, we will not include any outstanding loan account value.

Unless you request otherwise, proceeds from a partial withdrawal generally will be paid into an interest bearing account which you can access, without penalty, through a checkbook feature. **See Transaction Processing, page 55.**

Effects of a Partial Withdrawal. We will reduce the policy value by the amount of a partial withdrawal. We will also reduce the death benefit by an amount equal to the factor from the definition of life insurance factors described in Appendix A multiplied by the amount of the partial withdrawal. A partial withdrawal may also cause the termination of the death benefit guarantee because we deduct the amount of the partial withdrawal from the total premiums paid when calculating whether you have paid sufficient premiums in order to maintain the death benefit guarantee.

If death benefit Option 1 is in effect, we will decrease the amount of insurance coverage by the amount of a partial withdrawal. Decreases in insurance coverage on policies with multiple coverage segments will be made in the following order:
(1) From the most recent segment;
(2) From the next more recent segments successively; and
(3) From the initial segment.

Therefore, partial withdrawals may affect the way in which the cost of insurance is calculated and the amount of pure insurance protection under the policy. **See Cost of Insurance, page 24.**

If death benefit Option 2 is in effect, a partial withdrawal will not affect the amount of insurance coverage.

We will not allow a partial withdrawal if the amount of insurance coverage after the withdrawal would be less than $250,000.

A partial withdrawal may have tax consequences depending on the circumstances of such withdrawal. **See *Tax Status of the Policy,* page 47.**

Termination of Coverage

Your insurance coverage will continue under the policy until you surrender your policy or it lapses.

Surrender

> In the policy form the "surrender value" is referred to as the "Cash Surrender Value."

You may surrender your policy for its surrender value any time after the free look period while the insured person is alive. Your surrender value is your policy value minus any surrender charge, loan amount and unpaid fees and charges.

You may take your surrender value in other than one payment.

We compute your surrender value as of the valuation date we receive your written surrender request and policy at our Customer Service Center. All insurance coverage ends on the date we receive your surrender request and policy.

Unless you request otherwise, we will deposit your surrender value into an interest bearing account which you can access, without penalty, through a checkbook feature. **See Transaction Processing, page 55.**

Surrender of your policy may have adverse tax consequences. **See *Distributions Other than Death Benefits,* page 48.**

Lapse

Your policy will not lapse and your insurance coverage under the policy will continue if on any monthly processing date:

- The death benefit guarantee is in effect; or
- Your surrender value is enough to pay the periodic fees and charges when due.

Grace Period. If on a monthly processing date you do not meet either of these conditions, your policy will enter the 61-day grace period during which you must make a sufficient premium payment to avoid having your policy lapse and insurance coverage terminate.

We will notify you that your policy is in a grace period at least 30 days before it ends. We will send this notice to you (and a person to whom you have assigned your policy) at your last known address in our records. We will notify you of the premium payment necessary to prevent your policy from lapsing. This amount generally equals the past due charges, plus the estimated periodic fees and charges and charges of any optional rider benefits for the next two months. If we receive payment of the required amount before the end of the grace period, we apply it to your policy in the same manner as your other premium payments, then we deduct the overdue amounts from your policy value.

If you do not pay the full amount within the 61-day grace period, your policy and its riders will lapse without value. We withdraw your remaining variable and fixed account values, deduct amounts you owe us and inform you that your coverage has ended.

If the surviving joint insured person dies during the grace period, we do pay death benefit proceeds to your beneficiaries with reductions for your loan amount and periodic fees and charges owed.

During the early policy years your surrender value will generally not be enough to cover the periodic fees and charges each month, and you will generally need to pay at least the minimum premium amount (to maintain the death benefit guarantee) for the policy not to lapse.

If your policy lapses, any distribution of policy value may be subject to current taxation. **See *Distributions Other than Death Benefits,* page 48.**

Reinstatement

Reinstatement means putting a lapsed policy back in force. You may reinstate a lapsed policy by written request any time within five years after it has lapsed. A policy that was surrendered may not be reinstated.

To reinstate the policy and any riders, you must submit evidence satisfactory to us that each joint insured person, or surviving joint insured person, is still insurable and pay a premium large enough to keep the policy and any rider benefits in force for at least two months. If you had a policy loan existing when coverage lapsed, we will reinstate it with accrued loan interest to the date of the lapse.

You cannot reinstate a terminated death benefit guarantee.

A policy that lapses during a seven pay testing period and is reinstated more than 90 days after lapsing may be classified as a modified endowment contract for tax purposes. In general, a seven pay testing period is the first seven policy years and the first seven years after certain changes to your policy. You should consult with a qualified adviser to determine whether reinstating a lapsed policy will cause it to be classified as a modified endowment contract. **See Modified Endowment Contracts, page 48.**

TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover federal estate, gift and generation-skipping tax implications, state and local taxes or other tax situations. This discussion is not intended as tax advice. Counsel or other qualified tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service ("IRS").

The following discussion generally assumes that the policy will qualify as a life insurance contract for federal tax purposes.

Tax Status of the Company

We are taxed as a life insurance company under the Internal Revenue Code. The variable account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the company. We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the policy. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to us. In addition, any foreign tax credits attributable to the separate account will first be used to reduce any income taxes imposed on the variable account before being used by the company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the variable account and we do not intend to make provisions for any such taxes. However, if changes in the federal tax laws or their interpretation result in our being taxed on income or gains attributable to the variable account, then we may impose a charge against the variable account (with respect to some or all of the policies) to set aside provisions to pay such taxes.

Tax Status of the Policy

This policy is designed to qualify as a life insurance contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner which is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements which are set forth in Section 7702 of the Internal Revenue Code. Specifically, the policy must meet the requirements of the guideline premium test. **See Death Benefit Qualification Test, page 29.** If your variable life policy does not satisfy this test, it will not be treated as life insurance under Internal Revenue Code 7702. You would then be subject to federal income tax on your policy income as you earn it. While there is very little guidance as to how these requirements are applied, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so. **See *Tax Treatment of Policy Death Benefits*, page 48.**

Diversification and Investor Control Requirements

In addition to meeting the Internal Revenue Code Section 7702 guideline premium test, Internal Revenue Code Section 817(h) requires investments within a separate account, such as our variable account, to be adequately diversified. The Treasury has issued regulations which set the standards for measuring the adequacy of any diversification, and the Internal Revenue Service has published various revenue rulings and private letter rulings addressing diversification issues. To be adequately diversified, each subaccount and its corresponding fund must meet certain tests. If these tests are not met, your variable life policy will not be adequately diversified and not treated as life insurance under Internal Revenue Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Each subaccount's corresponding fund has represented that it will meet the diversification standards that apply to your policy. Accordingly, we believe it is reasonable to conclude that the diversification requirements have been satisfied. If it is determined, however, that your variable life policy does not satisfy the applicable diversification regulations, we will take appropriate and reasonable steps to bring your policy into compliance with such regulations and we reserve the right to modify your policy as necessary in order to do so.

In certain circumstances, owners of a variable life insurance policy have been considered, for federal income tax purposes, to be the owners of the assets of the separate account supporting their policies, due to their ability to exercise investment control over such assets. When this is the case, the policy owners have been currently taxed on income and gains attributable to the separate account assets. Your ownership rights under your policy are similar to, but different in some ways from those described by the IRS in rulings in which it determined that policy owners are not owners of separate account assets. For example, you have additional flexibility in allocating your premium payments and your policy values. These differences could result in the IRS treating you as the owner of a pro rata share of the variable account assets. We do not know what standards will be set forth in the future, if any, in Treasury regulations or rulings. We reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a pro rata share of the variable account assets, or to otherwise qualify your policy for favorable tax treatment.

Tax Treatment of Policy Death Benefits

The death benefit under a policy is generally excludable from the gross income of the beneficiary(ies) under Section 101(a)(1) of the Internal Revenue Code. However, there are exceptions to this general rule. Additionally, federal and local transfer, estate, inheritance and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary(ies). A qualified tax adviser should be consulted about these consequences.

Distributions Other than Death Benefits

Generally, the policy owner will not be taxed on any of the policy value until there is a distribution. When distributions from a policy occur, or when loan amounts are taken from or secured by a policy, the tax consequences depend on whether or not the policy is a “modified endowment contract.”

Modified Endowment Contracts

Under the Internal Revenue Code, certain life insurance contracts are classified as “modified endowment contracts” and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums we receive during the first seven policy years. Certain changes in a policy after it is issued, such as reduction or increase in benefits or policy reinstatement, could also cause it to be classified as a modified endowment contract or increase the period during which the policy must be tested. A current or prospective policy owner should consult with a qualified adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.

If a policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Additionally, all modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in the policy owner's income when a taxable distribution occurs.

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made in the prior two years:

- All distributions other than death benefits, including distributions upon surrender and withdrawals, from a modified endowment contract will be treated first as distributions of gain, if any, taxable as ordinary income. Amounts will be treated as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed. The amount of gain in the policy will be equal to the difference between the policy's value and the investment in the policy;
- Loan amounts taken from or secured by a policy classified as a modified endowment contract, and also assignments or pledges of such a policy (or agreements to assign or pledge such a policy) are treated as distributions and taxed first as distributions of gain, if any, taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed; and
- A 10% additional income tax penalty may be imposed on the distribution amount subject to income tax. This tax penalty generally does not apply to distributions (1) made on or after the date on which the taxpayer attains age 59½; (b) which are attributable to the taxpayer becoming disabled (as defined in the Internal Revenue Code); or (c) which are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Consult a qualified tax adviser to determine whether or not you may be subject to this penalty tax.

Policies That Are Not Modified Endowment Contracts

Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy is there taxable income. However, certain distributions made in connection with policy benefit reductions during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax. Consult a qualified tax adviser to determine whether or not any distributions made in connection with a reduction in policy benefits will be subject to tax.

Loan amounts from or secured by a policy that is not a modified endowment contract are generally not taxed as distributions. However, the tax consequences of such a loan that is outstanding after policy year ten are uncertain and a qualified tax adviser should be consulted about such loans. Finally, neither distributions from, nor loan amounts from or secured by, a policy that is not a modified endowment contract are subject to the 10% additional income tax.

Investment in the Policy

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax free.

Other Tax Matters

Policy Loans

In general, interest on a policy loan will not be deductible. A limited exception to this rule exists for certain interest paid in connection with certain “key person” insurance. You should consult a qualified tax adviser to determine whether you qualify under this exception.

Moreover, the tax consequences associated with a preferred loan (a loan where the interest rate charged is less than or equal to the interest rate credited) available in the policy are uncertain. Before taking out a policy loan, you should consult a qualified tax adviser as to the tax consequences.

If a loan from a policy is outstanding when the policy is surrendered or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the policy and will be taxed accordingly.

Continuation of a Policy

The tax consequences of continuing the policy after the younger joint insured person reaches age 100 are unclear. For example, in certain situations it is possible that after the younger joint insured person reaches age 100, the IRS could treat you as being in constructive receipt of the policy value if the policy value becomes equal to the death benefit. If this happens, an amount equal to the excess of the policy value over the investment in the policy would be includible in your income at that time. Because we believe the policy will continue to constitute life insurance at that time and the IRS has not issued any guidance on this issue, we do not intend to tax report any earnings due to the possibility of constructive receipt in this circumstance. You should consult a qualified tax adviser if you intend to keep the policy in force after the younger joint insured person reaches age 100.

Section 1035 Exchanges

Internal Revenue Code Section 1035 provides, in certain circumstances, that no gain or loss will be recognized on the exchange of one life insurance policy solely for another life insurance policy, an endowment or annuity contract. These rules can be complex, and if you wish to take advantage of Section 1035, you should consult your qualified tax adviser.

Taxation of Policy Splits

The Policy Split Option Rider permits a policy to be split into two single life policies upon the occurrence of:
- A divorce of the joint insured persons;
- Certain changes in federal estate tax law; or
- Dissolution of business conducted or owned by the joint insured persons.

Using the Policy Split Option Rider could have adverse tax consequences. Before you exercise the policy split option, it is important that you consult with a qualified tax adviser regarding the possible tax consequences.

Tax-exempt Policy Owners

Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult a qualified tax adviser regarding the consequences of purchasing and owning a policy. These consequences could include an effect on the tax-exempt status of the entity and the possibility of the unrelated business income tax.

Tax Law Changes

Although the likelihood of legislative action or tax reform is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or other means. It is also possible that any change may be retroactive (that is, effective before the date of the change). You should consult a qualified tax adviser with respect to legislative developments and their effect on the policy.

Policy Changes to Comply with the Law

So that your policy continues to qualify as life insurance under the Internal Revenue Code, we reserve the right to refuse to accept all or part of your premium payments or to change your death benefit. We may refuse to allow you to make partial withdrawals that would cause your policy to fail to qualify as life insurance. We also may make changes to your policy or its riders or make distributions from your policy to the degree that we deem necessary to qualify your policy as life insurance for tax purposes.

If we make any change of this type, it applies the same way to all affected policies.

Any increase in your death benefit will cause an increase in your cost of insurance charges.

Policy Availability and Qualified Plans

The policy is not available for sale to and cannot be acquired with funds that are assets of (i) an employee benefit plan as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and that is subject to Title I of ERISA; (ii) a plan described in Section 4975(e)(1) of the Internal Revenue Code; or (iii) an entity whose underlying assets include plan assets by reason of the investment by an employee benefit plan or other plan in such entity within the meaning of 29 C.F.R. Section 2510.3-101 or otherwise.

Policy owners may use the policy in various other arrangements, including:

- Non-qualified deferred compensation or salary continuance plans;
- Split dollar insurance plans;
- Executive bonus plans;
- Retiree medical benefit plans; and
- Other plans.

The tax consequences of these plans may vary depending on the particular facts and circumstances of each arrangement. If you want to use your policy with any of these various arrangements, you should consult a qualified tax adviser regarding the tax issues of your particular arrangement.

Life Insurance Owned by Businesses

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. For example, in the case of a policy issued to a nonnatural taxpayer, or held for the benefit of such an entity, a portion of the taxpayer's otherwise deductible interest expenses may not be deductible as a result of ownership of a policy even if no loans are taken under the policy. (An exception to this rule is provided for certain life insurance contracts which cover the life of an individual who is a 20% owner, or an officer, director, or employee of a trade or business.) As another example, special rules apply if you are subject to the alternative minimum tax. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a qualified tax adviser.

Income Tax Withholding

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. We generally do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you will have to pay income taxes and possibly penalties later.

Policy Transfers

The transfer of the policy or designation of a beneficiary may have federal, state and/or local transfer and inheritance tax consequences, including the imposition of gift, estate and generation-skipping transfer taxes. The individual situation of each policy owner or beneficiary will determine the extent, if any, to which federal, state and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

You should consult qualified legal or tax advisers for complete information on federal, state, local and other tax considerations.

ADDITIONAL INFORMATION

General Policy Provisions

Your Policy

The policy is a contract between you and us and is the combination of:

- Your policy;
- A copy of your original application and applications for benefit increases or decreases;
- Your riders;
- Your endorsements;
- Your policy schedule pages; and
- Your reinstatement applications.

If you make a change to your coverage, we give you a copy of your changed application and new policy schedules. If you send your policy to us, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.

A president or other officer of our company and our secretary or assistant secretary must sign all changes or amendments to your policy. No other person may change its terms or conditions.

Age

We issue your policy at each joint insured person's age (stated in your policy schedule) based on the age at the last birthday as of the policy date. On the policy date, both joint insured person's ages can generally be no more than age 85. Average age under the policy means the sum of each joint insured person's age divided by two and rounded to the higher age.

We often use age to calculate rates, charges and values. We determine the joint insured persons' ages at a given time by adding the number of completed policy years to the ages calculated at issue and shown in the schedule.

Ownership

The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive benefits before the death of the surviving joint insured. These rights include the right to change the owner, beneficiaries or the method designated to pay death benefit proceeds.

As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy and any irrevocable beneficiaries.

You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded at our Customer Service Center. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

Beneficiaries

You, as owner, name the beneficiaries when you apply for your policy. The primary beneficiaries who survive the surviving joint insured person receive the death benefit proceeds. Other surviving beneficiaries receive death benefit proceeds only if there is no surviving primary beneficiaries. If more than one beneficiary survives the surviving joint insured person, they share the death benefit proceeds equally, unless you specify otherwise. If none of your policy beneficiaries has survived the surviving joint insured person, we pay the death benefit proceeds to you or to your estate, as owner.

You may name new beneficiaries before the death of the surviving joint insured person. We pay death benefit proceeds to the beneficiaries whom you have most recently named according to our records. We do not make payments to multiple sets of beneficiaries. **The designation of certain beneficiaries may have tax consequences.** **See *Other Tax Matters,* page 50.**

Collateral Assignment

You may assign your policy by sending written notice to us. After we record the assignment, your rights as owner and the beneficiaries' rights (unless the beneficiaries were made irrevocable beneficiaries under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid. **The transfer or assignment of a policy may have tax consequences.** **See *Other Tax Matters,* page 50.**

Incontestability

In the policy form the "policy date" is referred to as the "Issue Date."

After your policy has been in force and both joint insured persons are alive for two years from your policy date and from the effective date of any new coverage segment, an increase in any other benefit or reinstatement, we will not question the validity of statements in your applicable application.

Misstatements of Age or Gender

Notwithstanding the Incontestability provision above, if any joint insured person's age or gender has been misstated, we adjust the death benefit to the amount which would have been purchased for the joint insured person's correct age and gender. We base the adjusted death benefit on the cost of insurance charges deducted from your policy value on the last monthly processing date before the surviving joint insured person's death, or as otherwise required by law.

Suicide

If any joint insured person commits suicide within two years of your policy date, unless otherwise required by law, we limit death benefit proceeds to:

- The total premium we receive to the time of death; minus
- Outstanding loan amount; minus
- Partial withdrawals taken.

We make a limited payment to the beneficiaries for a new coverage segment or other increase if any joint insured person commits suicide within two years of the effective date of a new coverage segment or within two years of an increase in any other benefit. The limited payment is equal to the cost of insurance charges which were deducted for the increase.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also limit the types of premium payments (travelers cheques, for example) or the amount of certain types of premium payments (money orders totaling more than $5,000, for example) that we will accept.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you and your policy either entering the 61-day grace period or lapsing. **See Lapse, page 45. See also Premium Payments Affect Your Coverage, page 21.**

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes applicable in laws or regulations and our ongoing assessment of our exposure to illegal activity.

Transaction Processing

Generally, within seven days of when we receive all information required to process a payment, we pay:
- Death benefit proceeds;
- Surrender value;
- Partial withdrawals; and
- Loan proceeds.

We may delay processing these transactions if:
- The New York Stock Exchange is closed for trading;
- Trading on the New York Stock Exchange is restricted by the SEC;
- There is an emergency so that it is not reasonably possible to sell securities in the subaccounts or to determine the value of a subaccount's assets; and
- A governmental body with jurisdiction over the variable account allows suspension by its order.

SEC rules and regulations generally determine whether or not these conditions exist.

We execute transfers among the subaccounts as of the valuation date of our receipt of your request at our Customer Service Center.

We determine the death benefit as of the date of the surviving joint insured person's death. The death benefit proceeds are not affected by subsequent changes in the value of the subaccounts.

We may delay payment from our fixed account for up to six months, unless law requires otherwise, of surrender proceeds, withdrawal amounts or loan amounts. If we delay payment more than 30 days, we pay interest at our declared rate (or at a higher rate if required by law) from the date we receive your complete request.

Unless you request otherwise, we generally pay death benefit proceeds, surrender value and partial withdrawals into an interest bearing account which may be accessed by you or the beneficiary, as applicable, through a checkbook feature. This interest bearing account is backed by our general account, and the checkbook feature may be used to access the payment at any time without penalty.

Notification and Claims Procedures

Except for certain authorized telephone requests, we must receive in writing any election, designation, change, assignment or request made by the owner.

You must use a form acceptable to us. We are not liable for actions taken before we receive and record the written notice. We may require you to return your policy for policy changes or if you surrender it.

If the surviving joint insured person dies while your policy is in force, please let us know as soon as possible. We will send you instructions on how to make a claim. As proof of the surviving joint insured person's death, we may require proof of the deceased surviving joint insured person's age and a certified copy of the death certificate.

The beneficiaries and the deceased surviving joint insured person's next of kin may need to sign authorization forms. These forms allow us to get information such as medical records of doctors and hospitals used by the deceased surviving joint insured person.

Telephone Privileges

Telephone privileges are automatically provided to you and your agent/registered representative, unless you decline it on the application or contact our Customer Service Center. Telephone privileges allow you or your agent/registered representative to call our Customer Service Center to:

- Make transfers;
- Change premium allocations;
- Change your dollar cost averaging and automatic rebalancing programs;
- Request partial withdrawals; and
- Request a loan.

Our Customer Service Center uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:

- Requiring some form of personal identification;
- Providing written confirmation of any transactions; and
- Tape recording telephone calls.

By accepting telephone privileges, you authorize us to record your telephone calls with us. If we use reasonable procedures to confirm instructions, we are not liable for losses from unauthorized or fraudulent instructions. We may discontinue or limit this privilege at any time. **See Limits on Frequent or Disruptive Transfers, page 42.**

Telephone and facsimile privileges may not always be available. Telephone or fax systems, whether yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request by written request.

Non-participation

Your policy does not participate in the surplus earnings of ReliaStar Life Insurance Company of New York.

Advertising Practices and Sales Literature

We may use advertisements and sales literature to promote this product, including:

- Articles on variable life insurance and other information published in business or financial publications;
- Indices or rankings of investment securities; and
- Comparisons with other investment vehicles, including tax considerations.

We may use information regarding the past performance of the subaccounts and funds. Past performance is not indicative of future performance of the subaccounts or funds and is not reflective of the actual investment experience of policy owners.

We may feature certain subaccounts, the underlying funds and their managers, as well as describe asset levels and sales volumes. We may refer to past, current, or prospective economic trends and investment performance or other information we believe may be of interest to our customers.

Settlement Options

You may elect to take the surrender value in other than one lump-sum payment. Likewise, you may elect to have the beneficiaries receive the death benefit proceeds other than in one lump-sum payment, if you make this election before the death of the surviving joint insured. If you have not made this election, the beneficiaries may do so within 60 days after we receive proof of the surviving joint insured person's death.

The investment performance of the subaccounts does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. Payment options are subject to our rules at the time you make your selection. Currently, a periodic payment must be at least $25 and the total proceeds must be at least $2,500.

The following settlement options are available:

- **Option 1 -** The proceeds are left with us to earn interest. Withdrawals and any changes are subject to our approval;
- **Option 2 -** The proceeds and interest are paid in equal installments of a specified amount until the proceeds and interest are all paid;
- **Option 3** - The proceeds and interest are paid in equal installments for a specified period until the proceeds and interest are all paid;
- **Option 4 -** The proceeds provide an annuity payment with a specified number of months. The payments are continued for the life of the primary payee. If the primary payee dies before the certain period is over, the remaining payments are paid to a contingent payee;
- **Option 5** - The proceeds provide a life income for two payees. When one payee dies, the surviving payee receives two-thirds of the amount of the joint monthly payment for life; and

- **Option 6 -** The proceeds are used to provide an annuity based on the rates in effect when the proceeds are applied. We will not apply this option if a similar option would be more favorable to the payee at that time.

Interest on Settlement Options. We base the interest rate for proceeds applied under Options 1 and 2 on the interest rate we declare on money that we consider to be in the same classification based on the option, restrictions on withdrawal and other factors. The interest rate will never be less than an effective annual rate of 3.50%.

In determining amounts we pay under Options 3, 4 and 5, we assume interest at an effective annual rate of 3.50%. Also, for Option 3 and periods certain under Option 4, we credit any excess interest we may declare on money that we consider to be in the same classification based on the option, restrictions on withdrawal and other factors.

If none of these settlement options have been elected, your surrender value or the death benefit proceeds will be paid in one lump-sum payment.

Unless you request otherwise, death benefit proceeds generally will be paid into an interest bearing account which is backed by our general account and can be accessed by the beneficiary through a checkbook feature. Interest earned on this account may be less than interest paid under other settlement options. **See Transaction Processing, page 55.**

Reports

Annual Statement. We will send you an annual statement once each year free of charge showing the amount of insurance coverage under your policy as well as your policy's death benefit, policy and surrender values, the amount of premiums you have paid, the amounts you have withdrawn, borrowed or transferred and the fees and charges we have imposed since the last statement.

Additional statements are available upon request. We may make a charge not to exceed $50 for each additional annual statement you request. **See Excess Annual Report Fee, page 24.**

We send semi-annual reports with financial information on the funds, including a list of investment holdings of each fund.

We send confirmation notices to you throughout the year for certain policy transactions such as transfers between investment options, partial withdrawals and loans. You are responsible for reviewing the confirmation notices to verify that the transactions are being made as requested.

Illustrations. To help you better understand how your policy values will vary over time under different sets of assumptions, we will provide you with a personalized illustration projecting future results based on the age and risk classification of each of the joint insured persons and other factors such as the amount of insurance coverage, death benefit option, premiums and rates of return (within limits) you specify. We may make a charge not to exceed $50 for each illustration you request after the first in a policy year. **See Excess Illustration Fee, page 24.**

Other Reports. We will mail to you at your last known address of record at least annually a report containing such information as may be required by any applicable law. To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the funds, will be mailed to your household, even if you or other persons in your household have more than one policy issued by us or an affiliate. Call our Customer Service Center at 1-877-886-5050 if you need additional copies of financial reports, prospectuses, historical account information or annual or semi-annual reports or if you would like to receive one copy for each policy in all future mailings.

Distribution of the Policies

The company's affiliate, ING America Equities, Inc., serves as the principal underwriter (distributor) for the policies. ING America Equities, Inc. was organized under the laws of the State of Colorado on September 27, 1993 and is registered as a broker/dealer with the SEC and the NASD. We pay ING America Equities, Inc. under a distribution agreement dated May 1, 2002. ING America Equities, Inc.'s principal office is located at 1290 Broadway, Denver, Colorado 80203-5699.

ING America Equities, Inc. offers the securities under the policies on a continuous basis. For the years ended December 31, 2005, 2004, and 2003, the aggregate amount paid to ING America Equities, Inc. under our distribution agreement was $505,336, $594,755 and $782,199, respectively.

We sell our policies through licensed insurance agents who are registered representatives of affiliated and unaffiliated broker/dealers. All broker/dealers who sell the policy have entered into selling agreements with us and ING America Equities, Inc., the principal underwriter/distributor of the policies. Under these selling agreements, we pay the broker/dealers for selling the policy, and part of that payment goes to your agent/registered representative.

The amounts that we pay for the sale of the policy can generally be categorized as either commissions or other amounts. The commissions we pay can be further categorized as base commissions (which may include a portion for wholesaling commissions) and supplemental commissions.

Base commissions consist of a percentage of premium we receive for the policy up to the target premium amount, a percentage of premium we receive for the policy in excess of the target premium amount and, as a trail commission, a percentage of your average net policy value. The percentages we pay may vary depending on the particular payment option selected. The option with the largest percentage of target premium pays up to 55% of premium received up to target premium, 2% of premium received in excess of target premium, and 0.10% of the average net policy value beginning in the second policy year. These percentages reflect the amounts we will pay in the first policy year and the percentages may decrease thereafter.

A portion of the base commission may be used to pay wholesaling commissions, which are based on a percentage of the cumulative target premium we receive for the policy and certain other designated insurance products issued by the company and/or its affiliates during a calendar year.

Supplemental commissions are paid based on a percentage of target premiums we receive for the policy and certain other designated insurance products sold during a calendar year. The percentages of supplemental commissions which we will pay may increase as the aggregate amount of premiums received for all products issued by the company and/or its affiliates during the calendar year increases. The maximum percentage of supplemental commissions that we may pay is 39.50% of premium received up to target premium and 0.50% of premium received in excess of target premium.

Generally, the commissions paid on premiums for base coverage under the policy are greater than those paid on premiums for coverage under a term rider. Be aware of this and discuss with your agent/registered representative the right blend of base coverage and term rider coverage for you.

In addition to these commissions, we may also pay other amounts to broker/dealers and/or their agents/registered representatives. These amounts may include:

- Marketing/distribution allowances based on the percentages of premium received and the aggregate commissions paid on certain types of designated insurance products issued by the company and/or its affiliates during the year;
- Loans. These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;
- Advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives);
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsor payments or reimbursements for broker/dealers to use in sales contests for their agents/registered representatives. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits which may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of policies; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We pay commissions, other amounts and the costs of all other incentives or training programs from our resources which include the policy's fees and charges.

The following list shows the top 15 selling firms that, during 2005, received the most, in the aggregate, from us in connection with the sale of all of our variable life insurance policies, ranked by total dollars received:

- ING Financial Partners, Inc.
- Walnut Street Securities, Inc.
- Zucker Associates, Inc.
- Royal Alliance Associates, Inc.
- Foresters Equity Services, Inc.
- CUNA Brokerage Services, Inc.
- Cambridge Investment Research, Inc.
- NFP Securities, Inc.
- Capital Analysts, Incorporated
- Hazard & Siegel, Inc.
- RBC Dain Rauscher Inc.
- Securities America, Inc.
- Freedom Financial, Inc.
- AXA Advisors, LLC
- Cadaret, Grant & Co., Inc.

Legal Proceedings

We are not aware of any pending legal proceedings which involve the variable account as a party.

The company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the company's operations or financial position.

ING America Equities, Inc., the principal underwriter and distributor of the policy, is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. ING America Equities, Inc. is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse affect on its ability to distribute the policy.

Financial Statements

Financial statements of the variable account and the company are contained in the Statement of Additional Information. To request a free Statement of Additional Information, please contact our Customer Service Center at the address or telephone number on the back of this prospectus.

APPENDIX A

Definition of Life Insurance Factors

Guideline Premium Test Factors

Younger Joint Insured's Attained Age	Factor	Younger Joint Insured's Attained Age	Factor	Younger Joint Insured's Attained Age	Factor	Younger Joint Insured's Attained Age	Factor	Younger Joint Insured's Attained Age	Factor
0-40	2.50	49	1.91	58	1.38	67	1.18	91	1.04
41	2.43	50	1.85	59	1.34	68	1.17	92	1.03
42	2.36	51	1.78	60	1.30	69	1.16	93	1.02
43	2.29	52	1.71	61	1.28	70	1.15	94	1.01
44	2.22	53	1.64	62	1.26	71	1.13	95 +	1.00
45	2.15	54	1.57	63	1.24	72	1.11		
46	2.09	55	1.50	64	1.22	73	1.09		
47	2.03	56	1.46	65	1.20	74	1.07		
48	1.97	57	1.42	66	1.19	75 - 90	1.05		

APPENDIX B

Funds Available Through the Variable Account

The following chart lists the funds that are currently available through the subaccounts of the variable account, along with each fund's investment adviser/subadviser and investment objective. More detailed information about the funds can be found in the current prospectus and Statement of Additional Information for each fund.

There is no assurance that the stated objectives and policies of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by allocating premium to the subaccounts which invest in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
American Growth Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks growth of capital.
American Growth-Income Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks capital growth and income over time.
American International Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks growth of capital over time.
Fidelity® VIP Contrafund® Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company	Seeks reasonable income.
ING AllianceBernstein Mid Cap Growth Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Alliance Capital Management, L.P.	Seeks long-term growth of capital.
ING Evergreen Health Sciences Portfolio (Class I) *	Investment Adviser: Directed Services, Inc. Subadviser: Evergreen Investment Management Company, LLC	A *non-diversified* portfolio that seeks long-term capital growth.
ING Evergreen Omega Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Evergreen Investment Management Company, LLC	Seeks long-term capital growth.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING FMR^{SM} Diversified Mid Cap Portfolio (Class I) *	Investment Adviser: Directed Services, Inc. Subadviser: Fidelity Management & Research Company	Seeks long-term growth of capital.
ING FMR^{SM} Earnings Growth Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Fidelity Management & Research Company	Seeks growth of capital over the long term.
ING Global Resources Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: ING Investment Management Co.	A *non-diversified* portfolio that seeks long-term capital appreciation.
ING JPMorgan Emerging Markets Equity Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: J.P. Morgan Investment Management, Inc.	Seeks capital appreciation.
ING JPMorgan Small Cap Equity Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: J.P. Morgan Investment Management, Inc.	Seeks capital growth over the long term.
ING JPMorgan Value Opportunities Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: J. P. Morgan Investment Management, Inc.	Seeks to provide long-term capital appreciation.
ING Julius Baer Foreign Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Julius Baer Investment Management, LLC	Seeks long-term growth of capital.
ING Legg Mason Value Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Legg Mason Capital Management, Inc.	A *non-diversified* portfolio that seeks long-term growth of capital.
ING Lifestyle Aggressive Growth Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: Ibbotson Associates and ING Investment Management Co.	Seeks growth of capital.
ING Lifestyle Growth Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: Ibbotson Associates and ING Investment Management Co.	Seeks growth of capital and some current income.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Lifestyle Moderate Growth Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: Ibbotson Associates and ING Investment Management Co.	Seeks growth of capital and a low to moderate level of current income.
ING Lifestyle Moderate Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: Ibbotson Associates and ING Investment Management Co.	Seeks growth of capital and current income.
ING Limited Maturity Bond Portfolio (Class S)	Investment Adviser: Directed Services, Inc. Subadviser: ING Investment Management Co.	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.
ING Liquid Assets Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: ING Investment Management Co.	Seeks high level of current income consistent with the preservation of capital and liquidity. Inverts in a portfolio of high-quality, U.S. dollar denominated short-term debt securities that are determined by the subadviser to present minimal credit risks.
ING MarketPro Portfolio (Class I)	Investment Adviser: ING Investments, LLC.	Seeks capital appreciation and secondarily, income.
ING MarketStyle Growth Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks growth of capital and some current income.
ING Market Style Moderate Growth Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks growth of capital and low to moderate level of current income.
ING MarketStyle Moderate Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks growth of capital and current income.
ING Marsico Growth Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Marsico Capital Management, LLC	Seeks capital appreciation.
ING Marsico International Opportunities Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Marsico Capital Management, LLC	Seeks long-term growth of capital.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Mercury Large Cap Growth Portfolio (Class I) *	Investment Adviser: Directed Services, Inc. Subadviser: Mercury Advisors	Seeks long-term growth of capital.
ING MFS Total Return Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income.
ING MFS Utilities Portfolio (Class S)	Investment Adviser: ING Investments, LLC Subadviser: Massachusetts Financial Services Company	A *non-diversified* portfolio that seeks capital growth and current income.
ING Oppenheimer Main Street Portfolio ® (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: OppenheimerFunds, Inc.	Seeks long-term growth of capital and future income.
ING Pioneer Fund Portfolio (Class I) *	Investment Adviser: Directed Services, Inc. Subadviser: Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING Pioneer Mid Cap Value Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Pioneer Investment Management, Inc.	Seeks capital appreciation.
ING Stock Index Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: ING Investment Management Co.	Seeks total return.
ING T. Rowe Price Capital Appreciation Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk.
ING T. Rowe Price Equity Income Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING UBS U.S. Allocation Portfolio (Class S)	Investment Adviser: Directed Services, Inc. Subadviser: UBS Global Asset Management (Americas) Inc.	Seeks to maximize total return over the long term by allocating its assets among stocks, bonds, short-term instruments and other investments.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Van Kampen Growth and Income Portfolio (Class S)	Investment Adviser: Directed Services, Inc. Subadviser: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)	Seeks long-term growth of capital and income.
ING VP Index Plus International Equity Portfolio (Class S)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the Morgan Stanley Capital International Europe Australasia and Far East® Index ("MSCI EAFE® Index"), while maintaining a market level of risk.
ING Wells Fargo Small Cap Disciplined Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Wells Capital Management Inc.	Seeks long-term capital appreciation.
ING Baron Small Cap Growth Portfolio (Initial Class)	Investment Adviser: ING Life Insurance and Annuity Company Subadviser: BAMCO, Inc.	Seeks capital appreciation.
ING Columbia Small Cap Value II Portfolio (Initial Class)	Investment Adviser: ING Life Insurance and Annuity Company Subadviser: Columbia Management Advisors, LLC	Seeks long-term growth of capital.
ING JP Morgan Mid Cap Value Portfolio (Initial Class)	Investment Adviser: ING Life Insurance and Annuity Company Subadviser: J.P. Morgan Investment Management Inc.	A *non-diversified* portfolio that seeks growth from capital appreciation.
ING Lord Abbett U.S. Government Securities Portfolio (Initial Class)	Investment Adviser: ING Life Insurance and Annuity Company Subadviser: Lord, Abbett & Co., LLC	Seeks high current income consistent with reasonable risk.
ING Neuberger Berman Partners Portfolio (Initial Class)	Investment Adviser: ING Life Insurance and Annuity Company Subadviser: Neuberger Berman Management, Inc.	Seeks capital growth.
ING Neuberger Berman Regency Portfolio (Initial Class)	Investment Adviser: ING Life Insurance and Annuity Company Subadviser: Neuberger Berman management, Inc.	Seeks capital growth.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Oppenheimer Global Portfolio (Initial Class)	Investment Adviser: ING Life Insurance and Annuity Company Subadviser: OppenheimerFunds, Inc.	Seeks capital appreciation.
ING Oppenheimer Strategic Income Portfolio (Service Class)	Investment Adviser: ING Life Insurance and Annuity Company Subadviser: OppenheimerFunds, Inc.	Seeks a high level of current income principally derived from interest on debt securities.
ING PIMCO Total Return Portfolio (Initial Class)	Investment Adviser: ING Life Insurance and Annuity Company Subadviser: Pacific Investment Management Company LLC	Seeks maximum total return, consistent with capital preservation and prudent investment management.
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)	Investment Adviser: ING Life Insurance and Annuity Company Subadviser: T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING UBS U.S. Large Cap Equity Portfolio (Initial Class)	Investment Adviser: ING Life Insurance and Annuity Company Subadviser: UBS Global Asset Management (Americas) Inc.	Seeks long-term growth of capital and future income.
ING Van Kampen Comstock Portfolio (Initial Class)	Investment Adviser: ING Life Insurance and Annuity Company Subadviser: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)	Seeks growth and income.
ING Van Kampen Equity and Income Portfolio (Initial Class)	Investment Adviser: ING Life Insurance and Annuity Company Subadviser: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)	Seeks total return, consisting of long-term capital appreciation and current income.
ING VP Balanced Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the portfolio's management, of which of those sectors or mix thereof offers the best investment prospects.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING VP Index Plus LargeCap Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Index (S&P 500), while maintaining a market level of risk.
ING VP Index Plus MidCap Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P 400) while maintaining a market level of risk.
ING VP Index Plus SmallCap Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's Small Cap 600 Index (S&P 600) while maintaining a market level of risk.
ING VP Intermediate Bond Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk, through investment in a diversified portfolio consistent primarily of debt securities.
ING VP High Yield Bond Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to provide investors with a high level of current income and total return.
ING VP Real Estate Portfolio (Class S)	Investment Adviser: ING Investments, LLC Subadviser: Clarion Real Estate Securities, L.P.	A *non-diversified* portfolio that seeks total return.
ING VP SmallCap Opportunities Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks long-term capital appreciation.
Neuberger Berman AMT Socially Responsive Portfolio® (Class I)	Investment Adviser: ING Investments, LLC Subadviser: Neuberger Berman, LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the fund's financial criteria and social policy.

* Prior to April 28, 2006, the Service Class shares of this fund were available through your variable life insurance policy. Effective April 28, 2006, the Institutional Class of fund shares will replace the Service Class of fund shares. Institutional Class shares have 0.25% lower total fund expenses than the Service Class shares, and the effect of this transaction is to give policy owners an investment in the same fund managed by the same investment adviser at a lower cost.

APPENDIX C

INFORMATION REGARDING SUBACCOUNT CLOSINGS

Effective April 28, 2006, we are closing to new investment the subaccounts which invest in the following funds:

- Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)
- ING Lord Abbett Affiliated Portfolio (Class I)
- ING Mercury Large Cap Value Portfolio (Class I)
- ING MFS Mid Cap Growth Portfolio (Class I)
- ING Van Kampen Equity Growth Portfolio (Class I)
- ING Van Kampen Real Estate Portfolio (Class I)
- ING American Century Large Company Value Portfolio (Initial Class)
- ING American Century Select Portfolio (Initial Class)
- ING American Century Small-Mid Cap Value Portfolio (Initial Class)
- ING Fundamental Research Portfolio (Initial Class)
- ING Legg Mason Partners Aggressive Growth Portfolio (Initial Class)
- ING Strategic Allocation Conservative Portfolio (Class 1)
- ING Strategic Allocation Growth Portfolio (Class I)
- ING Strategic Allocation Moderate Portfolio (Class I)
- ING VP International Value Portfolio (Class I)
- ING VP MidCap Opportunities Portfolio (Class I)
- ING VP Value Opportunity Portfolio (Class I)

Policy owners who have policy value allocated to one or more of the subaccounts which correspond to these funds may leave their policy value in those subaccounts, but future allocations and transfers into those subaccounts are prohibited. If your most recent premium allocation instructions includes a subaccount which corresponds to one of these funds, premium received after April 28, 2006, which would have been allocated to a subaccount corresponding to one of these funds will be allocated on a pro rata basis among all the other available subaccounts in which your policy value is allocated. If there are no other such subaccounts, you must provide us with alternative allocation instructions or the premium payment will be returned to you. Your failure to provide us with alternative allocation instructions and our return of your premium payment(s) may result in your policy entering the 61 day grace period and/or your policy lapsing without value. **See Lapse, page 45.**

MORE INFORMATION IS AVAILABLE

If you would like more information about us, the variable account or the policy, the following documents are available free upon request:

- **Statement of Additional Information ("SAI")** - The SAI contains more specific information about the variable account and the policy, as well as the financial statements of the variable account and the company. The SAI is incorporated by reference into (made legally part of) this prospectus. The following is the Table of Contents for the SAI:

- **A personalized illustration of policy benefits** - A personalized illustration can help you understand how the policy works, given the policy's fees and charges along with the investment options, features and benefits and optional benefits you select. A personalized illustration can also help you compare the policy's death benefits, policy value and surrender value with other life insurance policies based on the same or similar assumptions. We reserve the right to assess a fee of up to $50 for each personalized illustration you request after the first each policy year. **See Excess Illustration Fee, page 24.**

To request a free SAI or personalized illustration of policy benefits or to make other inquiries about the policy, please contact us at our:

Customer Service Center
P.O. Box 5033
2000 21st Avenue NW
Minot, North Dakota 58703
1-877-886-5050
www.ingservicecenter.com

Additional information about us, the variable account or the policy (including the SAI) can be reviewed and copied from the SEC's Internet website (http://www.sec.gov) or at the SEC's Public Reference Branch in Washington, DC. Copies of this additional information may also be obtained, upon payment of a duplicating fee, by writing the SEC's Public Reference Branch at 100 F Street, NE, Room 1580, Washington, DC 20549. More information about operation of the SEC's Public Reference Branch can be obtained by calling 202-551-5850. When looking for information regarding the policy offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the 1933 Act. This number is 333-47527.

1940 Act File No. 811-03427
1933 Act file No. 333-47527

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
OF
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

Statement of Additional Information dated April 28, 2006

VARIABLE ESTATE DESIGN^{SM}
Survivorship Variable Universal Life Insurance Policy

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current ING Variable Estate Design^{SM} prospectus dated April 28, 2006. The policy offered in connection with the prospectus is a flexible premium variable survivorship universal life insurance policy funded through the ReliaStar Life Insurance Company of New York Variable Life Separate Account I.

A free prospectus is available upon request by contacting the ReliaStar Life Insurance Company of New York's customer service center at P.O. Box 5033, 2000 21st Avenue NW, Minot, North Dakota 58703, by calling 1-877-886-5050 or by accessing the SEC's website at http://www.sec.gov.

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

ReliaStar Life Insurance Company of New York (the "company," "we," "us," "our") issues the policy described in the prospectus and is responsible for providing each policy's insurance benefits. We are a stock life insurance company incorporated in 1917 under the laws of the State of New York and an indirect, wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands. We are engaged in the business of issuing insurance policies. Our home office is located at 1000 Woodbury Road, Suite 208, P.O. Box 9004, Woodbury, New York 11797.

We established the ReliaStar Life Insurance Company of New York Variable Life Separate Account I (the "variable account") on March 23, 1982, under the laws of the State of New York for the purpose of funding variable life insurance policies issued by us. The variable account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Premium payments may be allocated to one or more of the available subaccounts of the variable account. Each subaccount invests in shares of a corresponding fund at net asset value. We may make additions to, deletions from or substitutions of available funds as permitted by law and subject to the conditions of the policy.

Other than the policy owner fees and charges described in the prospectus, all expenses incurred in the operations of the variable account are borne by the company. We do, however, receive compensation for certain recordkeeping, administration or other services from the funds or affiliates of the funds available through the policies. **See Fund Fees and Expenses, page 26, in the prospectus.**

The company maintains custody of the assets of the variable account. As custodian, the company holds cash balances for the variable account pending investment in the funds or distribution. The funds in whose shares the assets of the subaccounts of the variable account are invested each have custodians, as discussed in the respective fund prospectuses.

PERFORMANCE REPORTING AND ADVERTISING

Information regarding the past, or historical, performance of the subaccounts of the variable account and the funds available for investment through the subaccounts of the variable account may appear in advertisements, sales literature or reports to policy owners or prospective purchasers. SUCH PERFORMANCE INFORMATION FOR THE SUBACCOUNTS WILL REFLECT THE DEDUCTION OF ALL FUND FEES AND CHARGES, INCLUDING INVESTMENT MANAGEMENT FEES, DISTRIBUTION (12B-1) FEES AND OTHER EXPENSES BUT WILL NOT REFLECT DEDUCTIONS FOR ANY POLICY FEES AND CHARGES. IF THE POLICY'S PREMIUM EXPENSE, COST OF INSURANCE, ADMINISTRATIVE AND MORTALITY AND EXPENSE RISK CHARGES AND THE OTHER TRANSACTION, PERIODIC OR OPTIONAL BENEFITS FEES AND CHARGES WERE DEDUCTED, THE PERFORMANCE SHOWN WOULD BE SIGNIFICANTLY LOWER.

With respect to performance reporting it is important to remember that past performance does not guarantee future results. Current performance may be higher or lower than the performance shown and actual investment returns and principal values will fluctuate so that shares and/or units, at redemption, may be worth more or less than their original cost.

Performance history of the subaccounts of the variable account and the corresponding funds is measured by comparing the value at the beginning of the period to the value at the end of the period. Performance is usually calculated for periods of one month, three months, year-to-date, one year, three years, five years, ten years (if the fund has been in existence for these periods) and since the inception date of the fund (if the fund has been in existence for less than ten years). We may provide performance information showing average annual total returns for periods prior to the date a subaccount commenced operation. We will calculate such performance information based on the assumption that the subaccounts were in existence for the same periods as those indicated for the funds, with the level of charges at the variable account level that were in effect at the inception of the subaccounts. Performance information will be specific to the class of fund shares offered through the policy, however, for periods prior to the date a class of fund shares commenced operations, performance information may be based on a different class of shares of the same fund. In this case, performance for the periods prior to the date a class of fund shares commenced operations will be adjusted by the fund fees and expenses associated with the class of fund shares offered through the policy.

We may compare performance of the subaccounts and/or the funds as reported from time to time in advertisements and sales literature to other variable life insurance issuers in general; to the performance of particular types of variable life insurance policies investing in mutual funds; or to investment series of mutual funds with investment objectives similar to each of the subaccounts, whose performance is reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar. Inc. ("Morningstar") or reported by other series, companies, individuals or other industry or financial publications of general interest, such as *Forbes, Money, The Wall Street Journal, Business Week, Barron's, Kiplinger's and Fortune*. Lipper and Morningstar are independent services which monitor and rank the performances of variable life insurance issuers in each of the major categories of investment objectives on an industry-wide basis.

Lipper's and Morningstar's rankings include variable annuity issuers as well as variable life insurance issuers. The performance analysis prepared by Lipper and Morningstar ranks such issuers on the basis of total return, assuming reinvestment of distributions, but does not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. We may also compare the performance of each subaccount in advertising and sales literature to the Standard & Poor's Index of 500 common stocks and the Dow Jones Industrials, which are widely used measures of stock market performance. We may also compare the performance of each subaccount to other widely recognized indices. Unmanaged indices may assume the reinvestment of dividends, but typically do not reflect any "deduction" for the expense of operating or managing an investment portfolio.

To help you better understand how your policy's death benefits, policy value and surrender value will vary over time under different sets of assumptions, we encourage you to obtain a personalized illustration. Personalized illustrations will assume deductions for fund expenses and policy and variable account charges. We will base these illustrations on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, premiums and rates of return (within limits) you specify. These personalized illustrations will be based on either a hypothetical investment return of the funds of 0% and other percentages not to exceed 12% or on the actual historical experience of the funds as if the subaccounts had been in existence and a policy issued for the same periods as those indicated for the funds. Subject to regulatory approval, personalized illustrations may be based upon a weighted average of fund expenses rather than an arithmetic average. A personalized illustration is available upon request by contacting our customer service center at P.O. Box 5011, 2000 21st Avenue NY, Minot, ND 58703 or by calling 1-877-886-5050.

EXPERTS

The statements of assets and liabilities of the ReliaStar Life Insurance Company of New York Variable Life Separate Account I as of December 31, 2005, and the related statements of operations for the year then ended, and the statements of changes in net assets for each of the two years in the period then ended, and the financial statements of ReliaStar Life Insurance Company of New York as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, appearing in this Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance on such reports given on the authority of such firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

The financial statements of the variable account reflect the operations of the variable account as of and for the year ended December 31, 2005, and have been audited by Ernst & Young LLP, independent registered public accounting firm.

The financial statements of the company as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, have been audited by Ernst & Young LLP, independent registered public accounting firm. The financial statements of the company should be distinguished from the financial statements of the variable account and should be considered only as bearing upon the ability of the company to meet its obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the variable account. The financial statements of the company as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, have been prepared on the basis of accounting principles generally accepted in the United States.

The primary business address of Ernst & Young LLP is Suite 2800, 600 Peachtree Street, Atlanta, GA 30308-2215.

FINANCIAL STATEMENTS

ReliaStar Life Insurance Company of New York
Variable Life Separate Account I

Year ended December 31, 2005
with Report of Independent Registered Public Accounting Firm



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RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Financial Statements
Year ended December 31, 2005

Contents



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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ReliaStar Life Insurance Company of New York

We have audited the accompanying statements of assets and liabilities of the Divisions constituting ReliaStar Life Insurance Company of New York Variable Life Separate Account I (the "Account") as of December 31, 2005, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Variable Insurance Funds:
- AIM V.I. Demographic Trends Fund - Series I Shares

The Alger American Funds:
- Alger American Growth Portfolio - Class O
- Alger American Leveraged AllCap Portfolio - Class O
- Alger American MidCap Growth Portfolio - Class O
- Alger American Small Capitalization Portfolio - Class O

American Funds Insurance Series:
- American Funds Insurance Series® Growth Fund - Class 2
- American Funds Insurance Series® Growth Income Fund - Class 2
- American Funds Insurance Series® International Fund - Class 2

Fidelity® Variable Insurance Products:
- Fidelity® VIP Contrafund® Portfolio - Initial Class
- Fidelity® VIP Equity-Income Portfolio - Initial Class
- Fidelity® VIP Growth Portfolio - Initial Class
- Fidelity® VIP High Income Portfolio - Initial Class
- Fidelity® VIP Index 500 Portfolio - Initial Class
- Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
- Fidelity® VIP Money Market Portfolio - Initial Class

ING Investors Trust:
- ING AIM MidCap Growth Portfolio - Service Class
- ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class
- ING Evergreen Health Sciences Portfolio - Class S
- ING Evergreen Omega Portfolio - Institutional Class
- ING FMR℠ Diversified Mid Cap Portfolio - Service Class
- ING FMR℠ Earnings Growth Portfolio - Institutional Class
- ING Global Resources Portfolio - Institutional Class
- ING JPMorgan Small Cap Equity Portfolio - Institutional Class
- ING JPMorgan Value Opportunities Portfolio - Institutional Class
- ING Julius Baer Foreign Portfolio - Institutional Class
- ING Legg Mason Value Portfolio - Institutional Class
- ING Limited Maturity Bond Portfolio - Service Class
- ING Liquid Assets Portfolio - Institutional Class
- ING Marsico Growth Portfolio - Institutional Class
- ING Marsico International Opportunities Portfolio - Institutional Class

ING Investors Trust (continued):
- ING Mercury Large Cap Growth Portfolio - Service Class
- ING Mercury Large Cap Value Portfolio - Institutional Class
- ING MFS Mid Cap Growth Portfolio - Institutional Class
- ING MFS Mid Cap Growth Portfolio - Service Class
- ING MFS Total Return Portfolio - Institutional Class
- ING MFS Utilities Portfolio - Service Class
- ING Pioneer Mid Cap Value Portfolio - Class I
- ING Stock Index Portfolio - Institutional Class
- ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class
- ING T. Rowe Price Equity Income Portfolio - Institutional Class
- ING Van Kampen Equity Growth Portfolio - Institutional Class
- ING Van Kampen Growth and Income Portfolio - Service Class
- ING Van Kampen Real Estate Portfolio - Institutional Class

ING Partners, Inc.:
- ING American Century Select Portfolio - Initial Class
- ING American Century Small Cap Value Portfolio - Initial Class
- ING Baron Small Cap Growth Portfolio - Initial Class
- ING Fundamental Research Portfolio - Initial Class
- ING JPMorgan Mid Cap Value Portfolio - Initial Class
- ING Oppenheimer Global Portfolio - Initial Class
- ING Oppenheimer Strategic Income Portfolio - Service Class
- ING PIMCO Total Return Portfolio - Initial Class
- ING Salomon Brothers Aggressive Growth Portfolio - Initial Class
- ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
- ING UBS U.S. Large Cap Equity Portfolio - Initial Class
- ING Van Kampen Comstock Portfolio - Initial Class
- ING Van Kampen Equity and Income Portfolio - Initial Class

ING Strategic Allocation Portfolio, Inc.:
- ING VP Strategic Allocation Balanced Portfolio - Class I
- ING VP Strategic Allocation Growth Portfolio - Class I
- ING VP Strategic Allocation Income Portfolio - Class I

ING Variable Portfolios, Inc.:
- ING VP Index Plus LargeCap Portfolio - Class I
- ING VP Index Plus MidCap Portfolio - Class I
- ING VP Index Plus SmallCap Portfolio - Class I
- ING VP Value Opportunity Portfolio - Class I

ING Variable Products Trust:
- ING VP Disciplined LargeCap Portfolio - Class I
- ING VP High Yield Bond Portfolio - Class I
- ING VP International Value Portfolio - Class I
- ING VP MagnaCap Portfolio - Class I
- ING VP MidCap Opportunities Portfolio - Class I
- ING VP Real Estate Portfolio - Class S
- ING VP SmallCap Opportunities Portfolio - Class I

ING VP Intermediate Bond Portfolio:
- ING VP Intermediate Bond Portfolio - Class I

Janus Aspen Series:
- Janus Aspen Series International Growth Portfolio - Institutional Shares
- Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares
- Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares
- Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares

Neuberger Berman Advisers Management Trust:
- Neuberger Berman AMT Growth Portfolio® - Class I
- Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I
- Neuberger Berman AMT Partners Portfolio® - Class I
- Neuberger Berman AMT Socially Responsive Portfolio® - Class I

Pioneer Variable Contracts Trust:
- Pioneer Mid Cap Value VCT Portfolio - Class I
- Pioneer Small Cap Value VCT Portfolio - Class I

Premier VIT:
- Premier VIT OpCap Equity Portfolio
- Premier VIT OpCap Global Equity Portfolio
- Premier VIT OpCap Managed Portfolio
- Premier VIT OpCap Small Cap Portfolio

Putnam Variable Trust:
- Putnam VT Diversified Income Fund - Class IA Shares
- Putnam VT Growth and Income Fund - Class IA Shares
- Putnam VT New Opportunities Fund - Class IA Shares
- Putnam VT Small Cap Value Fund - Class IA Shares
- Putnam VT Voyager Fund - Class IA Shares

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2005, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting ReliaStar Life Insurance Company of New York Variable Life Separate Account I at December 31, 2005, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 22, 2006

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	AIM V.I. Demographic Trends Fund - Series I Shares	American Funds Insurance Series® Growth Fund - Class 2	American Funds Insurance Series® Growth Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2	Fidelity® VIP Contrafund® Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 33	$ 297	$ 115	$ 221	$ 2,656
Total assets	33	297	115	221	2,656
Net assets	$ 33	$ 297	$ 115	$ 221	$ 2,656
Total number of mutual fund shares	5,462	5,029	3,014	11,667	85,608
Cost of mutual fund shares	$ 29	$ 259	$ 110	$ 189	$ 2,078

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 1,240	$ 755	$ 197	$ 2,507	$ 1,755
Total assets	1,240	755	197	2,507	1,755
Net assets	$ 1,240	$ 755	$ 197	$ 2,507	$ 1,755
Total number of mutual fund shares	48,661	22,417	31,944	17,672	137,572
Cost of mutual fund shares	$ 1,129	$ 681	$ 205	$ 2,223	$ 1,733

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	ING Evergreen Health Sciences Portfolio - Class S	ING Evergreen Omega Portfolio - Institutional Class	ING FMR℠ Diversified Mid Cap Portfolio - Service Class	ING FMR℠ Earnings Growth Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 20	$ 1	$ 1,589	$ 15	$ 1,760
Total assets	20	1	1,589	15	1,760
Net assets	$ 20	$ 1	$ 1,589	$ 15	$ 1,760
Total number of mutual fund shares	1,042	83	144,631	1,112	166,008
Cost of mutual fund shares	$ 20	$ 1	$ 1,545	$ 15	$ 1,718

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Global Resources Portfolio - Institutional Class	ING JPMorgan Small Cap Equity Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Institutional Class	ING Julius Baer Foreign Portfolio - Institutional Class	ING Legg Mason Value Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 60	$ 1,086	$ 575	$ 29	$ 7
Total assets	60	1,086	575	29	7
Net assets	$ 60	$ 1,086	$ 575	$ 29	$ 7
Total number of mutual fund shares	2,944	86,367	53,431	2,199	646
Cost of mutual fund shares	$ 57	$ 1,057	$ 561	$ 29	$ 7

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Institutional Class	ING Marsico Growth Portfolio - Institutional Class	ING Marsico International Opportunities Portfolio - Institutional Class	ING Mercury Large Cap Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 10	$ 1,611	$ -	$ 640	$ 1
Total assets	10	1,611	-	640	1
Net assets	$ 10	$ 1,611	$ -	$ 640	$ 1
Total number of mutual fund shares	962	1,610,669	4	51,678	79
Cost of mutual fund shares	$ 11	$ 1,611	$ -	$ 585	$ 1

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Mercury Large Cap Value Portfolio - Institutional Class	ING MFS Mid Cap Growth Portfolio - Institutional Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Utilities Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 478	$ 55	$ 16	$ 29	$ 35
Total assets	478	55	16	29	35
Net assets	$ 478	$ 55	$ 16	$ 29	$ 35
Total number of mutual fund shares	38,726	4,584	850	2,594	3,190
Cost of mutual fund shares	$ 465	$ 48	$ 15	$ 27	$ 34

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Stock Index Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	ING T. Rowe Price Equity Income Portfolio - Institutional Class	ING Van Kampen Equity Growth Portfolio - Institutional Class	ING Van Kampen Growth and Income Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 938	$ 2,424	$ 14	$ 95	$ 3
Total assets	938	2,424	14	95	3
Net assets	$ 938	$ 2,424	$ 14	$ 95	$ 3
Total number of mutual fund shares	82,316	96,308	1,010	8,032	125
Cost of mutual fund shares	$ 854	$ 2,230	$ 14	$ 81	$ 3

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Van Kampen Real Estate Portfolio - Institutional Class	ING American Century Select Portfolio - Initial Class	ING American Century Small Cap Value Portfolio - Initial Class	ING Baron Small Cap Growth Portfolio - Initial Class	ING Fundamental Research Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 35	$ 763	$ -	$ 10	$ 24
Total assets	35	763	-	10	24
Net assets	$ 35	$ 763	$ -	$ 10	$ 24
Total number of mutual fund shares	1,124	80,809	7	587	2,609
Cost of mutual fund shares	$ 30	$ 702	$ -	$ 10	$ 24

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING JPMorgan Mid Cap Value Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Initial Class	ING Salomon Brothers Aggressive Growth Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 12	$ 1,239	$ 1	$ 110	$ 18
Total assets	12	1,239	1	110	18
Net assets	$ 12	$ 1,239	$ 1	$ 110	$ 18
Total number of mutual fund shares	850	87,408	110	10,059	412
Cost of mutual fund shares	$ 13	$ 1,093	$ 1	$ 109	$ 17

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Initial Class	ING VP Strategic Allocation Balanced Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 1,905	$ 311	$ 32	$ 24	$ 14
Total assets	1,905	311	32	24	14
Net assets	$ 1,905	$ 311	$ 32	$ 24	$ 14
Total number of mutual fund shares	220,252	33,443	2,601	678	983
Cost of mutual fund shares	$ 1,709	$ 296	$ 28	$ 19	$ 14

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Income Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 9	$ -	$ 58	$ 94	$ 92
Total assets	9	-	58	94	92
Net assets	$ 9	$ -	$ 58	$ 94	$ 92
Total number of mutual fund shares	603	2	3,787	5,045	5,531
Cost of mutual fund shares	$ 9	$ -	$ 54	$ 89	$ 87

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING VP Value Opportunity Portfolio - Class I	ING VP High Yield Bond Portfolio - Class I	ING VP International Value Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class I	ING VP Real Estate Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 48	$ 75	$ 865	$ 800	$ 13
Total assets	48	75	865	800	13
Net assets	$ 48	$ 75	$ 865	$ 800	$ 13
Total number of mutual fund shares	3,450	24,902	67,931	105,697	844
Cost of mutual fund shares	$ 48	$ 75	$ 776	$ 656	$ 13

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING VP SmallCap Opportunities Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class I	Neuberger Berman AMT Growth Portfolio® - Class I	Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I	Neuberger Berman AMT Socially Responsive Portfolio® - Class I
Assets					
Investments in mutual funds at fair value	$ 537	$ 52	$ 9	$ 307	$ 52
Total assets	537	52	9	307	52
Net assets	$ 537	$ 52	$ 9	$ 307	$ 52
Total number of mutual fund shares	30,292	3,992	621	24,302	3,472
Cost of mutual fund shares	$ 431	$ 53	$ 8	$ 320	$ 44

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Pioneer Small Cap Value VCT Portfolio - Class I	Premier VIT OpCap Managed Portfolio	Putnam VT Diversified Income Fund - Class IA Shares	Putnam VT Small Cap Value Fund - Class IA Shares
Assets				
Investments in mutual funds				
at fair value	$ 10	$ 250	$ 25	$ 205
Total assets	10	250	25	205
Net assets	$ 10	$ 250	$ 25	$ 205
Total number of mutual fund shares	628	5,792	2,847	8,883
Cost of mutual fund shares	$ 9	$ 230	$ 24	$ 177

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	AIM V.I. Demographic Trends Fund - Series I Shares	Alger American Growth Portfolio - Class O	Alger American Leveraged AllCap Portfolio - Class O	Alger American MidCap Growth Portfolio - Class O	Alger American Small Capitalization Portfolio - Class O
Net investment income (loss)					
Income:					
Dividends	$ -	$ 4	$ -	$ -	$ -
Total investment income	-	4	-	-	-
Expenses:					
Mortality, expense risk and other charges	-	7	1	3	2
Total expenses	-	7	1	3	2
Net investment income (loss)	-	(3)	(1)	(3)	(2)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	216	27	91	100
Capital gains distributions	-	-	-	25	-
Total realized gain (loss) on investments and capital gains distributions	-	216	27	116	100
Net unrealized appreciation (depreciation) of investments	1	(101)	(14)	(78)	(51)
Net realized and unrealized gain (loss) on investments	1	115	13	38	49
Net increase (decrease) in net assets resulting from operations	$ 1	$ 112	$ 12	$ 35	$ 47

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	American Funds Insurance Series® Growth Fund - Class 2	American Funds Insurance Series® Growth Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Equity-Income Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 2	$ 2	$ 3	$ 7	$ 18
Total investment income	2	2	3	7	18
Expenses:					
Mortality, expense risk and other charges	1	-	1	14	7
Total expenses	1	-	1	14	7
Net investment income (loss)	1	2	2	(7)	11
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	6	-	6	51	4
Capital gains distributions	-	-	-	-	39
Total realized gain (loss) on investments and capital gains distributions	6	-	6	51	43
Net unrealized appreciation (depreciation) of investments	26	4	26	326	6
Net realized and unrealized gain (loss) on investments	32	4	32	377	49
Net increase (decrease) in net assets resulting from operations	$ 33	$ 6	$ 34	$ 370	$ 60

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Fidelity® VIP Money Market Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 3	$ 28	$ 42	$ 64	$ 20
Total investment income	3	28	42	64	20
Expenses:					
Mortality, expense risk and other charges	4	1	14	9	4
Total expenses	4	1	14	9	4
Net investment income (loss)	(1)	27	28	55	16
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(1)	16	(9)	-
Capital gains distributions	-	-	-	39	-
Total realized gain (loss) on investments and capital gains distributions	-	(1)	16	30	-
Net unrealized appreciation (depreciation) of investments	38	(22)	55	(57)	-
Net realized and unrealized gain (loss) on investments	38	(23)	71	(27)	-
Net increase (decrease) in net assets resulting from operations	$ 37	$ 4	$ 99	$ 28	$ 16

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING AIM Mid Cap Growth Portfolio - Service Class	ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	ING Evergreen Health Sciences Portfolio - Class S	ING Evergreen Omega Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality, expense risk and other charges	-	-	-	3	-
Total expenses	-	-	-	3	-
Net investment income (loss)	-	-	-	(3)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	-	-	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	-	-	44	-
Net realized and unrealized gain (loss) on investments	-	-	-	44	-
Net increase (decrease) in net assets resulting from operations	$ -	$ -	$ -	$ 41	$ -

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING FMR℠ Earnings Growth Portfolio - Institutional Class	ING Global Resources Portfolio - Institutional Class	ING JPMorgan Small Cap Equity Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Institutional Class	ING Julius Baer Foreign Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 3	$ -	$ -	$ -	$ -
Total investment income	3	-	-	-	-
Expenses:					
Mortality, expense risk and other charges	3	-	2	1	-
Total expenses	3	-	2	1	-
Net investment income (loss)	-	-	(2)	(1)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1	-	2	-	-
Capital gains distributions	4	-	14	-	1
Total realized gain (loss) on investments and capital gains distributions	5	-	16	-	1
Net unrealized appreciation (depreciation) of investments	42	3	10	14	-
Net realized and unrealized gain (loss) on investments	47	3	26	14	1
Net increase (decrease) in net assets resulting from operations	$ 47	$ 3	$ 24	$ 13	$ 1

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Legg Mason Value Portfolio - Institutional Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Institutional Class	ING Marsico Growth Portfolio - Institutional Class	ING Marsico International Opportunities Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 1	$ 29	$ -	$ 1
Total investment income	-	1	29	-	1
Expenses:					
Mortality, expense risk and other charges	-	-	4	-	1
Total expenses	-	-	4	-	1
Net investment income (loss)	-	1	25	-	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	-	-	-
Capital gains distributions	-	-	-	-	8
Total realized gain (loss) on investments and capital gains distributions	-	-	-	-	8
Net unrealized appreciation (depreciation) of investments	-	-	-	-	55
Net realized and unrealized gain (loss) on investments	-	-	-	-	63
Net increase (decrease) in net assets resulting from operations	$ -	$ 1	$ 25	$ -	$ 63

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Mercury Large Cap Growth Portfolio - Service Class	ING Mercury Large Cap Value Portfolio - Institutional Class	ING MFS Mid Cap Growth Portfolio - Institutional Class	ING MFS Mid Cap Growth Portfolio - Service Class	ING MFS Total Return Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality, expense risk and other charges	-	1	-	-	-
Total expenses	-	1	-	-	-
Net investment income (loss)	-	(1)	-	-	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	2	(2)	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	2	(2)	-
Net unrealized appreciation (depreciation) of investments	-	12	7	(6)	-
Net realized and unrealized gain (loss) on investments	-	12	9	(8)	-
Net increase (decrease) in net assets resulting from operations	$ -	$ 11	$ 9	$ (8)	$ -

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING MFS Utilities Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Class I	ING Stock Index Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	ING T. Rowe Price Equity Income Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ 33	$ -
Total investment income	-	-	-	33	-
Expenses:					
Mortality, expense risk and other charges	-	-	4	13	-
Total expenses	-	-	4	13	-
Net investment income (loss)	-	-	(4)	20	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	7	54	-
Capital gains distributions	1	-	-	76	-
Total realized gain (loss) on investments and capital gains distributions	1	-	7	130	-
Net unrealized appreciation (depreciation) of investments	2	1	33	15	-
Net realized and unrealized gain (loss) on investments	3	1	40	145	-
Net increase (decrease) in net assets resulting from operations	$ 3	$ 1	$ 36	$ 165	$ -

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Van Kampen Equity Growth Portfolio - Institutional Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Real Estate Portfolio - Institutional Class	ING American Century Select Portfolio - Initial Class	ING American Century Small Cap Value Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	-	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality, expense risk and other charges	-	-	-	3	-
Total expenses	-	-	-	3	-
Net investment income (loss)	-	-	-	(3)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	1	2	-
Capital gains distributions	-	-	1	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	2	2	-
Net unrealized appreciation (depreciation) of investments	11	-	3	61	-
Net realized and unrealized gain (loss) on investments	11	-	5	63	-
Net increase (decrease) in net assets resulting from operations	$ 11	$ -	$ 5	$ 60	$ -

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Baron Small Cap Growth Portfolio - Initial Class	ING Fundamental Research Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ 10	$ -
Total investment income	-	-	-	10	-
Expenses:					
Mortality, expense risk and other charges	-	-	-	4	-
Total expenses	-	-	-	4	-
Net investment income (loss)	-	-	-	6	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	-	5	-
Capital gains distributions	-	-	1	21	-
Total realized gain (loss) on investments and capital gains distributions	-	-	1	26	-
Net unrealized appreciation (depreciation) of investments	-	-	(1)	146	-
Net realized and unrealized gain (loss) on investments	-	-	-	172	-
Net increase (decrease) in net assets resulting from operations	$ -	$ -	$ -	$ 178	$ -

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Initial Class	ING Salomon Brothers Aggressive Growth Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality, expense risk and other charges	-	-	6	-	-
Total expenses	-	-	6	-	-
Net investment income (loss)	-	-	(6)	-	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	11	-	1
Capital gains distributions	-	-	20	-	1
Total realized gain (loss) on investments and capital gains distributions	-	-	31	-	2
Net unrealized appreciation (depreciation) of investments	1	1	196	15	(1)
Net realized and unrealized gain (loss) on investments	1	1	227	15	1
Net increase (decrease) in net assets resulting from operations	$ 1	$ 1	$ 221	$ 15	$ 1

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Van Kampen Equity and Income Portfolio - Initial Class	ING VP Strategic Allocation Balanced Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Income Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality, expense risk and other charges	-	-	-	-	-
Total expenses	-	-	-	-	-
Net investment income (loss)	-	-	-	-	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2	-	-	-	1
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	2	-	-	-	1
Net unrealized appreciation (depreciation) of investments	-	-	-	-	2
Net realized and unrealized gain (loss) on investments	2	-	-	-	3
Net increase (decrease) in net assets resulting from operations	$ 2	$ -	$ -	$ -	$ 3

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING VP Index Plus MidCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class I	ING VP Value Opportunity Portfolio - Class I	ING VP Disciplined LargeCap Portfolio - Class I	ING VP High Yield Bond Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ 5
Total investment income	-	-	-	-	5
Expenses:					
Mortality, expense risk and other charges	1	-	-	-	-
Total expenses	1	-	-	-	-
Net investment income (loss)	(1)	-	-	-	5
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	3	3	-	3	1
Capital gains distributions	3	2	-	-	-
Total realized gain (loss) on investments and capital gains distributions	6	5	-	3	1
Net unrealized appreciation (depreciation) of investments	1	-	-	(2)	(4)
Net realized and unrealized gain (loss) on investments	7	5	-	1	(3)
Net increase (decrease) in net assets resulting from operations	$ 6	$ 5	$ -	$ 1	$ 2

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING VP International Value Portfolio - Class I	ING VP MagnaCap Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class I	ING VP Real Estate Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 22	$ 1	$ -	$ -	$ -
Total investment income	22	1	-	-	-
Expenses:					
Mortality, expense risk and other charges	5	-	4	-	3
Total expenses	5	-	4	-	3
Net investment income (loss)	17	1	(4)	-	(3)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	16	4	6	-	3
Capital gains distributions	58	4	-	-	-
Total realized gain (loss) on investments and capital gains distributions	74	8	6	-	3
Net unrealized appreciation (depreciation) of investments	(30)	(7)	64	-	40
Net realized and unrealized gain (loss) on investments	44	1	70	-	43
Net increase (decrease) in net assets resulting from operations	$ 61	$ 2	$ 66	$ -	$ 40

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING VP Intermediate Bond Portfolio - Class I	Janus Aspen Series International Growth Portfolio - Institutional Shares	Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares
Net investment income (loss)					
Income:					
Dividends	$ 2	$ 4	$ -	$ -	$ -
Total investment income	2	4	-	-	-
Expenses:					
Mortality, expense risk and other charges	-	2	1	2	2
Total expenses	-	2	1	2	2
Net investment income (loss)	2	2	(1)	(2)	(2)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1)	156	(4)	70	29
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(1)	156	(4)	70	29
Net unrealized appreciation (depreciation) of investments	-	(76)	(40)	(149)	(63)
Net realized and unrealized gain (loss) on investments	(1)	80	(44)	(79)	(34)
Net increase (decrease) in net assets resulting from operations	$ 1	$ 82	$ (45)	$ (81)	$ (36)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Neuberger Berman AMT Growth Portfolio® - Class I	Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I	Neuberger Berman AMT Partners Portfolio® - Class I	Neuberger Berman AMT Socially Responsive Portfolio® - Class I	Pioneer Mid Cap Value VCT Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ -	$ 9	$ -	$ -	$ -
Total investment income	-	9	-	-	-
Expenses:					
Mortality, expense risk and other charges	-	1	2	-	-
Total expenses	-	1	2	-	-
Net investment income (loss)	-	8	(2)	-	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(1)	112	3	3
Capital gains distributions	-	-	-	-	1
Total realized gain (loss) on investments and capital gains distributions	-	(1)	112	3	4
Net unrealized appreciation (depreciation) of investments	1	(3)	(58)	-	(3)
Net realized and unrealized gain (loss) on investments	1	(4)	54	3	1
Net increase (decrease) in net assets resulting from operations	$ 1	$ 4	$ 52	$ 3	$ 1

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Pioneer Small Cap Value VCT Portfolio - Class I	Premier VIT OpCap Equity Portfolio	Premier VIT OpCap Global Equity Portfolio	Premier VIT OpCap Managed Portfolio	Premier VIT OpCap Small Cap Portfolio
Net investment income (loss)					
Income:					
Dividends	$ -	$ 1	$ 1	$ 3	$ -
Total investment income	-	1	1	3	-
Expenses:					
Mortality, expense risk and other charges	-	1	1	1	1
Total expenses	-	1	1	1	1
Net investment income (loss)	-	-	-	2	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	35	27	4	-
Capital gains distributions	-	-	-	8	52
Total realized gain (loss) on investments and capital gains distributions	-	35	27	12	52
Net unrealized appreciation (depreciation) of investments	-	(28)	(21)	(2)	(67)
Net realized and unrealized gain (loss) on investments	-	7	6	10	(15)
Net increase (decrease) in net assets resulting from operations	$ -	$ 7	$ 6	$ 12	$ (16)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Putnam VT Diversified Income Fund - Class IA Shares	Putnam VT Growth and Income Fund - Class IA Shares	Putnam VT New Opportunities Fund - Class IA Shares	Putnam VT Small Cap Value Fund - Class IA Shares	Putnam VT Voyager Fund - Class IA Shares
Net investment income (loss)					
Income:					
Dividends	$ 2	$ 10	$ 1	$ 11	$ 10
Total investment income	2	10	1	11	10
Expenses:					
Mortality, expense risk and other charges	-	2	1	1	5
Total expenses	-	2	1	1	5
Net investment income (loss)	2	8	-	10	5
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	51	21	2	71
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	51	21	2	71
Net unrealized appreciation (depreciation) of investments	(1)	(49)	(15)	-	(67)
Net realized and unrealized gain (loss) on investments	(1)	2	6	2	4
Net increase (decrease) in net assets resulting from operations	$ 1	$ 10	$ 6	$ 12	$ 9

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	AIM V.I. Demographic Trends Fund - Series I Shares	Alger American Growth Portfolio - Class O	Alger American Leveraged AllCap Portfolio - Class O	Alger American MidCap Growth Portfolio - Class O
Net Assets at January 1, 2004	$ 18	$ 1,435	$ 136	$ 569
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(9)	(1)	(3)
Net realized gain (loss) on investments and capital gains distributions	-	(134)	14	140
Net unrealized appreciation (depreciation) of investments	2	216	-	(65)
Net increase (decrease) in net assets from operations	2	73	13	72
Changes from principal transactions:				
Premiums	11	322	38	109
Surrenders and withdrawals	-	(42)	-	(10)
Policy loans	(2)	(11)	(1)	(5)
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	16	(45)	6	(24)
Contract charges	(8)	(145)	(14)	(45)
Increase (decrease) in net assets derived from principal transactions	17	79	29	25
Total increase (decrease) in net assets	19	152	42	97
Net assets at December 31, 2004	37	1,587	178	666
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(3)	(1)	(3)
Net realized gain (loss) on investments and capital gains distributions	-	216	27	116
Net unrealized appreciation (depreciation) of investments	1	(101)	(14)	(78)
Net increase (decrease) in net assets from operations	1	112	12	35
Changes from principal transactions:				
Premiums	11	227	29	77
Surrenders and withdrawals	(3)	(61)	-	(21)
Policy loans	(8)	(3)	-	(4)
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	(1,760)	(208)	(720)
Contract charges	(5)	(102)	(11)	(33)
Increase (decrease) in net assets derived from principal transactions	(5)	(1,699)	(190)	(701)
Total increase (decrease) in net assets	(4)	(1,587)	(178)	(666)
Net assets at December 31, 2005	$ 33	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Alger American Small Capitalization Portfolio - Class O	American Funds Insurance Series® Growth Fund - Class 2	American Funds Insurance Series® Growth Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2
Net Assets at January 1, 2004	$ 468	$ 28	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(1)	-	-
Net realized gain (loss) on investments and capital gains distributions	30	2	-	-
Net unrealized appreciation (depreciation) of investments	40	10	1	6
Net increase (decrease) in net assets from operations	67	11	1	6
Changes from principal transactions:				
Premiums	86	88	12	35
Surrenders and withdrawals	(7)	-	-	-
Policy loans	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	(122)	13	11	5
Contract charges	(34)	(16)	(3)	(2)
Increase (decrease) in net assets derived from principal transactions	(77)	85	20	38
Total increase (decrease) in net assets	(10)	96	21	44
Net assets at December 31, 2004	458	124	21	44
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	1	2	2
Net realized gain (loss) on investments and capital gains distributions	100	6	-	6
Net unrealized appreciation (depreciation) of investments	(51)	26	4	26
Net increase (decrease) in net assets from operations	47	33	6	34
Changes from principal transactions:				
Premiums	57	113	59	77
Surrenders and withdrawals	(3)	(4)	-	-
Policy loans	(2)	(1)	-	-
Death benefits	(16)	-	-	-
Transfers between Divisions (including fixed account), net	(518)	56	41	75
Contract charges	(23)	(24)	(12)	(9)
Increase (decrease) in net assets derived from principal transactions	(505)	140	88	143
Total increase (decrease) in net assets	(458)	173	94	177
Net assets at December 31, 2005	$ -	$ 297	$ 115	$ 221

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class
Net Assets at January 1, 2004	$ 1,613	$ 875	$ 566	$ 135
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	9	(2)	10
Net realized gain (loss) on investments and capital gains distributions	255	112	(37)	8
Net unrealized appreciation (depreciation) of investments	15	(14)	59	(5)
Net increase (decrease) in net assets from operations	265	107	20	13
Changes from principal transactions:				
Premiums	396	205	144	35
Surrenders and withdrawals	(43)	(8)	(19)	(2)
Policy loans	(4)	(3)	(2)	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	48	19	36	9
Contract charges	(131)	(90)	(55)	(13)
Increase (decrease) in net assets derived from principal transactions	266	123	104	29
Total increase (decrease) in net assets	531	230	124	42
Net assets at December 31, 2004	2,144	1,105	690	177
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(7)	11	(1)	27
Net realized gain (loss) on investments and capital gains distributions	51	43	-	(1)
Net unrealized appreciation (depreciation) of investments	326	6	38	(22)
Net increase (decrease) in net assets from operations	370	60	37	4
Changes from principal transactions:				
Premiums	400	228	137	44
Surrenders and withdrawals	(91)	(50)	(34)	(11)
Policy loans	(4)	(8)	(5)	(3)
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	(24)	(1)	(15)	-
Contract charges	(139)	(94)	(55)	(14)
Increase (decrease) in net assets derived from principal transactions	142	75	28	16
Total increase (decrease) in net assets	512	135	65	20
Net assets at December 31, 2005	$ 2,656	$ 1,240	$ 755	$ 197

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Fidelity® VIP Money Market Portfolio - Initial Class	ING AIM MidCap Growth Portfolio - Service Class
Net Assets at January 1, 2004	$ 2,807	$ 1,556	$ 1,811	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	22	58	8	-
Net realized gain (loss) on investments and capital gains distributions	261	(5)	-	-
Net unrealized appreciation (depreciation) of investments	(2)	14	-	-
Net increase (decrease) in net assets from operations	281	67	8	-
Changes from principal transactions:				
Premiums	444	249	560	-
Surrenders and withdrawals	(50)	(17)	(4)	-
Policy loans	(31)	(20)	(50)	-
Death benefits	(2)	-	-	-
Transfers between Divisions (including fixed account), net	(821)	56	(1,215)	-
Contract charges	(180)	(135)	(134)	-
Increase (decrease) in net assets derived from principal transactions	(640)	133	(843)	-
Total increase (decrease) in net assets	(359)	200	(835)	-
Net assets at December 31, 2004	2,448	1,756	976	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	28	55	16	-
Net realized gain (loss) on investments and capital gains distributions	16	30	-	-
Net unrealized appreciation (depreciation) of investments	55	(57)	-	-
Net increase (decrease) in net assets from operations	99	28	16	-
Changes from principal transactions:				
Premiums	303	197	118	-
Surrenders and withdrawals	(88)	(46)	(31)	-
Policy loans	(5)	(1)	(3)	-
Death benefits	(63)	(91)	-	-
Transfers between Divisions (including fixed account), net	(55)	37	(1,018)	-
Contract charges	(132)	(125)	(58)	-
Increase (decrease) in net assets derived from principal transactions	(40)	(29)	(992)	-
Total increase (decrease) in net assets	59	(1)	(976)	-
Net assets at December 31, 2005	$ 2,507	$ 1,755	$ -	$ -

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	ING Evergreen Health Sciences Portfolio - Class S	ING Evergreen Omega Portfolio - Institutional Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class
Net Assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from principal transactions:				
Premiums	-	-	-	-
Surrenders and withdrawals	-	-	-	-
Policy loans	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	-	-
Contract charges	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	-	-	-	-
Total increase (decrease) in net assets	-	-	-	-
Net assets at December 31, 2004	-	-	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(3)	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	-	44	-
Net increase (decrease) in net assets from operations	-	-	41	-
Changes from principal transactions:				
Premiums	-	-	61	-
Surrenders and withdrawals	-	-	(13)	-
Policy loans	-	-	(3)	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	20	1	1,535	15
Contract charges	-	-	(32)	-
Increase (decrease) in net assets derived from principal transactions	20	1	1,548	15
Total increase (decrease) in net assets	20	1	1,589	15
Net assets at December 31, 2005	$ 20	$ 1	$ 1,589	$ 15

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING FMR[SM] Earnings Growth Portfolio - Institutional Class	ING Global Resources Portfolio - Institutional Class	ING JPMorgan Small Cap Equity Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Institutional Class
Net Assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	1	-
Net unrealized appreciation (depreciation) of investments	-	-	18	-
Net increase (decrease) in net assets from operations	-	-	19	-
Changes from principal transactions:				
Premiums	-	1	17	-
Surrenders and withdrawals	-	-	(1)	-
Policy loans	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	2	112	-
Contract charges	-	-	(5)	-
Increase (decrease) in net assets derived from principal transactions	-	3	123	-
Total increase (decrease) in net assets	-	3	142	-
Net assets at December 31, 2004	-	3	142	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(2)	(1)
Net realized gain (loss) on investments and capital gains distributions	5	-	16	-
Net unrealized appreciation (depreciation) of investments	42	3	10	14
Net increase (decrease) in net assets from operations	47	3	24	13
Changes from principal transactions:				
Premiums	61	4	57	27
Surrenders and withdrawals	(3)	(3)	(8)	-
Policy loans	(2)	-	-	(4)
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	1,695	54	899	548
Contract charges	(38)	(1)	(28)	(9)
Increase (decrease) in net assets derived from principal transactions	1,713	54	920	562
Total increase (decrease) in net assets	1,760	57	944	575
Net assets at December 31, 2005	$ 1,760	$ 60	$ 1,086	$ 575

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Julius Baer Foreign Portfolio - Institutional Class	ING Legg Mason Value Portfolio - Institutional Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Institutional Class
Net Assets at January 1, 2004	$ -	$ -	$ 1	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	1	4
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	1	4
Changes from principal transactions:				
Premiums	-	-	3	44
Surrenders and withdrawals	-	-	-	(1)
Policy loans	-	-	-	(1)
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	6	678
Contract charges	-	-	-	(35)
Increase (decrease) in net assets derived from principal transactions	-	-	9	685
Total increase (decrease) in net assets	-	-	10	689
Net assets at December 31, 2004	-	-	11	689
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	1	25
Net realized gain (loss) on investments and capital gains distributions	1	-	-	-
Net unrealized appreciation (depreciation) of investments	-	-	-	-
Net increase (decrease) in net assets from operations	1	-	1	25
Changes from principal transactions:				
Premiums	6	4	1	437
Surrenders and withdrawals	-	-	-	(95)
Policy loans	-	-	(1)	2
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	22	3	(2)	633
Contract charges	-	-	-	(80)
Increase (decrease) in net assets derived from principal transactions	28	7	(2)	897
Total increase (decrease) in net assets	29	7	(1)	922
Net assets at December 31, 2005	$ 29	$ 7	$ 10	$ 1,611

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Marsico Growth Portfolio - Institutional Class	ING Marsico International Opportunities Portfolio - Institutional Class	ING Mercury Large Cap Growth Portfolio - Service Class	ING Mercury Large Cap Value Portfolio - Institutional Class
Net Assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	2
Net unrealized appreciation (depreciation) of investments	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	2
Changes from principal transactions:				
Premiums	-	-	-	3
Surrenders and withdrawals	-	-	-	-
Policy loans	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	-	33
Contract charges	-	-	-	(2)
Increase (decrease) in net assets derived from principal transactions	-	-	-	34
Total increase (decrease) in net assets	-	-	-	36
Net assets at December 31, 2004	-	-	-	36
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	(1)
Net realized gain (loss) on investments and capital gains distributions	-	8	-	-
Net unrealized appreciation (depreciation) of investments	-	55	-	12
Net increase (decrease) in net assets from operations	-	63	-	11
Changes from principal transactions:				
Premiums	-	26	-	15
Surrenders and withdrawals	-	-	-	-
Policy loans	-	(1)	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	563	1	427
Contract charges	-	(11)	-	(11)
Increase (decrease) in net assets derived from principal transactions	-	577	1	431
Total increase (decrease) in net assets	-	640	1	442
Net assets at December 31, 2005	$ -	$ 640	$ 1	$ 478

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING MFS Mid Cap Growth Portfolio - Institutional Class	ING MFS Mid Cap Growth Portfolio - Service Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Utilities Portfolio - Service Class
Net Assets at January 1, 2004	$ -	$ 44	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	10	-	-
Net unrealized appreciation (depreciation) of investments	-	(3)	-	-
Net increase (decrease) in net assets from operations	-	7	-	-
Changes from principal transactions:				
Premiums	-	6	2	-
Surrenders and withdrawals	-	(1)	-	-
Policy loans	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	19	1	-
Contract charges	-	(4)	-	-
Increase (decrease) in net assets derived from principal transactions	-	20	3	-
Total increase (decrease) in net assets	-	27	3	-
Net assets at December 31, 2004	-	71	3	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	2	(2)	-	1
Net unrealized appreciation (depreciation) of investments	7	(6)	-	2
Net increase (decrease) in net assets from operations	9	(8)	-	3
Changes from principal transactions:				
Premiums	3	2	3	2
Surrenders and withdrawals	-	(2)	-	-
Policy loans	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	45	(62)	11	25
Contract charges	(2)	(1)	(1)	(1)
Increase (decrease) in net assets derived from principal transactions	46	(63)	13	26
Total increase (decrease) in net assets	55	(71)	13	29
Net assets at December 31, 2005	$ 55	$ -	$ 16	$ 29

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Class I	ING Stock Index Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	ING T. Rowe Price Equity Income Portfolio - Institutional Class
Net Assets at January 1, 2004	$ -	$ -	$ 1,023	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	8	12	-
Net realized gain (loss) on investments and capital gains distributions	-	(47)	152	-
Net unrealized appreciation (depreciation) of investments	-	51	63	-
Net increase (decrease) in net assets from operations	-	12	227	-
Changes from principal transactions:				
Premiums	-	122	385	-
Surrenders and withdrawals	-	(3)	(6)	-
Policy loans	-	(7)	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	789	338	-
Contract charges	-	(59)	(102)	-
Increase (decrease) in net assets derived from principal transactions	-	842	615	-
Total increase (decrease) in net assets	-	854	842	-
Net assets at December 31, 2004	-	854	1,865	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(4)	20	-
Net realized gain (loss) on investments and capital gains distributions	-	7	130	-
Net unrealized appreciation (depreciation) of investments	1	33	15	-
Net increase (decrease) in net assets from operations	1	36	165	-
Changes from principal transactions:				
Premiums	4	241	363	-
Surrenders and withdrawals	-	(40)	(207)	-
Policy loans	(1)	(25)	(1)	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	32	(11)	364	14
Contract charges	(1)	(117)	(125)	-
Increase (decrease) in net assets derived from principal transactions	34	48	394	14
Total increase (decrease) in net assets	35	84	559	14
Net assets at December 31, 2005	$ 35	$ 938	$ 2,424	$ 14

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Van Kampen Equity Growth Portfolio - Institutional Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Real Estate Portfolio - Institutional Class	ING American Century Select Portfolio - Initial Class
Net Assets at January 1, 2004	$ -	$ -	$ 1	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	4	-	2	-
Net increase (decrease) in net assets from operations	4	-	2	-
Changes from principal transactions:				
Premiums	7	-	3	-
Surrenders and withdrawals	-	-	-	-
Policy loans	(2)	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	65	-	17	-
Contract charges	(4)	-	(1)	-
Increase (decrease) in net assets derived from principal transactions	66	-	19	-
Total increase (decrease) in net assets	70	-	21	-
Net assets at December 31, 2004	70	-	22	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	(3)
Net realized gain (loss) on investments and capital gains distributions	-	-	2	2
Net unrealized appreciation (depreciation) of investments	11	-	3	61
Net increase (decrease) in net assets from operations	11	-	5	60
Changes from principal transactions:				
Premiums	19	-	10	89
Surrenders and withdrawals	-	-	(3)	(13)
Policy loans	-	-	-	(1)
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	4	3	3	657
Contract charges	(9)	-	(2)	(29)
Increase (decrease) in net assets derived from principal transactions	14	3	8	703
Total increase (decrease) in net assets	25	3	13	763
Net assets at December 31, 2005	$ 95	$ 3	$ 35	$ 763

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING American Century Small Cap Value Portfolio - Initial Class	ING Baron Small Cap Growth Portfolio - Initial Class	ING Fundamental Research Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Initial Class
Net Assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from principal transactions:				
Premiums	-	-	-	-
Surrenders and withdrawals	-	-	-	-
Policy loans	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	-	-
Contract charges	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	-	-	-	-
Total increase (decrease) in net assets	-	-	-	-
Net assets at December 31, 2004	-	-	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	1
Net unrealized appreciation (depreciation) of investments	-	-	-	(1)
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from principal transactions:				
Premiums	-	-	-	1
Surrenders and withdrawals	-	-	-	-
Policy loans	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	10	24	11
Contract charges	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	-	10	24	12
Total increase (decrease) in net assets	-	10	24	12
Net assets at December 31, 2005	$ -	$ 10	$ 24	$ 12

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Initial Class	ING Salomon Brothers Aggressive Growth Portfolio - Initial Class
Net Assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from principal transactions:				
Premiums	-	-	-	-
Surrenders and withdrawals	-	-	-	-
Policy loans	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	-	-
Contract charges	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	-	-	-	-
Total increase (decrease) in net assets	-	-	-	-
Net assets at December 31, 2004	-	-	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	-	-	-
Net realized gain (loss) on investments and capital gains distributions	26	-	-	-
Net unrealized appreciation (depreciation) of investments	146	-	1	1
Net increase (decrease) in net assets from operations	178	-	1	1
Changes from principal transactions:				
Premiums	98	-	-	-
Surrenders and withdrawals	(17)	-	-	-
Policy loans	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	1,025	1	109	17
Contract charges	(45)	-	-	-
Increase (decrease) in net assets derived from principal transactions	1,061	1	109	17
Total increase (decrease) in net assets	1,239	1	110	18
Net assets at December 31, 2005	$ 1,239	$ 1	$ 110	$ 18

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Initial Class
Net Assets at January 1, 2004	$ -	$ -	$ 12	$ 19
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	-	2	1
Net increase (decrease) in net assets from operations	-	-	2	1
Changes from principal transactions:				
Premiums	-	-	4	1
Surrenders and withdrawals	-	-	-	-
Policy loans	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	1	4
Contract charges	-	-	(2)	(1)
Increase (decrease) in net assets derived from principal transactions	-	-	3	4
Total increase (decrease) in net assets	-	-	5	5
Net assets at December 31, 2004	-	-	17	24
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	-	-	-
Net realized gain (loss) on investments and capital gains distributions	31	-	2	2
Net unrealized appreciation (depreciation) of investments	196	15	(1)	-
Net increase (decrease) in net assets from operations	221	15	1	2
Changes from principal transactions:				
Premiums	135	13	2	-
Surrenders and withdrawals	(33)	-	-	(4)
Policy loans	(8)	(1)	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	1,649	292	13	3
Contract charges	(59)	(8)	(1)	(1)
Increase (decrease) in net assets derived from principal transactions	1,684	296	14	(2)
Total increase (decrease) in net assets	1,905	311	15	-
Net assets at December 31, 2005	$ 1,905	$ 311	$ 32	$ 24

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP Strategic Allocation Balanced Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Income Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I
Net Assets at January 1, 2004	$ -	$ -	$ -	$ 10
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	-	-	1
Net increase (decrease) in net assets from operations	-	-	-	1
Changes from principal transactions:				
Premiums	-	-	-	1
Surrenders and withdrawals	-	-	-	-
Policy loans	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	-	1
Contract charges	-	-	-	(1)
Increase (decrease) in net assets derived from principal transactions	-	-	-	1
Total increase (decrease) in net assets	-	-	-	2
Net assets at December 31, 2004	-	-	-	12
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	1
Net unrealized appreciation (depreciation) of investments	-	-	-	2
Net increase (decrease) in net assets from operations	-	-	-	3
Changes from principal transactions:				
Premiums	-	9	-	2
Surrenders and withdrawals	-	-	-	-
Policy loans	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	14	2	-	44
Contract charges	-	(2)	-	(3)
Increase (decrease) in net assets derived from principal transactions	14	9	-	43
Total increase (decrease) in net assets	14	9	-	46
Net assets at December 31, 2005	$ 14	$ 9	$ -	$ 58

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP Index Plus MidCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class I	ING VP Value Opportunity Portfolio - Class I	ING VP Disciplined LargeCap Portfolio - Class I
Net Assets at January 1, 2004	$ 10	$ 9	$ -	$ 13
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	1
Net unrealized appreciation (depreciation) of investments	2	3	-	1
Net increase (decrease) in net assets from operations	2	3	-	2
Changes from principal transactions:				
Premiums	9	7	-	3
Surrenders and withdrawals	-	-	-	(1)
Policy loans	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	2	-	-	6
Contract charges	(1)	(1)	-	(1)
Increase (decrease) in net assets derived from principal transactions	10	6	-	7
Total increase (decrease) in net assets	12	9	-	9
Net assets at December 31, 2004	22	18	-	22
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	-	-	-
Net realized gain (loss) on investments and capital gains distributions	6	5	-	3
Net unrealized appreciation (depreciation) of investments	1	-	-	(2)
Net increase (decrease) in net assets from operations	6	5	-	1
Changes from principal transactions:				
Premiums	22	2	-	3
Surrenders and withdrawals	(1)	-	-	-
Policy loans	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	53	69	48	(25)
Contract charges	(8)	(2)	-	(1)
Increase (decrease) in net assets derived from principal transactions	66	69	48	(23)
Total increase (decrease) in net assets	72	74	48	(22)
Net assets at December 31, 2005	$ 94	$ 92	$ 48	$ -

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP High Yield Bond Portfolio - Class I	ING VP International Value Portfolio - Class I	ING VP MagnaCap Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class I
Net Assets at January 1, 2004	$ 77	$ 576	$ 61	$ 51
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	5	1	(3)
Net realized gain (loss) on investments and capital gains distributions	(2)	85	8	(14)
Net unrealized appreciation (depreciation) of investments	3	34	(3)	72
Net increase (decrease) in net assets from operations	6	124	6	55
Changes from principal transactions:				
Premiums	9	178	20	101
Surrenders and withdrawals	-	(15)	(2)	(8)
Policy loans	-	(1)	-	-
Death benefits	-	(1)	-	-
Transfers between Divisions (including fixed account), net	(7)	104	1	671
Contract charges	(9)	(49)	(6)	(36)
Increase (decrease) in net assets derived from principal transactions	(7)	216	13	728
Total increase (decrease) in net assets	(1)	340	19	783
Net assets at December 31, 2004	76	916	80	834
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	17	1	(4)
Net realized gain (loss) on investments and capital gains distributions	1	74	8	6
Net unrealized appreciation (depreciation) of investments	(4)	(30)	(7)	64
Net increase (decrease) in net assets from operations	2	61	2	66
Changes from principal transactions:				
Premiums	9	153	9	97
Surrenders and withdrawals	(3)	(79)	-	(29)
Policy loans	-	(1)	(2)	(4)
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	(1)	(136)	(85)	(116)
Contract charges	(8)	(49)	(4)	(48)
Increase (decrease) in net assets derived from principal transactions	(3)	(112)	(82)	(100)
Total increase (decrease) in net assets	(1)	(51)	(80)	(34)
Net assets at December 31, 2005	$ 75	$ 865	$ -	$ 800

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP Real Estate Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class I	Janus Aspen Series International Growth Portfolio - Institutional Shares
Net Assets at January 1, 2004	$ -	$ 453	$ 16	$ 354
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(3)	1	2
Net realized gain (loss) on investments and capital gains distributions	-	(115)	2	(10)
Net unrealized appreciation (depreciation) of investments	-	163	(2)	77
Net increase (decrease) in net assets from operations	-	45	1	69
Changes from principal transactions:				
Premiums	-	47	22	97
Surrenders and withdrawals	-	(2)	-	(21)
Policy loans	-	-	-	(3)
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	(3)	(6)	1
Contract charges	-	(25)	(3)	(35)
Increase (decrease) in net assets derived from principal transactions	-	17	13	39
Total increase (decrease) in net assets	-	62	14	108
Net assets at December 31, 2004	-	515	30	462
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(3)	2	2
Net realized gain (loss) on investments and capital gains distributions	-	3	(1)	156
Net unrealized appreciation (depreciation) of investments	-	40	-	(76)
Net increase (decrease) in net assets from operations	-	40	1	82
Changes from principal transactions:				
Premiums	2	42	25	68
Surrenders and withdrawals	-	(14)	-	(12)
Policy loans	-	(1)	(1)	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	12	(21)	1	(572)
Contract charges	(1)	(24)	(4)	(28)
Increase (decrease) in net assets derived from principal transactions	13	(18)	21	(544)
Total increase (decrease) in net assets	13	22	22	(462)
Net assets at December 31, 2005	$ 13	$ 537	$ 52	$ -

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares	Neuberger Berman AMT Growth Portfolio® - Class I
Net Assets at January 1, 2004	$ 664	$ 815	$ 762	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(6)	4	-
Net realized gain (loss) on investments and capital gains distributions	(56)	(128)	(59)	-
Net unrealized appreciation (depreciation) of investments	85	310	89	-
Net increase (decrease) in net assets from operations	26	176	34	-
Changes from principal transactions:				
Premiums	165	201	158	-
Surrenders and withdrawals	(15)	(26)	(15)	-
Policy loans	(1)	(5)	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	(98)	(2)	(48)	-
Contract charges	(49)	(69)	(61)	-
Increase (decrease) in net assets derived from principal transactions	2	99	34	-
Total increase (decrease) in net assets	28	275	68	-
Net assets at December 31, 2004	692	1,090	830	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(2)	(2)	-
Net realized gain (loss) on investments and capital gains distributions	(4)	70	29	-
Net unrealized appreciation (depreciation) of investments	(40)	(149)	(63)	1
Net increase (decrease) in net assets from operations	(45)	(81)	(36)	1
Changes from principal transactions:				
Premiums	51	66	56	-
Surrenders and withdrawals	3	(4)	(15)	-
Policy loans	-	(3)	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	(686)	(1,044)	(815)	8
Contract charges	(15)	(24)	(20)	-
Increase (decrease) in net assets derived from principal transactions	(647)	(1,009)	(794)	8
Total increase (decrease) in net assets	(692)	(1,090)	(830)	9
Net assets at December 31, 2005	$ -	$ -	$ -	$ 9

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I	Neuberger Berman AMT Partners Portfolio® - Class I	Neuberger Berman AMT Socially Responsive Portfolio® - Class I	Pioneer Mid Cap Value VCT Portfolio - Class I
Net Assets at January 1, 2004	$ 259	$ 433	$ 26	$ 8
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	9	(3)	-	-
Net realized gain (loss) on investments and capital gains distributions	(1)	45	2	2
Net unrealized appreciation (depreciation) of investments	(6)	27	3	1
Net increase (decrease) in net assets from operations	2	69	5	3
Changes from principal transactions:				
Premiums	61	62	12	10
Surrenders and withdrawals	(6)	(31)	9	-
Policy loans	-	(1)	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	(11)	(82)	-	5
Contract charges	(30)	(29)	(13)	(2)
Increase (decrease) in net assets derived from principal transactions	14	(81)	8	13
Total increase (decrease) in net assets	16	(12)	13	16
Net assets at December 31, 2004	275	421	39	24
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	(2)	-	-
Net realized gain (loss) on investments and capital gains distributions	(1)	112	3	4
Net unrealized appreciation (depreciation) of investments	(3)	(58)	-	(3)
Net increase (decrease) in net assets from operations	4	52	3	1
Changes from principal transactions:				
Premiums	60	43	15	9
Surrenders and withdrawals	(5)	(22)	-	(1)
Policy loans	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	5	(474)	-	(31)
Contract charges	(32)	(20)	(5)	(2)
Increase (decrease) in net assets derived from principal transactions	28	(473)	10	(25)
Total increase (decrease) in net assets	32	(421)	13	(24)
Net assets at December 31, 2005	$ 307	$ -	$ 52	$ -

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Pioneer Small Cap Value VCT Portfolio - Class I	Premier VIT OpCap Equity Portfolio	Premier VIT OpCap Global Equity Portfolio	Premier VIT OpCap Managed Portfolio
Net Assets at January 1, 2004	$ 3	$ 168	$ 126	$ 235
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	1	-	2
Net realized gain (loss) on investments and capital gains distributions	-	28	4	33
Net unrealized appreciation (depreciation) of investments	-	(3)	17	(11)
Net increase (decrease) in net assets from operations	-	26	21	24
Changes from principal transactions:				
Premiums	3	69	21	57
Surrenders and withdrawals	-	(7)	-	(1)
Policy loans	-	-	-	(5)
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	31	45	(31)
Contract charges	(1)	(27)	(11)	(32)
Increase (decrease) in net assets derived from principal transactions	2	66	55	(12)
Total increase (decrease) in net assets	2	92	76	12
Net assets at December 31, 2004	5	260	202	247
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	2
Net realized gain (loss) on investments and capital gains distributions	-	35	27	12
Net unrealized appreciation (depreciation) of investments	-	(28)	(21)	(2)
Net increase (decrease) in net assets from operations	-	7	6	12
Changes from principal transactions:				
Premiums	2	56	26	70
Surrenders and withdrawals	-	(15)	(17)	(3)
Policy loans	-	(2)	(1)	(12)
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	4	(283)	(205)	(31)
Contract charges	(1)	(23)	(11)	(33)
Increase (decrease) in net assets derived from principal transactions	5	(267)	(208)	(9)
Total increase (decrease) in net assets	5	(260)	(202)	3
Net assets at December 31, 2005	$ 10	$ -	$ -	$ 250

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Premier VIT OpCap Small Cap Portfolio	Putnam VT Diversified Income Fund - Class IA Shares	Putnam VT Growth and Income Fund - Class IA Shares	Putnam VT New Opportunities Fund - Class IA Shares
Net Assets at January 1, 2004	$ 313	$ 26	$ 474	$ 159
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	2	5	(1)
Net realized gain (loss) on investments and capital gains distributions	58	(3)	31	-
Net unrealized appreciation (depreciation) of investments	1	3	16	16
Net increase (decrease) in net assets from operations	57	2	52	15
Changes from principal transactions:				
Premiums	61	(1)	98	36
Surrenders and withdrawals	(6)	-	(6)	(2)
Policy loans	(1)	-	(9)	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	(1)	-	(20)	(37)
Contract charges	(31)	(1)	(38)	(14)
Increase (decrease) in net assets derived from principal transactions	22	(2)	25	(17)
Total increase (decrease) in net assets	79	-	77	(2)
Net assets at December 31, 2004	392	26	551	157
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	2	8	-
Net realized gain (loss) on investments and capital gains distributions	52	-	51	21
Net unrealized appreciation (depreciation) of investments	(67)	(1)	(49)	(15)
Net increase (decrease) in net assets from operations	(16)	1	10	6
Changes from principal transactions:				
Premiums	46	-	63	25
Surrenders and withdrawals	(12)	-	(27)	(5)
Policy loans	(1)	-	(9)	(1)
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	(386)	(1)	(560)	(172)
Contract charges	(23)	(1)	(28)	(10)
Increase (decrease) in net assets derived from principal transactions	(376)	(2)	(561)	(163)
Total increase (decrease) in net assets	(392)	(1)	(551)	(157)
Net assets at December 31, 2005	$ -	$ 25	$ -	$ -

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Putnam VT Small Cap Value Fund - Class IA Shares	Putnam VT Voyager Fund - Class IA Shares
Net Assets at January 1, 2004	$ 113	$ 987
Increase (decrease) in net assets		
Operations:		
Net investment income (loss)	-	(1)
Net realized gain (loss) on investments and capital gains distributions	36	(186)
Net unrealized appreciation (depreciation) of investments	(5)	237
Net increase (decrease) in net assets from operations	31	50
Changes from principal transactions:		
Premiums	21	232
Surrenders and withdrawals	(4)	(37)
Policy loans	-	(6)
Death benefits	-	-
Transfers between Divisions (including fixed account), net	32	(16)
Contract charges	(11)	(87)
Increase (decrease) in net assets derived from principal transactions	38	86
Total increase (decrease) in net assets	69	136
Net assets at December 31, 2004	182	1,123
Increase (decrease) in net assets		
Operations:		
Net investment income (loss)	10	5
Net realized gain (loss) on investments and capital gains distributions	2	71
Net unrealized appreciation (depreciation) of investments	-	(67)
Net increase (decrease) in net assets from operations	12	9
Changes from principal transactions:		
Premiums	26	169
Surrenders and withdrawals	(1)	(36)
Policy loans	-	(4)
Death benefits	-	-
Transfers between Divisions (including fixed account), net	(1)	(1,198)
Contract charges	(13)	(63)
Increase (decrease) in net assets derived from principal transactions	11	(1,132)
Total increase (decrease) in net assets	23	(1,123)
Net assets at December 31, 2005	$ 205	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization

ReliaStar Life Insurance Company of New York Variable Life Separate Account I (the "Account") was established by ReliaStar Life Insurance Company of New York ("RLNY" or the "Company") to support the operations of variable life insurance policies ("Policies"). RLNY is an indirect, wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. RLNY provides for variable accumulation and benefits under the Policies by crediting premium payments to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the contractowners. The portion of the Account's assets applicable to Policies will not be charged with liabilities arising out of any other business RLNY may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of RLNY. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of RLNY.

At December 31, 2005, the Account had, under Select*Life NY, Estate Design Policies, and Investor Elite Policies, 69 investment divisions (the "Divisions"), 17 of which invest in an independently managed mutual fund portfolio and 52 of which invest in a mutual fund portfolio managed by an affiliate, either ING Investments, LLC, Directed Services, Inc., or ING Life Insurance and Annuity Company. The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions with asset balances at December 31, 2005 and related Trusts are as follows:

AIM Variable Insurance Funds:
- AIM V.I. Demographic Trends Fund - Series I Shares

American Funds Insurance Series:
- American Funds Insurance Series® Growth Fund - Class 2
- American Funds Insurance Series® Growth Income Fund - Class 2
- American Funds Insurance Series® International Fund - Class 2

Fidelity® Variable Insurance Products:
- Fidelity® VIP Contrafund® Portfolio - Initial Class
- Fidelity® VIP Equity-Income Portfolio - Initial Class
- Fidelity® VIP Growth Portfolio - Initial Class
- Fidelity® VIP High Income Portfolio - Initial Class
- Fidelity® VIP Index 500 Portfolio - Initial Class
- Fidelity® VIP Investment Grade Bond Portfolio - Initial Class

ING Investors Trust:
- ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class**

ING Investors Trust (continued):
- ING Evergreen Health Sciences Portfolio - Class S**
- ING Evergreen Omega Portfolio - Institutional Class**
- ING FMR℠ Diversified Mid Cap Portfolio - Service Class**
- ING FMR℠ Earnings Growth Portfolio - Institutional Class**
- ING Global Resources Portfolio - Institutional Class*
- ING JPMorgan Small Cap Equity Portfolio - Institutional Class*
- ING JPMorgan Value Opportunities Portfolio - Institutional Class**
- ING Julius Baer Foreign Portfolio - Institutional Class**
- ING Legg Mason Value Portfolio - Institutional Class**
- ING Limited Maturity Bond Portfolio - Service Class
- ING Liquid Assets Portfolio - Institutional Class*
- ING Marsico Growth Portfolio - Institutional Class**
- ING Marsico International Opportunities Portfolio - Institutional Class**

ING Investors Trust (continued):
ING Mercury Large Cap Growth Portfolio - Service Class**
ING Mercury Large Cap Value Portfolio - Institutional Class*
ING MFS Mid Cap Growth Portfolio - Institutional Class**
ING MFS Total Return Portfolio - Institutional Class
ING MFS Utilities Portfolio - Service Class**
ING Pioneer Mid Cap Value Portfolio - Class I**
ING Stock Index Portfolio - Institutional Class*
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class
ING T. Rowe Price Equity Income Portfolio - Institutional Class**
ING Van Kampen Equity Growth Portfolio - Institutional Class*
ING Van Kampen Growth and Income Portfolio - Service Class**
ING Van Kampen Real Estate Portfolio - Institutional Class
ING Partners, Inc.:
ING American Century Select Portfolio - Initial Class**
ING American Century Small Cap Value Portfolio - Initial Class**
ING Baron Small Cap Growth Portfolio - Initial Class**
ING Fundamental Research Portfolio - Initial Class**
ING JPMorgan Mid Cap Value Portfolio - Initial Class*
ING Oppenheimer Global Portfolio - Initial Class**
ING Oppenheimer Strategic Income Portfolio - Service Class**
ING PIMCO Total Return Portfolio - Initial Class**
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class**
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class**
ING UBS U.S. Large Cap Equity Portfolio - Initial Class**
ING Van Kampen Comstock Portfolio - Initial Class
ING Van Kampen Equity and Income Portfolio - Initial Class
ING Strategic Allocation Portfolio, Inc.:
ING VP Strategic Allocation Balanced Portfolio - Class I**
ING VP Strategic Allocation Growth Portfolio - Class I**
ING VP Strategic Allocation Income Portfolio - Class I**
ING Variable Portfolios, Inc.:
ING VP Index Plus LargeCap Portfolio - Class I
ING VP Index Plus MidCap Portfolio - Class I
ING VP Index Plus SmallCap Portfolio - Class I
ING VP Value Opportunity Portfolio - Class I**
ING Variable Products Trust:
ING VP High Yield Bond Portfolio - Class I
ING VP International Value Portfolio - Class I
ING VP MidCap Opportunities Portfolio - Class I
ING VP Real Estate Portfolio - Class S**
ING VP SmallCap Opportunities Portfolio - Class I
ING VP Intermediate Bond Portfolio:
ING VP Intermediate Bond Portfolio - Class I
Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Growth Portfolio® - Class I**
Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I
Neuberger Berman AMT Socially Responsive Portfolio® - Class I
Pioneer Variable Contracts Trust:
Pioneer Small Cap Value VCT Portfolio - Class I
Premier VIT:
Premier VIT OpCap Managed Portfolio
Putnam Variable Trust:
Putnam VT Diversified Income Fund - Class IA Shares
Putnam VT Small Cap Value Fund - Class IA Shares

* Division was added in 2004
** Division was added in 2005

The names of certain Divisions and Trusts were changed during 2005. The following is a summary of current and former names for those Divisions and Trusts:

Current Name	Former Name
AIM Variable Insurance Funds:	AIM Variable Insurance Funds:
AIM V.I. Demographic Trends Fund - Series I Shares	AIM V.I. Dent Demographic Trends - Series I Shares
ING Investors Trust:	ING Investors Trust:
ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	ING Alliance Mid Cap Growth Portfolio - Institutional Class
ING Global Resources Portfolio - Institutional Class	ING Hard Assets Portfolio - Institutional Class
ING Mercury Large Cap Value Portfolio - Institutional Class	ING Mercury Focus Value Portfolio - Institutional Class

During 2005, the following Divisions were closed to contractowners:

Alger American Growth Portfolio - Class O
Alger American Leveraged AllCap Portfolio - Class O
Alger American MidCap Growth Portfolio - Class O
Alger American Small Capitalization Portfolio - Class O
Fidelity® VIP Money Market Portfolio - Initial Class
ING AIM Mid Cap Growth Portfolio - Service Class
ING MFS Mid Cap Growth Portfolio - Service Class
ING VP Disciplined LargeCap Portfolio - Class I
ING VP MagnaCap Portfolio - Class I
Janus Aspen Series International Growth Portfolio - Institutional Shares
Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares
Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares
Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares
Neuberger Berman AMT Partners Portfolio® - Class I
Pioneer Mid Cap Value VCT Portfolio - Class I
Premier VIT OpCap Equity Portfolio
Premier VIT OpCap Global Equity Portfolio
Premier VIT OpCap Small Cap Portfolio
Putnam VT Growth and Income Fund - Class IA Shares
Putnam VT New Opportunities Fund - Class IA Shares
Putnam VT Voyager Fund - Class IA Shares

The following Divisions were offered during 2005, but had no investments as of December 31, 2005:

ING American Century Large Company Value Portfolio - Initial Class
ING Lord Abbett Affiliated Portfolio - Institutional Class
ING MarketPro Portfolio - Class I
ING MarketStyle Growth Portfolio - Class I
ING MarketStyle Moderate Growth Portfolio - Class I
ING MarketStyle Moderate Portfolio - Class I
ING Oppenheimer Main Street Portfolio® - Institutional Class
ING Pioneer Fund Portfolio - Service Class
ING T. Rowe Price Capital Appreciation Portfolio - Service Class
ING UBS U.S. Allocation Portfolio - Service Class
ING VP Index Plus International Equity Portfolio - Service Class

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined by specific identification. The difference between cost and current market value on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of RLNY, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the Policyholders are excluded in the determination of the federal income tax liability of RLNY.

Contractowner Reserves

Contractowner reserves of the Company are represented by net assets on the Statement of Assets and Liabilities and are equal to the aggregate account values of the Policyholders invested in the Account Divisions. To the extent that benefits to be paid to the Policyholders exceed their account values, RLNY will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to RLNY.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to current year classifications.

3. Charges and Fees

Under the terms of the Policies, certain charges are allocated to the Policies to cover RLNY's expenses in connection with the issuance and administration of the Policies. Following is a summary of these charges:

Mortality and Expense Risk and Other Charges

The monthly deduction includes a cost of insurance charge, a monthly administrative charge, a monthly variable accumulation value charge, a monthly amount charge, and any charges for optional insurance benefits.

The cost of insurance charge varies based on the insured's sex, issue age, policy year, rate class, and the face amount of the contract. RLNY currently deducts this charge at an annual rate ranging between 0.50% and 0.90% of the accumulation value of the Policy in years one through ten, in accordance with the terms of the Policy. After ten years the annual rate ranges between 0.00% and 0.25% of the accumulation value of the Policy.

RLNY deducts a premium charge ranging between 4.50% and 6.25% of each premium payment in Policy years one through ten. Premium charges range from 0.00% to 3.75% after the tenth Policy year.

The monthly administrative charge currently ranges from $7.50 to $8.50 per month.

The monthly amount charge and charges for optional insurance benefits vary based on a number of factors and are defined in the Policy.

Surrender and Lapse Charges

As defined in the Policy, RLNY assesses a surrender charge if the Policy lapses or is surrendered before a specified period.

Other Contract Charges

A transfer charge of $25 will be imposed on each transfer between Divisions in excess of twenty-four in any one calendar year. Charges for partial withdrawals are also imposed in accordance with the terms of the Policies.

4. Related Party Transactions

During the year ended December 31, 2005, management fees were paid to ING Investments, LLC, an affiliate of the Company, in its capacity as investment manager to the ING Strategic Allocation Portfolio, Inc., ING VP Intermediate Bond Portfolio, ING Variable Portfolios, Inc. and the ING Variable Products Trust. The Fund's advisory agreement provided for a fee at annual rates ranging from 0.35% to 1.00% of the average net assets of each respective Fund of the Trusts.

Management fees also were paid to ING Life Insurance and Annuity Company, an affiliate of the Company, in its capacity as investment manager to ING Partners, Inc. The Fund's advisory agreement provided for a fee at annual rates ranging from 0.50% to 1.00% of the average net assets of each respective Fund of the Trust.

Management fees were also paid indirectly to Directed Services, Inc., an affiliate of the Company, in its capacity as investment manager to ING Investors Trust. The Fund's advisory agreement provided for a fee at an annual rate ranging from 0.26% to 0.91% of the average net assets of each respective Portfolio.

5. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

	Year ended December 31			
	2005		2004	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
AIM Variable Insurance Funds:				
AIM V.I. Demographic Trends Fund - Series I Shares	$ 6	$ 11	$ 36	$ 19
The Alger American Funds:				
Alger American Growth Portfolio - Class O	144	1,846	1,487	1,417
Alger American Leveraged AllCap Portfolio - Class O	26	216	143	115
Alger American MidCap Growth Portfolio - Class O	83	762	571	549
Alger American Small Capitalization Portfolio - Class O	40	547	472	552
American Funds Insurance Series:				
American Funds Insurance Series® Growth Fund - Class 2	96	6	106	22
American Funds Insurance Series® Growth Income Fund - Class 2	210	69	34	14
American Funds Insurance Series® International Fund - Class 2	187	42	46	8
Fidelity® Variable Insurance Products:				
Fidelity® VIP Contrafund® Portfolio - Initial Class	440	304	2,013	1,752
Fidelity® VIP Equity-Income Portfolio - Initial Class	277	151	1,042	907
Fidelity® VIP Growth Portfolio - Initial Class	93	65	645	543
Fidelity® VIP High Income Portfolio - Initial Class	74	31	163	124
Fidelity® VIP Index 500 Portfolio - Initial Class	211	223	4,627	5,245
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	291	225	1,667	1,428
Fidelity® VIP Money Market Portfolio - Initial Class	141	1,117	1,624	2,459
ING Investors Trust:				
ING AIM Mid Cap Growth Portfolio - Service Class	8	9	-	-
ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	20	-	-	-
ING Evergreen Health Sciences Portfolio - Class S	1	-	-	-
ING Evergreen Omega Portfolio - Institutional Class	1,583	38	-	-
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	15	-	-	-
ING FMR[SM] Earnings Growth Portfolio - Institutional Class	1,763	47	-	-
ING Global Resources Portfolio - Institutional Class	57	3	3	-
ING JPMorgan Small Cap Equity Portfolio - Institutional Class	958	27	136	13
ING JPMorgan Value Opportunities Portfolio - Institutional Class	572	11	-	-
ING Julius Baer Foreign Portfolio - Institutional Class	29	-	-	-
ING Legg Mason Value Portfolio - Institutional Class	7	-	-	-
ING Limited Maturity Bond Portfolio - Service Class	1	1	23	13
ING Liquid Assets Portfolio - Institutional Class	1,388	467	790	101
ING Marsico Growth Portfolio - Institutional Class	-	-	-	-
ING Marsico International Opportunities Portfolio - Institutional Class	602	18	-	-
ING Mercury Large Cap Growth Portfolio - Service Class	1	-	-	-
ING Mercury Large Cap Value Portfolio - Institutional Class	460	30	37	1
ING MFS Mid Cap Growth Portfolio - Institutional Class	66	20	-	-
ING MFS Mid Cap Growth Portfolio - Service Class	2	66	74	54

	Year ended December 31			
	2005		2004	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING MFS Total Return Portfolio - Institutional Class	$ 13	$ 1	$ 3	$ -
ING MFS Utilities Portfolio - Service Class	27	-	-	-
ING Pioneer Mid Cap Value Portfolio - Class I	35	1	-	-
ING Stock Index Portfolio - Institutional Class	183	139	2,936	2,084
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	947	457	1,810	1,171
ING T. Rowe Price Equity Income Portfolio - Institutional Class	14	-	-	-
ING Van Kampen Equity Growth Portfolio - Institutional Class	20	6	74	8
ING Van Kampen Growth and Income Portfolio - Service Class	3	-	-	-
ING Van Kampen Real Estate Portfolio - Institutional Class	14	5	19	-
ING Partners, Inc.:				
ING American Century Select Portfolio - Initial Class	739	40	-	-
ING American Century Small Cap Value Portfolio - Initial Class	-	-	-	-
ING Baron Small Cap Growth Portfolio - Initial Class	9	-	-	-
ING Fundamental Research Portfolio - Initial Class	24	-	-	-
ING JPMorgan Mid Cap Value Portfolio - Initial Class	13	-	-	-
ING Oppenheimer Global Portfolio - Initial Class	1,140	53	-	-
ING Oppenheimer Strategic Income Portfolio - Service Class	1	-	-	-
ING PIMCO Total Return Portfolio - Initial Class	109	-	-	-
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class	18	-	-	-
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	1,824	125	-	-
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	310	15	-	-
ING Van Kampen Comstock Portfolio - Initial Class	17	2	4	1
ING Van Kampen Equity and Income Portfolio - Initial Class	4	5	5	1
ING Strategic Allocation Portfolio, Inc.:				
ING VP Strategic Allocation Balanced Portfolio - Class I	14	-	-	-
ING VP Strategic Allocation Growth Portfolio - Class I	11	2	-	-
ING VP Strategic Allocation Income Portfolio - Class I	-	-	-	-
ING Variable Portfolios, Inc.:				
ING VP Index Plus LargeCap Portfolio - Class I	47	3	2	1
ING VP Index Plus MidCap Portfolio - Class I	81	13	11	1
ING VP Index Plus SmallCap Portfolio - Class I	81	10	7	1
ING VP Value Opportunity Portfolio - Class I	48	-	-	-
ING Variable Products Trust:				
ING VP Disciplined LargeCap Portfolio - Class I	3	25	27	20
ING VP High Yield Bond Portfolio - Class I	11	8	51	53
ING VP International Value Portfolio - Class I	320	358	803	582
ING VP MagnaCap Portfolio - Class I	11	89	75	61
ING VP MidCap Opportunities Portfolio - Class I	61	165	1,431	706
ING VP Real Estate Portfolio - Class S	13	-	-	-
ING VP SmallCap Opportunities Portfolio - Class I	28	49	430	416

	Year ended December 31			
	2005		2004	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING VP Intermediate Bond Portfolio:				
ING VP Intermediate Bond Portfolio - Class I	$ 43	$ 20	$ 43	$ 28
Janus Aspen Series:				
Janus Aspen Series International Growth Portfolio - Institutional Shares	51	593	423	382
Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares	40	688	772	773
Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	48	1,059	1,018	925
Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares	33	830	708	670
Neuberger Berman Advisers Management Trust:				
Neuberger Berman AMT Growth Portfolio® - Class I	12	4	-	-
Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I	54	17	210	187
Neuberger Berman AMT Partners Portfolio® - Class I	32	507	506	590
Neuberger Berman AMT Socially Responsive Portfolio® - Class I	19	9	20	12
Pioneer Variable Contracts Trust:				
Pioneer Mid Cap Value VCT Portfolio - Class I	17	40	21	8
Pioneer Small Cap Value VCT Portfolio - Class I	6	1	3	1
Premier VIT:				
Premier VIT OpCap Equity Portfolio	58	325	223	156
Premier VIT OpCap Global Equity Portfolio	43	251	193	138
Premier VIT OpCap Managed Portfolio	60	60	232	242
Premier VIT OpCap Small Cap Portfolio	90	415	265	245
Putnam Variable Trust:				
Putnam VT Diversified Income Fund - Class IA Shares	2	2	28	28
Putnam VT Growth and Income Fund - Class IA Shares	51	605	483	453
Putnam VT New Opportunities Fund - Class IA Shares	18	181	127	145
Putnam VT Small Cap Value Fund - Class IA Shares	36	15	164	126
Putnam VT Voyager Fund - Class IA Shares	133	1,259	1,091	1,006

6. Changes in Units

The net changes in units outstanding follow:

	Year ended December 31					
	2005			2004		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
AIM Variable Insurance Funds:						
AIM V.I. Demographic Trends Fund - Series I Shares	1,998	3,089	(1,091)	7,145	3,878	3,267
The Alger American Funds:						
Alger American Growth Portfolio - Class O	18,348	131,634	(113,286)	113,324	108,138	5,186
Alger American Leveraged AllCap Portfolio - Class O	5,226	34,312	(29,086)	25,213	20,265	4,948
Alger American MidCap Growth Portfolio - Class O	36,396	69,242	(32,846)	31,821	30,689	1,132
Alger American Small Capitalization Portfolio - Class O	49,409	93,064	(43,655)	50,548	58,928	(8,380)
American Funds Insurance Series:						
American Funds Insurance Series® Growth Fund - Class 2	15,358	6,097	9,261	8,159	1,652	6,507
American Funds Insurance Series® Growth Income Fund - Class 2	7,253	967	6,286	2,581	1,107	1,474
American Funds Insurance Series® International Fund - Class 2	11,602	3,080	8,522	3,261	569	2,692
Fidelity® Variable Insurance Products:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	16,057	12,164	3,893	69,519	60,922	8,597
Fidelity® VIP Equity-Income Portfolio - Initial Class	10,289	8,129	2,160	36,406	32,264	4,142
Fidelity® VIP Growth Portfolio - Initial Class	5,776	4,851	925	26,255	22,204	4,051
Fidelity® VIP High Income Portfolio - Initial Class	3,889	2,959	930	10,248	8,447	1,801
Fidelity® VIP Index 500 Portfolio - Initial Class	10,703	12,542	(1,839)	164,391	185,776	(21,385)
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	13,177	15,083	(1,906)	81,685	75,194	6,491
Fidelity® VIP Money Market Portfolio - Initial Class	69,969	132,257	(62,288)	103,460	158,105	(54,645)
ING Investors Trust:						
ING AIM Mid Cap Growth Portfolio - Service Class	713	713	-	-	-	-
ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	1,546	3	1,543	-	-	-
ING Evergreen Health Sciences Portfolio - Class S	79	1	78	-	-	-
ING Evergreen Omega Portfolio - Institutional Class	144,155	5,938	138,217	-	-	-
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	2,893	1,448	1,445	-	-	-

	Year ended December 31					
	2005			2004		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING FMR[SM] Earnings Growth Portfolio - Institutional Class	173,753	8,368	165,385	-	-	-
ING Global Resources Portfolio - Institutional Class	2,715	209	2,506	175	8	167
ING JPMorgan Small Cap Equity Portfolio - Institutional Class	78,765	4,167	74,598	12,924	1,151	11,773
ING JPMorgan Value Opportunities Portfolio - Institutional Class	55,580	2,149	53,431	-	-	-
ING Julius Baer Foreign Portfolio - Institutional Class	2,443	24	2,419	-	-	-
ING Legg Mason Value Portfolio - Institutional Class	580	14	566	-	-	-
ING Limited Maturity Bond Portfolio - Service Class	93	148	(55)	2,214	1,299	915
ING Liquid Assets Portfolio - Institutional Class	137,094	50,400	86,694	78,405	10,057	68,348
ING Marsico Growth Portfolio - Institutional Class	8	2	6	-	-	-
ING Marsico International Opportunities Portfolio - Institutional Class	53,253	2,315	50,938	-	-	-
ING Mercury Large Cap Growth Portfolio - Service Class	78	1	77	-	-	-
ING Mercury Large Cap Value Portfolio - Institutional Class	41,030	3,311	37,719	3,408	109	3,299
ING MFS Mid Cap Growth Portfolio - Institutional Class	8,358	-	8,358	-	-	-
ING MFS Mid Cap Growth Portfolio - Service Class	-	11,139	(11,139)	12,458	9,206	3,252
ING MFS Total Return Portfolio - Institutional Class	1,024	97	927	246	11	235
ING MFS Utilities Portfolio - Service Class	2,599	73	2,526	-	-	-
ING Pioneer Mid Cap Value Portfolio - Class I	3,337	147	3,190	-	-	-
ING Stock Index Portfolio - Institutional Class	23,959	20,079	3,880	285,135	207,852	77,283
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	61,248	35,961	25,287	133,770	89,066	44,704
ING T. Rowe Price Equity Income Portfolio - Institutional Class	1,319	28	1,291	7,241	760	6,481
ING Van Kampen Equity Growth Portfolio - Institutional Class	2,285	1,087	1,198	-	-	-
ING Van Kampen Growth and Income Portfolio - Service Class	308	8	300	-	-	-
ING Van Kampen Real Estate Portfolio - Institutional Class	780	319	461	1,191	32	1,159

	Year ended December 31					
	2005			2004		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Partners, Inc.:						
ING American Century Select Portfolio - Initial Class	76,828	6,260	70,568	-	-	-
ING American Century Small Cap Value Portfolio - Initial Class	10	3	7	-	-	-
ING Baron Small Cap Growth Portfolio - Initial Class	860	6	854	-	-	-
ING Fundamental Research Portfolio - Initial Class	2,138	9	2,129	-	-	-
ING JPMorgan Mid Cap Value Portfolio - Initial Class	737	21	716	11	2	9
ING Oppenheimer Global Portfolio - Initial Class	111,585	9,139	102,446	-	-	-
ING Oppenheimer Strategic Income Portfolio - Service Class	111	3	108	-	-	-
ING PIMCO Total Return Portfolio - Initial Class	10,819	29	10,790	-	-	-
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class	1,536	12	1,524	-	-	-
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	178,829	17,373	161,456	-	-	-
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	29,388	1,985	27,403	-	-	-
ING Van Kampen Comstock Portfolio - Initial Class	1,287	185	1,102	325	126	199
ING Van Kampen Equity and Income Portfolio - Initial Class	328	434	(106)	374	86	288
ING Strategic Allocation Portfolio, Inc.:						
ING VP Strategic Allocation Balanced Portfolio - Class I	1,273	21	1,252	-	-	-
ING VP Strategic Allocation Growth Portfolio - Class I	957	158	799	-	-	-
ING VP Strategic Allocation Income Portfolio - Class I	10	7	3	-	-	-
ING Variable Portfolios, Inc.:						
ING VP Index Plus LargeCap Portfolio - Class I	4,088	278	3,810	127	55	72
ING VP Index Plus MidCap Portfolio - Class I	6,128	1,180	4,948	949	98	851
ING VP Index Plus SmallCap Portfolio - Class I	6,052	900	5,152	614	73	541
ING VP Value Opportunity Portfolio - Class I	9,660	4,852	4,808	-	-	-

	Year ended December 31					
	2005			2004		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Products Trust:						
ING VP Disciplined LargeCap Portfolio - Class I	222	1,893	(1,671)	2,234	1,674	560
ING VP High Yield Bond Portfolio - Class I	878	1,016	(138)	4,452	5,102	(650)
ING VP International Value Portfolio - Class I	13,770	19,785	(6,015)	43,969	32,535	11,434
ING VP MagnaCap Portfolio - Class I	849	8,831	(7,982)	8,107	6,741	1,366
ING VP MidCap Opportunities Portfolio - Class I	14,390	30,204	(15,814)	226,307	113,198	113,109
ING VP Real Estate Portfolio - Class S	1,131	47	1,084	-	-	-
ING VP SmallCap Opportunities Portfolio - Class I	1,636	2,434	(798)	17,674	17,096	578
ING VP Intermediate Bond Portfolio:						
ING VP Intermediate Bond Portfolio - Class I	3,619	1,962	1,657	3,553	2,440	1,113
Janus Aspen Series:						
Janus Aspen Series International Growth Portfolio - Institutional Shares	4,256	33,402	(29,146)	31,672	29,130	2,542
Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares	59,964	113,389	(53,425)	63,321	63,482	(161)
Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	74,245	141,922	(67,677)	73,234	66,676	6,558
Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares	69,233	132,106	(62,873)	57,806	55,393	2,413
Neuberger Berman Advisers Management Trust:						
Neuberger Berman AMT Growth Portfolio® - Class I	1,030	337	693	-	-	-
Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I	4,899	2,865	2,034	14,742	13,747	995
Neuberger Berman AMT Partners Portfolio® - Class I	32,081	62,624	(30,543)	42,769	49,595	(6,826)
Neuberger Berman AMT Socially Responsive Portfolio® - Class I	1,623	934	689	1,756	1,012	744
Pioneer Variable Contracts Trust:						
Pioneer Mid Cap Value VCT Portfolio - Class I	1,152	2,842	(1,690)	1,695	669	1,026
Pioneer Small Cap Value VCT Portfolio - Class I	476	111	365	209	81	128
Premier VIT:						
Premier VIT OpCap Equity Portfolio	26,010	44,253	(18,243)	17,373	12,330	5,043
Premier VIT OpCap Global Equity Portfolio	18,249	31,689	(13,440)	14,246	10,236	4,010
Premier VIT OpCap Managed Portfolio	5,853	6,623	(770)	18,722	19,688	(966)
Premier VIT OpCap Small Cap Portfolio	3,403	24,206	(20,803)	16,203	15,000	1,203

	Year ended December 31					
	2005			2004		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Putnam Variable Trust:						
Putnam VT Diversified Income Fund - Class IA Shares	2	80	(78)	1,428	1,561	(133)
Putnam VT Growth and Income Fund - Class IA Shares	21,548	40,906	(19,358)	18,274	17,459	815
Putnam VT New Opportunities Fund - Class IA Shares	9,051	16,756	(7,705)	6,834	7,737	(903)
Putnam VT Small Cap Value Fund - Class IA Shares	1,924	1,388	536	11,286	8,973	2,313
Putnam VT Voyager Fund - Class IA Shares	7,474	51,667	(44,193)	45,400	42,112	3,288

7. Unit Summary

Division	Units Outstanding	Unit Value	Extended Value
AIM V.I. Demographic Trends Fund - Series I Shares	5,689.515	$ 5.75	$ 32,715
American Funds Insurance Series® Growth Fund - Class 2	18,008.762	$ 16.47	$ 296,604
American Funds Insurance Series® Growth Income Fund - Class 2	7,778.430	$ 14.77	$ 114,887
American Funds Insurance Series® International Fund - Class 2	11,233.161	$ 19.65	$ 220,732
Fidelity® VIP Contrafund® Portfolio - Initial Class	69,394.330	$ 38.28	$ 2,656,415
Fidelity® VIP Equity-Income Portfolio - Initial Class	37,644.194	$ 32.95	$ 1,240,376
Fidelity® VIP Growth Portfolio - Initial Class	27,621.265	$ 27.35	$ 755,442
Fidelity® VIP High Income Portfolio - Initial Class	11,887.414	$ 16.58	$ 197,093
Fidelity® VIP Index 500 Portfolio - Initial Class	77,917.049	$ 32.18	$ 2,507,371
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	85,965.961	$ 20.42	$ 1,755,425
ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	1,542.572	$ 12.87	$ 19,853
ING Evergreen Health Sciences Portfolio - Class S	78.281	$ 11.27	$ 882
ING Evergreen Omega Portfolio - Institutional Class	138,217.208	$ 11.50	$ 1,589,498
ING FMR℠ Diversified Mid Cap Portfolio - Service Class	1,445.256	$ 10.18	$ 14,713
ING FMR℠ Earnings Growth Portfolio - Institutional Class	165,384.217	$ 10.64	$ 1,759,688
ING Global Resources Portfolio - Institutional Class	2,673.270	$ 22.48	$ 60,095
ING JPMorgan Small Cap Equity Portfolio - Institutional Class	86,366.811	$ 12.57	$ 1,085,631
ING JPMorgan Value Opportunities Portfolio - Institutional Class	53,430.913	$ 10.76	$ 574,917
ING Julius Baer Foreign Portfolio - Institutional	2,419.060	$ 11.88	$ 28,738
ING Legg Mason Value Portfolio - Institutional Class	566.453	$ 12.12	$ 6,865
ING Limited Maturity Bond Portfolio - Service Class	987.290	$ 10.44	$ 10,307

Division	Units Outstanding	Unit Value	Extended Value
ING Liquid Assets Portfolio - Institutional Class	155,021.042	$ 10.39	$ 1,610,669
ING Marsico Growth Portfolio - Institutional Class	5.837	$ 11.61	$ 68
ING Marsico International Opportunities Portfolio - Institutional Class	50,937.553	$ 12.56	$ 639,776
ING Mercury Large Cap Growth Portfolio - Service Class	77.397	$ 11.75	$ 909
ING Mercury Large Cap Value Portfolio - Institutional Class	41,017.781	$ 11.66	$ 478,267
ING MFS Mid Cap Growth Portfolio - Institutional Class	8,357.790	$ 6.62	$ 55,329
ING MFS Total Return Portfolio - Institutional Class	1,183.614	$ 13.11	$ 15,517
ING MFS Utilities Portfolio - Service Class	2,525.850	$ 11.50	$ 29,047
ING Pioneer Mid Cap Value Portfolio - Class I	3,189.633	$ 11.02	$ 35,150
ING Stock Index Portfolio - Institutional Class	81,176.377	$ 11.56	$ 938,399
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	149,633.755	$ 16.20	$ 2,424,067
ING T. Rowe Price Equity Income Portfolio - Institutional Class	1,291.009	$ 10.80	$ 13,943
ING Van Kampen Equity Growth Portfolio - Institutional Class	7,682.320	$ 12.39	$ 95,184
ING Van Kampen Growth and Income Portfolio - Service Class	300.305	$ 11.27	$ 3,384
ING Van Kampen Real Estate Portfolio - Institutional Class	1,665.804	$ 21.00	$ 34,982
ING American Century Select Portfolio - Initial Class	70,567.870	$ 10.81	$ 762,839
ING American Century Small Cap Value Portfolio - Initial Class	6.727	$ 11.47	$ 77
ING Baron Small Cap Growth Portfolio - Initial Class	853.888	$ 11.15	$ 9,521
ING Fundamental Research Portfolio - Initial Class	2,129.020	$ 11.15	$ 23,739
ING JPMorgan Mid Cap Value Portfolio - Initial Class	725.168	$ 16.43	$ 11,915
ING Oppenheimer Global Portfolio - Initial Class	102,446.103	$ 12.09	$ 1,238,573

Division	Units Outstanding		Unit Value		Extended Value
ING Oppenheimer Strategic Income Portfolio - Service Class	108.206	$	10.19	$	1,103
ING PIMCO Total Return Portfolio - Initial Class	10,790.206	$	10.18	$	109,844
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class	1,523.880	$	12.05	$	18,363
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	161,455.900	$	11.80	$	1,905,180
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	27,402.864	$	11.35	$	311,023
ING Van Kampen Comstock Portfolio - Initial Class	2,402.126	$	13.23	$	31,780
ING Van Kampen Equity and Income Portfolio - Initial Class	1,972.377	$	12.41	$	24,477
ING VP Strategic Allocation Balanced Portfolio - Class I	1,251.875	$	11.27	$	14,109
ING VP Strategic Allocation Growth Portfolio - Class I	799.305	$	11.68	$	9,336
ING VP Strategic Allocation Income Portfolio - Class I	2.708	$	10.90	$	30
ING VP Index Plus LargeCap Portfolio - Class I	4,817.642	$	12.12	$	58,390
ING VP Index Plus MidCap Portfolio - Class I	6,725.919	$	14.02	$	94,297
ING VP Index Plus SmallCap Portfolio - Class I	6,537.835	$	14.11	$	92,249
ING VP Value Opportunity Portfolio - Class I	4,807.614	$	9.94	$	47,788
ING VP High Yield Bond Portfolio - Class I	6,586.355	$	11.45	$	75,414
ING VP International Value Portfolio - Class I	37,762.373	$	22.90	$	864,758
ING VP MidCap Opportunities Portfolio - Class I	105,557.963	$	7.58	$	800,129
ING VP Real Estate Portfolio - Class S	1,083.532	$	11.65	$	12,623
ING VP SmallCap Opportunities Portfolio - Class I	17,613.320	$	30.51	$	537,382
ING VP Intermediate Bond Portfolio - Class I	4,189.061	$	12.36	$	51,777
Neuberger Berman AMT Growth Portfolio® - Class I	692.790	$	12.36	$	8,563

Division	Units Outstanding	Unit Value	Extended Value
Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I	22,067.332	$ 13.92	$ 307,177
Neuberger Berman AMT Socially Responsive Portfolio® - Class I	3,658.026	$ 14.15	$ 51,761
Pioneer Small Cap Value VCT Portfolio - Class I	736.591	$ 13.80	$ 10,165
Premier VIT OpCap Managed Portfolio	17,708.336	$ 14.09	$ 249,510
Putnam VT Diversified Income Fund - Class IA Shares	1,258.628	$ 20.04	$ 25,223
Putnam VT Small Cap Value Fund - Class IA Shares	11,169.200	$ 18.38	$ 205,290

8. Financial Highlights

A summary of unit values and units outstanding for variable life Policies, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2005, 2004, 2003, 2002 and 2001, follows:

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C]
AIM V.I. Demographic Trends Fund - Series I Shares						
2005	6	$5.75	$ 33	- %	0.00%	6.28%
2004	7	$5.41	37	-	0.00%	8.20%
2003	4	$5.00	18	-	0.00%	37.36%
2002	3	$3.64	9	-	0.00%	-32.20%
2001	4	$5.36	20	-	0.00%	-32.94%
American Funds Insurance Series® Growth Fund - Class 2						
2005	18	$16.47	297	1.76	0.00%	16.23%
2004	9	$14.17	124	-	0.00%	12.46%
2003	2	$12.60	28	(c)	0.00%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
American Funds Insurance Series® Growth Income Fund - Class 2						
2005	8	$14.77	115	0.77	0.00%	5.80%
2004	1	$13.96	21	-	0.00%	10.36%
2003	-	$12.65	-	(c)	0.00%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
American Funds Insurance Series® International Fund - Class 2						
2005	11	$19.65	221	2.09	0.00%	21.52%
2004	3	$16.17	44	-	0.00%	19.34%
2003	-	$13.55	-	(c)	0.00%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C]
Fidelity® VIP Contrafund® Portfolio - Initial Class						
2005	69	$38.28	$ 2,656	0.28 %	0.00%	16.92%
2004	66	$32.74	2,144	0.32	0.00%	15.49%
2003	57	$28.35	1,613	0.43	0.00%	28.45%
2002	53	$22.07	1,160	0.60	0.00%	-9.35%
2001	33	$24.34	804	1.15	0.00%	-12.24%
Fidelity® VIP Equity-Income Portfolio - Initial Class						
2005	38	$32.95	1,240	1.53	0.00%	5.85%
2004	35	$31.13	1,105	1.52	0.00%	11.54%
2003	31	$27.91	875	1.71	0.00%	30.36%
2002	30	$21.41	646	1.48	0.00%	-16.95%
2001	24	$25.78	606	2.24	0.00%	-4.96%
Fidelity® VIP Growth Portfolio - Initial Class						
2005	28	$27.35	755	0.47	0.00%	5.80%
2004	27	$25.85	690	0.16	0.00%	3.40%
2003	23	$25.00	566	0.22	0.00%	32.84%
2002	19	$18.82	355	0.23	0.00%	-30.10%
2001	16	$23.93	433	0.10	0.00%	-17.65%
Fidelity® VIP High Income Portfolio - Initial Class						
2005	12	$16.58	197	14.74	0.00%	2.73%
2004	11	$16.14	177	7.05	0.00%	9.57%
2003	9	$14.73	135	6.31	0.00%	27.31%
2002	8	$11.57	87	8.03	0.00%	3.44%
2001	6	$15.08	64	14.43	0.00%	18.96%
Fidelity® VIP Index 500 Portfolio - Initial Class						
2005	78	$32.18	2,507	1.69	0.00%	4.82%
2004	80	$30.70	2,448	1.41	0.00%	10.63%
2003	101	$27.75	2,807	1.24	0.00%	28.41%
2002	79	$21.61	1,699	1.30	0.00%	-22.25%
2001	91	$27.80	2,523	1.05	0.00%	-12.10%

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C]
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class						
2005	86	$20.42	$ 1,755	3.65 %	0.00%	2.20%
2004	88	$19.98	1,756	4.05	0.00%	4.44%
2003	81	$19.13	1,556	2.58	0.00%	5.17%
2002	42	$18.19	771	3.82	0.00%	10.34%
2001	37	$16.48	618	1.61	0.00%	8.46%
ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class						
2005	2	$12.87	20	(e)	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Evergreen Health Sciences Portfolio - Class S						
2005	-	$11.27	1	(e)	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Evergreen Omega Portfolio - Institutional Class						
2005	138	$11.50	1,589	(e)	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class						
2005	1	$10.18	15	(e)	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C]
ING FMR[SM] Earnings Growth Portfolio - Institutional Class						
2005	165	$10.64	$ 1,760	(e) %	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Global Resources Portfolio - Institutional Class						
2005	3	$22.48	60	0.01	0.00%	38.08%
2004	-	$16.28	3	(d)	0.00%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING JP Morgan Small Cap Equity Portfolio - Institutional Class						
2005	86	$12.57	1,086	-	0.00%	3.97%
2004	12	$12.09	142	(d)	0.00%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING JPMorgan Value Opportunities Portfolio - Institutional Class						
2005	53	$10.76	575	(e)	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Julius Baer Foreign Portfolio - Institutional Class						
2005	2	$11.88	29	(e)	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C]
ING Legg Mason Value Portfolio - Institutional Class						
2005	1	$12.12	$ 7	(e) %	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Limited Maturity Bond Portfolio - Service Class						
2005	1	$10.44	10	4.99	0.00%	1.66%
2004	1	$10.27	11	16.67	0.00%	1.38%
2003	-	$10.13	1	(c)	0.00%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING Liquid Assets Portfolio - Institutional Class						
2005	155	$10.39	1,611	2.51	0.00%	2.97%
2004	68	$10.09	689	(d)	0.00%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING Marsico Growth Portfolio - Institutional Class						
2005	-	$11.61	-	(e)	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Marsico International Opportunities Portfolio - Institutional Class						
2005	51	$12.56	640	(e)	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C]
ING Mercury Large Cap Growth - Service Class						
2005	-	$11.75	$ 1	(e) %	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Mercury Large Cap Value - Institutional Class						
2005	41	$11.66	478	-	0.00%	5.62%
2004	3	$11.04	36	(d)	0.00%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING MFS Mid Cap Growth - Institutional Class						
2005	8	$6.62	55	(e)	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING MFS Total Return Portfolio - Institutional Class						
2005	1	$13.11	16	1.03	0.00%	3.15%
2004	-	$12.71	3	-	0.00%	11.49%
2003	-	$11.40	-	(c)	0.00%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING MFS Utilities Portfolio - Service Class						
2005	3	$11.50	29	(e)	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C]
ING Pioneer Mid Cap Value Portfolio - Class I						
2005	3	$11.02	$ 35	(e) %	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Stock Index Portfolio - Institutional Class						
2005	81	$11.56	938	-	0.00%	4.62%
2004	77	$11.05	854	(d)	0.00%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class						
2005	150	$16.20	2,424	1.52	0.00%	8.00%
2004	124	$15.00	1,865	1.39	0.00%	16.82%
2003	80	$12.84	1,023	0.71	0.00%	22.99%
2002	38	$10.24	392	6.00	0.00%	0.48%
2001	1	$10.19	13	(a)	0.00%	(a)
ING T. Rowe Price Equity Income Portfolio - Institutional Class						
2005	1	$10.80	14	(e)	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Van Kampen Equity Growth Portfolio - Institutional Class						
2005	8	$12.39	95	0.48	0.00%	15.47%
2004	6	$10.73	70	(d)	0.00%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C]
ING Van Kampen Growth and Income Portfolio - Service Class						
2005	-	$11.27	$ 3	(e) %	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Van Kampen Real Estate Portfolio - Institutional Class						
2005	2	$21.00	35	1.16	0.00%	17.12%
2004	1	$17.93	22	-	0.00%	38.14%
2003	-	$12.98	1	(c)	0.00%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING American Century Select Portfolio - Initial Class						
2005	71	$10.81	763	(e)	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING American Century Small Cap Value Portfolio - Initial Class						
2005	-	$11.47	-	(e)	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Baron Small Cap Growth Portfolio - Initial Class						
2005	1	$11.15	10	(e)	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C]
ING Fundamental Research Portfolio - Initial Class						
2005	2	$11.15	$ 24	(e) %	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING JP Morgan Mid Cap Value Portfolio - Initial Class						
2005	1	$16.43	12	1.00	0.00%	8.74%
2004	-	$15.11	-	(d)	0.00%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING Oppenheimer Global Portfolio - Initial class						
2005	102	$12.09	1,239	(e)	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Oppenheimer Strategic Income Portfolio - Service Class						
2005	-	$10.19	1	(e)	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING PIMCO Total Return Portfolio - Initial Class						
2005	11	$10.18	110	(e)	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C]
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class						
2005	2	$12.05	$ 18	(e) %	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class						
2005	161	$11.80	1,905	(e)	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING UBS U.S. Large Cap Equity Portfolio - Initial Class						
2005	27	$11.35	311	(e)	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Van Kampen Comstock Portfolio - Initial class						
2005	2	$13.23	32	0.57	0.00%	3.68%
2004	1	$12.76	17	-	0.00%	16.96%
2003	1	$10.91	12	-	0.00%	29.88%
2002	-	$8.40	1	(b)	0.00%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Van Kampen Equity and Income Portfolio - Initial Class						
2005	2	$12.41	24	0.07	0.00%	8.01%
2004	2	$11.49	24	-	0.00%	10.91%
2003	2	$10.36	19	-	0.00%	27.43%
2002	-	$8.13	3	(b)	0.00%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C]
ING VP Strategic Allocation Balanced Portfolio - Class I						
2005	1	$11.27	$ 14	(e) %	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING VP Strategic Allocation Growth Portfolio - Class I						
2005	1	$11.68	9	(e)	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING VP Strategic Allocation Income Portfolio - Class I						
2005	-	$10.90	-	(e)	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING VP Index Plus LargeCap Portfolio - Class I						
2005	5	$12.12	58	0.99	0.00%	5.39%
2004	1	$11.50	12	-	0.00%	10.58%
2003	1	$10.40	10	-	0.00%	26.06%
2002	-	$8.25	1	(b)	0.00%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING VP Index Plus MidCap Portfolio - Class I						
2005	7	$14.02	94	0.34	0.00%	11.18%
2004	2	$12.61	22	-	0.00%	16.54%
2003	1	$10.82	10	(c)	0.00%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C]
ING VP Index Plus SmallCap Portfolio - Class I						
2005	7	$14.11	$ 92	0.22 %	0.00%	7.63%
2004	1	$13.11	18	-	0.00%	22.07%
2003	1	$10.74	9	(c)	0.00%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING VP Value Opportunity Portfolio - Class I						
2005	5	$9.94	48	(e)	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING VP High Yield Bond Portfolio - Class I						
2005	7	$11.45	75	6.24	0.00%	1.42%
2004	7	$11.29	76	6.54	0.00%	7.93%
2003	7	$10.46	77	6.99	0.00%	17.40%
2002	7	$8.91	66	11.27	0.00%	-1.14%
2001	3	$9.01	28	15.33	0.00%	0.69%
ING VP International Value Portfolio - Class I						
2005	38	$22.90	865	2.49	0.00%	9.41%
2004	44	$20.93	916	1.21	0.00%	17.45%
2003	32	$17.82	576	1.21	0.00%	29.88%
2002	18	$13.72	252	0.96	0.00%	-15.37%
2001	8	$16.21	126	2.25	0.00%	-11.67%
ING VP MidCap Opportunities Portfolio - Class I						
2005	106	$7.58	800	-	0.00%	10.33%
2004	121	$6.87	834	-	0.00%	11.53%
2003	8	$6.16	51	-	0.00%	36.59%
2002	5	$4.51	21	-	0.00%	-25.86%
2001	1	$6.08	9	0.02	0.00%	-32.92%

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C]
ING VP Real Estate Portfolio - Class S						
2005	1	$11.65	$ 13	(e) %	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING VP SmallCap Opportunities Portfolio - Class I						
2005	18	$30.51	537	-	0.00%	9.12%
2004	18	$27.96	515	-	0.00%	10.17%
2003	18	$25.38	453	-	0.00%	38.54%
2002	18	$18.32	334	-	0.00%	-43.59%
2001	18	$32.47	583	-	0.00%	-29.15%
ING VP Intermediate Bond Portfolio - Class I						
2005	4	$12.36	52	4.75	0.00%	3.17%
2004	3	$11.98	30	4.35	0.00%	4.81%
2003	1	$11.43	16	-	0.00%	6.33%
2002	1	$10.75	13	(b)	0.00%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
Neuberger Berman AMT Growth Portfolio® - Class I						
2005	1	$12.36	9	(e)	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I						
2005	22	$13.92	307	2.95	0.00%	1.46%
2004	20	$13.72	275	3.75	0.00%	0.81%
2003	19	$13.61	259	4.54	0.00%	2.41%
2002	17	$13.29	226	3.95	0.00%	5.34%
2001	5	$12.62	69	3.25	0.00%	8.78%

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C]
Neuberger Berman AMT Socially Responsive Portfolio® - Class I						
2005	4	$14.15	$ 52	- %	0.00%	6.87%
2004	3	$13.24	39	-	0.00%	13.26%
2003	2	$11.69	26	-	0.00%	34.37%
2002	2	$8.70	17	-	0.00%	-14.75%
2001	49	$10.20	-	-	0.00%	-3.58%
Pioneer Small Cap Value VCT Portfolio - Class I						
2005	1	$13.80	10	-	0.00%	11.38%
2004	-	$12.39	5	-	0.00%	20.17%
2003	-	$10.31	3	-	0.00%	35.30%
2002	-	$7.62	-	(b)	0.00%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
Premier VIT OpCap Managed Portfolio						
2005	18	$14.09	250	1.19	0.00%	5.23%
2004	18	$13.39	247	1.24	0.00%	10.75%
2003	19	$12.09	235	1.19	0.00%	21.75%
2002	10	$9.93	101	1.41	0.00%	-16.88%
2001	5	$11.94	58	2.42	0.00%	-4.91%
Putnam VT Diversified Income Fund - Class 1A Shares						
2005	1	$20.04	25	7.41	0.00%	3.30%
2004	1	$19.40	26	7.69	0.00%	9.30%
2003	1	$17.70	26	8.00	0.00%	20.24%
2002	2	$14.72	24	8.71	0.00%	6.20%
2001	2	$13.86	24	11.03	0.00%	3.82%
Putnam VT Small Cap Value Fund - Class 1A Shares						
2005	11	$18.38	205	5.87	0.00%	7.30%
2004	11	$17.13	182	0.68	0.00%	26.61%
2003	8	$13.53	113	-	0.00%	50.00%
2002	5	$9.02	49	0.20	0.00%	-18.06%
2001	1	$11.01	9	(a)	0.00%	(a)

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C]

(a) As this Division was not offered until 2001, this data is not meaningful and is therefore not presented.

(b) As this Division was not offered until 2002, this data is not meaningful and is therefore not presented.

(c) As this Division was not offered until 2003, this data is not meaningful and is therefore not presented.

(d) As this Division was not offered until 2004, this data is not meaningful and is therefore not presented.

(e) As this Division was not offered until 2005, this data is not meaningful and is therefore not presented.

A The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense charge, as defined in Note 3. Information is calculated independently for each column in the table.

C Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Information is calculated independently for each column in the table.

ReliaStar Life Insurance Company of New York
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors
ReliaStar Life Insurance Company of New York

We have audited the accompanying balance sheets of ReliaStar Life Insurance Company of New York as of December 31, 2005 and 2004, and the related statements of operations, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ReliaStar Life Insurance Company of New York as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Company changed the accounting principle for certain non-traditional long duration contracts and for separate accounts effective January 1, 2004. As discussed in Note 16 to the financial statements, the Company restated certain amounts presented in the statements of cash flows related to the settlement of investment securities for the years ended December 31, 2004 and 2003.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 24, 2006

ReliaStar Life Insurance Company of New York
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)

Statements of Operations
(In millions)

	Year Ended December 31,		
	2005	**2004**	**2003**
Revenue:			
Net investment income	$ 116.6	$ 120.6	$ 122.5
Fee income	101.5	99.1	98.3
Premiums	78.0	66.3	63.5
Net realized capital gains	9.5	9.3	10.6
Other income	0.3	0.7	0.3
Total revenue	305.9	296.0	295.2
Benefits and expenses:			
Interest credited and other benefits to policyholders/contractowners	182.6	189.6	148.0
Operating expenses	61.7	49.6	36.1
Amortization of deferred policy acquisition costs and value of business acquired	7.3	9.4	30.9
Interest expense	0.1	-	-
Total benefits and expenses	251.7	248.6	215.0
Income before income taxes and cumulative effect of change in accounting principle	54.2	47.4	80.2
Income tax expense	17.4	16.6	26.3
Income before cumulative effect of change in accounting principle	36.8	30.8	53.9
Cumulative effect of change in accounting principle, net of tax	-	0.8	-
Net income	$ 36.8	$ 31.6	$ 53.9

The accompanying notes are an integral part of these financial statements.

ReliaStar Life Insurance Company of New York
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)

Balance Sheets
(In millions, except share data)

	As of December 31,	
	2005	**2004**
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value (amortized cost of $1,608.4 at 2005 and $1,553.2 at 2004)	$ 1,611.9	$ 1,613.1
Equity securities, available-for-sale, at fair value (cost of $4.8 at 2005 and $6.9 at 2004)	4.5	7.6
Mortgage loans on real estate	191.0	213.0
Policy loans	93.4	90.9
Short-term investments	5.0	-
Other investments	19.9	17.0
Securities pledged (amortized cost of $118.6 at 2005 and $149.7 at 2004)	115.1	148.5
Total investments	2,040.8	2,090.1
Cash and cash equivalents	41.5	33.5
Short-term investments under securities loan agreement	17.3	49.0
Accrued investment income	18.2	19.2
Receivable for securities sold	3.5	-
Premiums receivable	8.6	9.1
Reinsurance recoverable	100.3	84.2
Deferred policy acquisition costs	92.7	77.7
Value of business acquired	43.3	33.7
Due from affiliates	0.5	1.6
Deferred income taxes	39.2	32.5
Other assets	7.3	4.1
Assets held in separate accounts	653.7	537.7
Total assets	$ 3,066.9	$ 2,972.4

The accompanying notes are an integral part of these financial statements.

ReliaStar Life Insurance Company of New York
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)

Balance Sheets
(In millions, except share data)

	As of December 31,	
	2005	**2004**
Liabilities and Shareholder's Equity		
Future policy benefits and claims reserves	$ 1,803.5	$ 1,772.5
Payable for securities purchased	4.4	-
Payable under securities loan agreement	17.3	49.0
Borrowed money	97.7	100.4
Notes payable	-	2.3
Due to affiliates	11.8	5.3
Current income taxes	0.1	16.2
Other liabilities	40.5	37.4
Liabilities related to separate accounts	653.7	537.7
Total liabilities	2,629.0	2,520.8
Shareholder's equity:		
Common stock (1,377,863 shares authorized, issued and outstanding; $2 per share value)	2.8	2.8
Additional paid-in capital	1,152.2	1,172.7
Accumulated other comprehensive (loss) income	(0.4)	29.6
Retained earnings (deficit)	(716.7)	(753.5)
Total shareholder's equity	437.9	451.6
Total liabilities and shareholder's equity	$ 3,066.9	$ 2,972.4

The accompanying notes are an integral part of these financial statements.

ReliaStar Life Insurance Company of New York
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)

Statements of Changes in Shareholder's Equity
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	T Share E
Balance at December 31, 2002	$ 2.8	$ 1,225.6	$ 35.4	$ (838.0)	$
Comprehensive income:					
Net income	-	-	-	53.9	
Other comprehensive income,					
net of tax:					
Change in net unrealized gain					
(loss) on securities ($0.8 pretax)	-	-	0.4	-	
Total comprehensive income					
Dividends paid	-	(25.5)	-	-	
Balance at December 31, 2003	2.8	1,200.1	35.8	(784.1)	
Comprehensive income:					
Net income	-	-	-	31.6	
Other comprehensive loss,					
net of tax:					
Change in net unrealized gain					
(loss) on securities ($(11.7) pretax)	-	-	(7.4)	-	
Total comprehensive income					
Dividends paid	-	(27.2)	-	-	
Other	-	(0.2)	1.2	(1.0)	
Balance at December 31, 2004	2.8	1,172.7	29.6	(753.5)	
Comprehensive income:					
Net income	-	-	-	36.8	
Other comprehensive loss,					
net of tax:					
Change in net unrealized gain					
(loss) on securities ($(45.6) pretax)	-	-	(30.0)	-	
Total comprehensive income					
Dividends paid	-	(20.8)	-	-	
Employee share-based payments	-	0.3	-	-	
Balance at December 31, 2005	$ 2.8	$ 1,152.2	$ (0.4)	$ (716.7)	$

The accompanying notes are an integral part of these financial statements.

ReliaStar Life Insurance Company of New York
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)

Statements of Cash Flows
(In millions)

	Year Ended December 31,		
	2005	**2004**	**2003**
		(Restated)	**(Restated)**
Cash Flows from Operating Activities:			
Net income	$ 36.8	$ 31.6	$ 53.9
Adjustments to reconcile net income to net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value of business acquired, and sales inducements	(18.5)	(18.8)	(28.1)
Amortization of deferred policy acquisition costs, value of business acquired, and sales inducements	7.4	9.8	30.9
Future policy benefits, claims reserves, and interest credited	13.0	58.6	7.0
Net realized capital gains	(9.5)	(9.3)	(10.6)
Change in:			
Reinsurance recoverable	(16.1)	(19.1)	(18.6)
Other receivables and asset accruals	(0.7)	1.0	(0.1)
Due to/from affiliates	7.6	16.8	(6.2)
Other payables and accruals	(13.0)	(7.8)	(22.5)
Other	11.3	3.1	7.0
Net cash provided by operating activities	18.3	65.9	12.7
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, or redemption of:			
Fixed maturities, available-for-sale	2,221.2	2,495.2	2,761.3
Equity securities, available-for-sale	2.2	-	-
Mortgage loans on real estate	37.0	24.5	44.3
Acquisition of:			
Fixed maturities, available-for-sale	(2,237.8)	(2,531.1)	(2,879.3)
Equity securities, available-for-sale	(0.1)	-	-
Mortgage loans on real estate	(14.6)	(27.3)	(10.0)
Short-term investments	(5.3)	0.1	0.9
Other	(5.1)	(8.5)	(2.6)
Net cash used for investing activities	(2.5)	(47.1)	(85.4)

The accompanying notes are an integral part of these financial statements.

ReliaStar Life Insurance Company of New York
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)

Statements of Cash Flows
(In millions)

	Year Ended December 31,		
	2005	**2004 (Restated)**	**2003 (Restated)**
Cash Flows from Financing Activities:			
Deposits received for investment contracts	$ 220.6	$ 217.0	$ 186.9
Maturities and withdrawals from investment contracts	(202.6)	(186.9)	(162.5)
Short-term loans	(5.0)	1.2	28.3
Dividends to parent	(20.8)	(27.2)	(25.5)
Other	-	0.1	-
Net cash (used for) provided by financing activities	(7.8)	4.2	27.2
Net increase (decrease) in cash and cash equivalents	8.0	23.0	(45.5)
Cash and cash equivalents, beginning of year	33.5	10.5	56.0
Cash and cash equivalents, end of year	41.5	33.5	10.5
Supplemental cash flow information:			
Income taxes paid, net	$ 25.1	$ 9.5	$ 29.5
Interest paid	$ 3.2	$ 1.5	$ 1.9

The accompanying notes are an integral part of these financial statements.

1. Organization and Significant Accounting Policies

Basis of Presentation

ReliaStar Life Insurance Company of New York ("RLNY" or the "Company," as appropriate) is a stock life insurance company domiciled in the State of New York and provides financial products and services in the United States. RLNY is authorized to conduct its insurance business in the District of Columbia and all states.

RLNY is a direct, wholly-owned subsidiary of ReliaStar Life Insurance Company ("ReliaStar Life" or "Parent"), which is a direct, wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion"), a Connecticut holding and management company. Lion is an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"). ING is a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING".

Until October 1, 2003, the Company was a wholly-owned subsidiary of Security-Connecticut Life Insurance Company ("Security-Connecticut Life"), a Minnesota domiciled insurance company, which provided financial products and services in the United States. Effective October 1, 2003, Security-Connecticut merged with and into ReliaStar Life.

Description of Business

The Company principally provides and distributes life insurance and related financial services products, including individual life insurance and annuities, group life and health products and services. The Company's strategy is to offer a wide variety of products and services designed to address customers' needs for financial security, especially tax-advantaged savings for retirement and protection in the event of death.

The Company has one operating segment, ING U.S. Financial Services.

(Dollar amount in millions, unless otherwise stated)

Recently Adopted Accounting Standards

The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments

In March 2004, the Emerging Issues Task Force ("EITF") reached a final consensus on EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments" ("EITF 03-1") adopting a three-step impairment model for securities within its scope. The three-step model is applied on a security-by-security basis as follows:

Step 1: Determine whether an investment is impaired. An investment is impaired if the fair value of the investment is less than its cost basis.
Step 2: Evaluate whether an impairment is other-than-temporary.
Step 3: If the impairment is other-than-temporary, recognize an impairment loss equal to the difference between the investment's cost and its fair value.

On September 30, 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. EITF Issue 03-1-1 "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments'" ("FSP EITF 03-1-1"), which delayed the EITF 03-1 original effective date of July 1, 2004 related to steps two and three of the impairment model introduced.

On November 3, 2005, the FASB issued FSP Statement of Financial Accounting Standard ("FAS") No. 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP FAS No. 115-1"). FSP FAS No. 115-1 replaces the impairment evaluation guidance of EITF 03-1.

FSP FAS No. 115-1 addresses the determination of when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. In addition, it includes considerations for accounting subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporarily impaired. FSP FAS No. 115-1 further clarifies that an impairment loss should be recognized no later than when the impairment is deemed other-than-temporary, even if a decision to sell an impaired security has not been made. FSP FAS No. 115-1 references existing guidance on other-than-temporary impairments.

(Dollar amount in millions, unless otherwise stated)

FSP FAS No. 115-1 is effective for reporting periods beginning after December 15, 2005, and was implemented by the Company during the fourth quarter of 2005. The Company recognized impairment losses of $0.4 for the year ended December 31, 2005, related to investments that the Company does not have the intent and ability to retain for a period of time sufficient to allow for recovery in fair value.

Investor's Accounting for an Investment in a Limited Partnership When the Investor is the Sole General Partner and the Limited Partners Have Certain Rights

In June 2005, the EITF reached a consensus on EITF Issue No. 04-5, "Investor's Accounting for an Investment in a Limited Partnership When the Investor is the Sole General Partner and the Limited Partners Have Certain Rights" ("EITF 04-5"), which states that the general partner in a limited partnership should presume that it controls and, thus, should consolidate the limited partnership, unless the limited partners have either (a) substantive ability to dissolve the limited partnership or otherwise remove the general partner without cause or (b) substantive participating rights. EITF 04-5 applies to limited partnerships that are not variable interest entities under FASB Interpretation No. 46R: "Consolidation of Variable Interest Entities" ("FIN 46R"). EITF 04-5 was effective immediately for all new limited partnerships formed and for existing limited partnerships for which partnership agreements are modified after June 29, 2005, and is effective for all other limited partnerships at the commencement of the first reporting period beginning after December 15, 2005.

EITF 04-5 had no impact on RLNY as of December 31, 2005, as the Company's investments in limited partnerships are generally considered variable interest entities and are accounted for using the cost or equity methods of accounting since the Company is not the primary beneficiary. Investments in limited partnerships are included in Other investments on the Balance Sheets.

Share-Based Payment

In December 2004, the FASB issued FAS No. 123 (revised 2004), "Share-Based Payment" ("FAS No. 123R"), which requires all share-based payments to employees be recognized in the financial statements based upon the fair value. FAS No. 123R was effective at the beginning of the first interim or annual period beginning after June 15, 2005 for registrants. FAS No. 123R provides two transition methods, modified-prospective and modified-retrospective.

The modified-prospective method recognizes the grant-date fair value of compensation for new awards granted after the effective date and unvested awards beginning in the fiscal period in which the recognition provision are first applied. Prior periods are not restated. The modified-retrospective method permits entities to restate prior periods by recognizing the compensation cost based on amounts previously reported in the pro forma footnote disclosure as required under FAS No. 123, “Accounting for Stock-Based Compensation” (“FAS No. 123”).

(Dollar amount in millions, unless otherwise stated)

The Company early adopted the provisions of FAS No. 123R on January 1, 2005, using the modified-prospective method. Under the modified-prospective method, compensation cost recognized in 2005 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2005, based on the grant date fair value estimated in accordance with the original provision of FAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2005, based on the grant date fair value in accordance with the provisions of FAS No. 123R. Results for prior periods are not restated. Prior to January 1, 2005, the Company applied the intrinsic value-based provisions set forth in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related Interpretations, as permitted by FAS No. 123. No stock based employee compensation cost was recognized in the Statement of Operations during 2004 and 2003, as all options granted during the year had an exercise price equal to the market value of the underlying common stock on the date of grant. All shares granted during 2005 and 2004 were those of ING, the Company's ultimate parent. As a result of adopting FAS No. 123R, the Company's net income for the year ended December 31, 2005, was $0.2 lower than if it had continued to account for share-based payments under APB No. 25. The fair value of shares granted during 2005 was $0.2 as of December 31, 2005, and will be expensed over a vesting period of 3 years. Prior to the adoption of FAS No. 123R, no modifications were made to outstanding options, and there were no significant changes to valuation methodologies as a result of the adoption of FAS No. 123R.

Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts

The Company adopted Statement of Position ("SOP") 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("SOP 03-1"), on January 1, 2004. SOP 03-1 established several new accounting and disclosure requirements for certain nontraditional long-duration contracts and for separate accounts including, among other things, a requirement that assets and liabilities of separate account arrangements that do not meet certain criteria be accounted for as general account assets and liabilities, and the revenues and expenses related to such arrangements be consolidated with the respective line items in the Statements of Operations. In addition, SOP 03-1 requires additional liabilities be established for certain guaranteed death benefits and for products with certain patterns of cost of insurance charges. In addition, sales inducements provided to contractowners and policyholders must be recognized on the balance sheet separately from deferred acquisition costs and amortized as a component of benefits expense using methodology and assumptions consistent with those used for amortization of deferred policy acquisition costs.

(Dollar amount in millions, unless otherwise stated)

The Company evaluated all requirements of SOP 03-1 and determined that it is affected by SOP 03-1's requirements to account for certain separate account arrangements as general account arrangements, to establish additional liabilities for certain guaranteed benefits and for products with patterns of cost of insurance charges resulting in losses in later policy durations from the insurance benefit function, and to defer, amortize, and recognize separately, sales inducements to contractowners and policyholders. Upon adoption of SOP 03-1 on January 1, 2004, the Company recognized a cumulative effect of a change in accounting principle of $(10.8), before tax or $(7.0), net of $3.8 of income taxes. In addition, requirements for certain separate account arrangements that do not meet the established criteria for separate asset and liability recognition are applicable to the Company, however, the Company's policies on separate account assets and liabilities have historically been, and continue to be, in conformity with the requirements newly established.

In the fourth quarter of 2004, the cumulative effect of a change in accounting principle was revised due to the implementation of Technical Practice Aid 6300.05 – 6300.08, "Q&As Related to the Implementation of SOP 03-1, 'Accounting and Reporting by Insurance Enterprises, for Certain Nontraditional Long-Duration Contracts and for Separate Accounts"' (the "TPA").

The TPA, which was approved in September 2004, provided additional guidance regarding certain implicit assessments that may be used in testing of the base mortality function on contracts, which is performed to determine whether additional liabilities are required in conjunction with SOP 03-1. In addition, the TPA provided additional guidance surrounding the allowed level of aggregation of additional liabilities determined under SOP 03-1. While the TPA was implemented during the fourth quarter of 2004, the TPA was retroactive to the original implementation date of SOP 03-1, January 1, 2004, and was reported as an adjustment to the SOP 03-1 cumulative effect change in accounting principle. The adoption of the TPA resulted in an adjustment of the Company's cumulative effect change in accounting principle by $7.8, net of $4.2 of income tax.

The implementation of SOP 03-1 raised questions regarding the interpretation of the requirements of FAS No. 97 "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("FAS No. 97"), concerning when it is appropriate to record an unearned revenue liability related to the insurance benefit function. To clarify its position, the FASB issued FASB Staff Position No. FAS 97-1, "Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97, 'Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments,' Permit or Require Accrual of an Unearned Revenue Liability" ("FSP FAS 97-1"), effective for fiscal periods beginning subsequent to the date the guidance was

(Dollar amount in millions, unless otherwise stated)

issued, June 18, 2004. The Company adopted FSP FAS 97-1 on July 1, 2004. The adoption of FSP FAS 97-1 did not have an impact on the Company's financial position, results of operations, or cash flows.

Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"). In December 2003, the FASB issued FIN 46R to make certain technical revision and address certain implementation issues that had arisen. FIN 46R provides a new framework for identifying Variable Interest Entities ("VIEs") and determining when a company should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

FIN 46R requires a VIE to be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities, and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46R also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

The adoption of FIN 46R had no impact on the Company's financial statements. The Company holds investments in VIEs in the form of private placement securities, structured securities, securitization transactions, and limited partnerships with an aggregate fair value of $799.0 and $643.6 as of December 31, 2005 and 2004, respectively. These VIEs are held by the Company for investment purposes. Consolidation of these investments in the Company's financial statements is not required as the Company is not the primary beneficiary for any of these VIEs. Book value as of December 31, 2005 and 2004 of $801.9 and $628.8, respectively, represents the maximum exposure to loss on the investment in VIEs. In addition, the Company may be exposed to the loss of asset management fees it receives for some of these structures.

(Dollar amount in millions, unless otherwise stated)

New Accounting Pronouncements

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued FAS No. 155, "Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140" ("FAS No. 155"), which permits the application of fair value accounting to certain hybrid financial instruments in their entirety if they contain embedded derivatives that would otherwise require bifurcation under FAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("FAS No. 133"). Under this approach, changes in fair value would be recognized currently in earnings. In addition, FAS No. 155 does the following:

- Clarifies which interest-only strips and principal-only strips are not subject to derivative accounting under FAS No. 133;
- Requires that interests in securitized financial assets be analyzed to identify interests that are freestanding derivatives or that are hybrid instruments that contain embedded derivatives requiring bifurcation;
- Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and
- Allows a qualifying special-purpose entity to hold derivative financial instruments that pertain to beneficial interests, other than another derivative financial instrument.

FAS No. 155 is effective for all instruments acquired, issued, or subject to a remeasurement event, occurring after the beginning of the first fiscal year that commences after September 15, 2006. The Company is in the process of determining the impact of FAS No. 155.

Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts

In September 2005, the American Institute of Certified Public Accountants issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"), which states that when an internal replacement transaction results in a substantially changed contract, the unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets, related to the replaced contract should not be deferred in connection with the new contract. Contract modifications that meet various conditions defined by SOP 05-1 and result in a new contract that is substantially unchanged from the replaced contract, however, should be accounted for as a continuation of the replaced contract.

(Dollar amount in millions, unless otherwise stated)

SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverage, that occur by the exchange of a contract for a new contract, by amendment, endorsement, or rider, to a contract, or by the election of a feature or coverage within a contract. SOP 05-1 applies to internal replacements made primarily to contracts defined by FAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("FAS No. 60"), as short-duration and long-duration insurance contracts, and by FAS No. 97, as investment contracts.

SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. The Company is in the process of determining the impact of adoption of SOP 05-1.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year classifications (see Reclassifications and Changes to Prior Year Presentation footnote).

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments, and other debt issues with a maturity of 90 days or less when purchased.

Investments

All of the Company's fixed maturity and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized gains and losses on these securities are included directly in Shareholder's equity, after adjustment for related changes in deferred acquisition costs ("DAC"), value of business acquired ("VOBA"), and deferred income taxes.

Other-Than-Temporary Impairments

The Company analyzes the general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Management considers the length of the time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, and the Company's intent and ability to retain the investment for a period of time sufficient to allow for recovery in fair value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other-than-temporary impairment is considered to have occurred.

In addition, the Company invests in structured securities that meet the criteria of EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" ("EITF 99-20). Under EITF Issue No. 99-20, a further determination of the required impairment is based on credit risk and the possibility of significant prepayment risk that restricts the Company's ability to recover the investment.

When a decline in fair value is determined to be other-than-temporary, the individual security is written down to fair value, and the loss is accounted for as a change in Net realized capital gains (losses).

Purchases and Sales

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

Valuation

Fair values for fixed maturities are obtained from independent pricing services or broker-dealer quotations. Fair values for privately placed bonds are determined using a matrix-based model. The matrix-based model considers the level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. The fair values for equity securities are based on quoted market prices. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable yield and quality or conversion value, where applicable.

Mortgage loans on real estate are reported at amortized cost, less impairment write-downs. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral. If the loan is in foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell. The carrying value of the impaired loans is reduced by establishing a permanent write-down charged to realized loss. At December 31, 2005 and 2004, the Company had no allowance for mortgage loan credit losses.

Policy loans are carried at unpaid principal balances.

Short-term investments, consisting primarily of money market instruments and other fixed maturity issues purchased with an original maturity of 91 days to one year, are considered available-for-sale and are carried at fair value, which approximates amortized cost.

Derivative instruments are reported at fair value using the Company's derivative accounting system. The system uses key financial data, such as yield curves, exchange rates, Standards & Poor's ("S&P") 500 Index prices, and London Inter Bank Offering Rates, which are obtained from third party sources and uploaded into the system. Embedded derivative instruments are reported at fair value based upon internally established valuations that are consistent with external valuation models or market quotations. Guaranteed minimum withdrawals benefits ("GMWBs") without life contingency and guaranteed minimum accumulation benefits ("GMABs") represent an embedded derivative liability in the variable annuity contract that is required to be reported separately from the host variable annuity contract. The option component of an equity indexed annuity also represents an embedded derivative. These embedded derivatives and swap contracts reinsuring cost of insurance charges are carried at fair value based on actuarial assumptions related to projected cash flows, including benefits and related contract charges, over the lives of the contracts, incorporating expectations concerning contractowner behavior.

Repurchase Agreements

The Company engages in dollar repurchase agreements ("dollar rolls") and repurchase agreements to increase the return on instruments and improve liquidity. These transactions involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. Company policies require a minimum of 95% of the fair value of securities pledged under dollar rolls and repurchase agreement transactions to be maintained as collateral. Cash collateral received is invested in fixed maturities, and the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions is included in Securities pledged on the Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements is included in Borrowed money on the Balance Sheets.

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policies require a minimum of 102% of the fair value of securities pledged under reverse repurchase agreements to be pledged as collateral. Reverse repurchase agreements are included in Cash and cash equivalents on the Balance Sheets.

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company’s guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the fair value of the loaned securities fluctuates.

Derivatives

The Company’s use of derivatives is limited mainly to hedging purposes to reduce the Company’s exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk. Generally, derivatives are not accounted for using hedge accounting treatment under FAS No. 133, as the Company has not historically sought hedge accounting treatment.

The Company may enter into interest rate, equity market credit, default, total return, and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index or pool. The Company also may purchase options and futures on equity indexes to reduce and manage risks associated with its annuity products. Open derivative investment contracts are included in Other investments or Other liabilities, as appropriate, on the Balance Sheets. The derivative contracts with insurance enterprises are included in Other assets on the Balance Sheets. Changes in the fair value of such derivatives are recorded in Net realized capital gains (losses) in the Statements of Operations.

The Company also has issued certain retail annuity products that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short- or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads.

Embedded derivatives within retail annuity products are included in Future policy benefits and claims reserves on the Balance Sheets and the changes in the fair value are recorded in Interest credited and other benefits to policyholders/contractowners in the Statements of Operations.

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization. Such costs consist principally of certain commissions, underwriting, contract issuance, and agency expenses, related to the production of new and renewal business.

VOBA represents the outstanding value of in force business capitalized in purchase accounting when the Company was acquired and is subject to amortization. The value is based on the present value of estimated profits embedded in the Company's contracts.

FAS No. 60 applies to traditional life insurance products, primarily whole life and term life insurance contracts. Under FAS No. 60, DAC and VOBA are amortized over the premium payment period, in proportion to the premium revenue recognized.

FAS No. 97 applies to universal life and investment-type products, such as fixed and variable deferred annuities. Under FAS No. 97, DAC and VOBA are amortized, with interest, over the life of the related contracts in relation to the present value of estimated future gross profits from investment, mortality, and expense margins, plus surrender charges.

For FAS No. 97 products, changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Several assumptions are considered significant in the estimation of future gross profits associated with variable universal life and variable deferred annuity products. One of the most significant assumptions involved in the estimation of future gross profits is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. Other significant assumptions include surrender and lapse rates, estimated interest spread, and estimated mortality.

Due to the relative size and sensitivity to minor changes in underlying assumptions of DAC and VOBA balances, the Company performs a quarterly and annual analyses of DAC and VOBA for the annuity and life businesses, respectively. The DAC and VOBA balances are evaluated for recoverability.

At each evaluation date, actual historical gross profits are reflected and estimated future gross profits and related assumptions are evaluated for continued reasonableness. Any adjustment in estimated profit requires that the amortization rate be revised ("unlocking"), retroactively to the date of the policy or contract issuance. The cumulative prior period adjustment is recognized as a component of current period amortization. In general, sustained increases in investment, mortality, and expense margins, and thus estimated future profits, lower the rate of amortization. However, sustained decreases in investment, mortality, and expense margins, and thus estimated future profits, increase the rate of amortization.

Reserves

The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations. Generally, reserves are calculated using mortality and withdrawal rate assumptions based on relevant Company experience and are periodically reviewed against both industry standards and experience. Changes in or deviations from the assumptions used can significantly affect the Company's reserve levels and related future operations.

Future policy benefits and claims reserves include reserves for universal and traditional life insurance contracts, deferred annuities and immediate annuities with and without life contingent payouts.

Reserves for universal life and variable products are equal to cumulative deposits, less withdrawals and charges, plus credited interest thereon. Unearned revenue reserves represent contractual charges deemed to be earned in future periods. Reserves for traditional life insurance contracts represent the present value of future benefits to be paid to or on behalf of contractowners and related expenses less the present value of future net premiums.

Unpaid claims and claim expenses for all lines of insurance include benefits for reported losses and estimates of benefits for losses incurred but not reported.

Reserves for deferred annuity investment contracts and immediate annuities without life contingent payouts are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Reserve interest rates vary by product up to 8.0% for 2005, 2004, and 2003.

(Dollar amount in millions, unless otherwise stated)

Reserves for immediate annuities with life contingent payout benefits are computed on the basis of assumed interest discount rate, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by annuity plan type, year of issue, and policy duration. For 2005, 2004, and 2003, reserve interest discount rates ranged from 4.8% to 8.8%.

Reserves for equity indexed annuities are computed in accordance with FAS No. 97 and FAS No. 133. Accordingly, the aggregate initial liability is equal to the deposit received (plus a bonus, if applicable), and is split into a host component, and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value, with the change in fair value reported in the Statements of Operations.

Under SOP 03-1, the Company calculates additional liabilities ("SOP 03-1 reserves") for certain guaranteed benefits and for universal life products with certain patterns of cost of insurance charges and certain other fees. The SOP 03-1 reserve recognizes the portion of contract assessments received in early years used to compensate the insurer for services provided in later years.

The SOP 03-1 reserve for life insurance products is calculated using the same assumptions used in the determination of estimated gross profits, according to which, deferred acquisition costs are amortized. The Company calculates a benefit ratio for each block of business subject to SOP 03-1, and calculates an SOP 03-1 reserve by accumulating amounts equal to the benefit ratio multiplied by the assessments for each period, reduced by excess death benefits during the period. The SOP 03-1 reserve is accumulated at interest rates using the contract-credited rate for the period. The calculated reserve includes a provision for universal life contracts with patterns of cost of insurance charges that produce losses in later policy years.

The SOP 03-1 reserve for annuities with guaranteed minimum death benefits ("GMDBs") is determined each period by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

The annuities with GMABs and with GMWBs where the guarantee does not involve life contingency are considered to be derivatives under FAS No. 133. The additional liabilities for these guarantees are recognized at fair value in the Statements of Operations.

The SOP 03-1 reserve for the guaranteed minimum income benefits ("GMIB") and GMWBs where the guarantee involves life contingency, is determined each period by estimating the expected value of the annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if the actual experience or other evidence suggests that earlier assumptions should be revised. In addition, the calculation of the GMIB and GMWB liability assumes dynamic surrenders and dynamic annuitization reflecting the extent to which the benefit, at the time of payment, has a positive value.

Sales Inducements

Sales inducements represent benefits paid to contractowners and policyholders for a specified period that are incremental to the amounts the Company credits on similar contracts and are higher than the contracts expected ongoing crediting rates for periods after the inducement. As of January 1, 2004, such amounts are reported separately from DAC on the Balance Sheets in accordance with SOP 03-1. Beginning in 2004, sales inducements are amortized as a component of Interest credited and other benefits to contractowners using methodology and assumptions consistent with those used for amortization of DAC. Sales inducements are recorded in Other assets on the Balance Sheets.

Revenue Recognition

For universal life and certain annuity contracts, charges assessed against contractowners and policyholders funds for the cost of insurance, surrender, expenses, and other fees are recorded as revenue as charges are assessed. Other amounts received for these contracts are reflected as deposits and are not recorded as a premium or revenue. Related policy benefits are recorded in relation to the associated premiums or gross profit so that profits are recognized over the expected lives of the contracts. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected in both Premiums and Interest credited and other benefits to policyholders/contractowners in the Statements of Operations.

Premiums on the Statements of Operations primarily represent amounts received under traditional life insurance policies.

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractowners and policyholders who bear the investment risk, subject, in limited cases, to certain minimum guarantees. Investment income and investment gains and losses generally accrue directly to such contractowners and policyholders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company.

Separate account assets supporting variable options under universal life and variable annuity contracts are invested, as designated by the contractowner, policyholder, or participant under a contract in shares of mutual funds which are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

Separate account assets and liabilities are carried at fair value and shown as separate captions in the Balance Sheets. Deposits, investment income, and net realized and unrealized capital gains and losses, of the separate accounts, however, are not reflected in the Statements of Operations (with the exception of realized and unrealized capital gains and losses on the assets supporting the guaranteed interest option). The Statements of Cash Flows do not reflect investment activity of the separate accounts.

Assets and liabilities of separate account arrangements that do not meet the criteria in SOP 03-1 for separate presentation in the Balance Sheets (primarily guaranteed interest options), and revenue and expenses related to such arrangements, are consolidated in the Statements of Operations with the general account beginning January 1, 2004, in accordance with the SOP 03-1 requirements. At December 31, 2005 and 2004, unrealized gains/losses, on assets supporting a guaranteed interest option were minimal and are reflected in Stockholder’s equity.

Reinsurance

The Company utilizes reinsurance agreements to reduce its exposure to losses from its life insurance and annuity business. Reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the Company’s primary liability as direct insurer of the risks. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial strength and credit rating of its reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company’s Balance Sheets.

Income Taxes

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses/benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

(Dollar amount in millions, unless otherwise stated)

2. Investments

Fixed Maturities and Equity Securities

Fixed maturities and equity securities, available-for-sale, as of December 31, 2005, were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities:				
U.S. government and government agencies and authorities	$ 35.5	$ 0.2	$ 0.2	$ 35.5
State, municipalities, and political subdivisions	1.5	0.1	-	1.6
U.S. corporate securities:				
Public utilities	170.7	3.9	2.6	172.0
Other corporate securities	612.3	14.8	8.6	618.5
Total U.S. corporate securities	783.0	18.7	11.2	790.5
Foreign securities:				
Government	17.3	0.7	0.1	17.9
Other	177.8	3.0	4.7	176.1
Total foreign securities	195.1	3.7	4.8	194.0
Residential mortgage-backed securities	410.7	0.4	7.1	404.0
Commercial mortgaged-backed securities	188.8	3.1	2.7	189.2
Other asset-backed securities	112.4	0.9	1.1	112.2
Total fixed maturities, including fixed maturities pledged	1,727.0	27.1	27.1	1,727.0
Less: fixed maturities pledged	118.6	-	3.5	115.1
Total fixed maturities	1,608.4	27.1	23.6	1,611.9
Equity securities	4.8	0.2	0.5	4.5
Total investments, available-for-sale	$ 1,613.2	$ 27.3	$ 24.1	$ 1,616.4

(Dollar amount in millions, unless otherwise stated)

Fixed maturities and equity securities, available-for-sale, as of December 31, 2004, were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities:				
U.S. government and government agencies and authorities	$ 56.2	$ 0.4	$ 0.2	$ 56.4
State, municipalities, and political subdivisions	1.6	0.1	-	1.7
U.S. corporate securities:				
Public utilities	154.3	7.9	0.8	161.4
Other corporate securities	695.2	35.9	3.0	728.1
Total U.S. corporate securities	849.5	43.8	3.8	889.5
Foreign securities:				
Government	28.0	0.6	0.2	28.4
Other	168.0	6.6	1.9	172.7
Total foreign securities	196.0	7.2	2.1	201.1
Residential mortgage-backed securities	373.5	2.5	2.1	373.9
Commercial mortgaged-backed securities	119.0	8.2	0.3	126.9
Other asset-backed securities	107.1	6.1	1.1	112.1
Total fixed maturities, including fixed maturities pledged	1,702.9	68.3	9.6	1,761.6
Less: fixed maturities pledged	149.7	0.3	1.5	148.5
Total fixed maturities	1,553.2	68.0	8.1	1,613.1
Equity securities	6.9	0.7	-	7.6
Total investments, available-for-sale	$ 1,560.1	$ 68.7	$ 8.1	$ 1,620.7

At December 31, 2005 and 2004, net unrealized (depreciation) appreciation was $(0.3) and $59.4, respectively, on total fixed maturities, including fixed maturities pledged to creditors, and equity securities.

(Dollar amount in millions, unless otherwise stated)

Unrealized losses in fixed maturities at December 31, 2005 and 2004, were related to interest rate movement or spread widening and to mortgage and other asset-backed securities. Mortgage and asset-backed securities include U.S. government backed securities, principal protected securities, and structured securities, which did not have an adverse change in cash flows. The following table summarizes the unrealized losses by duration and reason, along with the fair value of fixed maturities, including fixed maturities pledged to creditors, in unrealized loss position at December 31, 2005 and 2004.

2005	Less than Six Months	More than Six Months and less than Twelve Months	More than Twelve Months	Total
Interest rate or spread widening	$ 5.0	$ 3.3	$ 7.9	$ 16.2
Mortgage and other asset-backed securities	5.8	3.3	1.8	10.9
Total unrealized loss	$ 10.8	$ 6.6	$ 9.7	$ 27.1
Fair value	$ 547.2	$ 261.4	$ 246.1	$ 1,054.7
2004				
Interest rate or spread widening	$ 1.0	$ 2.0	$ 3.1	$ 6.1
Mortgage and other asset-backed securities	1.7	0.5	1.3	3.5
Total unrealized loss	$ 2.7	$ 2.5	$ 4.4	$ 9.6
Fair value	$ 335.4	$ 131.8	$ 78.6	$ 545.8

Of the unrealized losses aged more than twelve months, the average market value of the related fixed maturities is 96% of the average book value at December 31, 2005. In addition, this category includes 100 securities, which have an average quality rating of A. No other-than-temporary impairment loss was considered necessary for these fixed maturities as of December 31, 2005.

(Dollar amount in millions, unless otherwise stated)

Overall, there has been an increase in unrealized losses from December 31, 2004 to December 31, 2005. This increase is largely caused by an increase in prevailing market interest rates, which tends to have a negative market value impact on fixed maturity securities. In accordance with FSP FAS No. 115-1, the Company considers the negative market impact of the interest rate changes, in addition to credit related items, when performing other-than-temporary impairment testing. As part of this testing, the Company determines whether or not it has the ability and intent to retain the investments for a period of time sufficient to allow for recovery in fair value.

The amortized cost and fair value of total fixed maturities as of December 31, 2005, are shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called, or prepaid.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 51.9	$ 52.1
After one year through five years	412.7	415.4
After five years through ten years	350.7	349.6
After ten years	199.8	204.5
Mortgage-backed securities	599.5	593.2
Other asset-backed securities	112.4	112.2
Less: fixed maturities pledged	118.6	115.1
Fixed maturities, excluding fixed maturities pledged	$ 1,608.4	$ 1,611.9

The Company did not have any investments in a single issuer, other than obligations of the U.S. government, with a carrying value in excess of 10% of the Company's shareholder's equity at December 31, 2005.

At December 31, 2005 and 2004, fixed maturities with fair values of $2.8 and $6.0, respectively, were on deposit as required by regulatory authorities.

Repurchase Agreements

The Company engages in dollar repurchase agreements ("dollar rolls") and repurchase agreements. At December 31, 2005 and 2004, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions was $98.4 and $100.7, respectively. The repurchase obligation related to dollar rolls and repurchase agreements totaled $97.7 and $100.4 at December 31, 2005 and 2004, respectively.

(Dollar amount in millions, unless otherwise stated)

The Company also engages in reverse repurchase agreements. At December 31, 2005 and 2004, the carrying value of the securities in reverse repurchase agreements was $4.1 and $32.0, respectively.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was not material at December 31, 2005 and 2004. The Company believes the counterparties to the dollar roll, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is immaterial.

Other-Than-Temporary Impairments

The following table identifies the Company's other-than-temporary impairments by type for the years ended December 31, 2005, 2004, and 2003:

	2005			2004		2003	
	Impairment		No. of Securities	Impairment	No. of Securities	Impairment	No. of Securiti
U.S. corporate	$ 0.3		3	$ 0.8	1	$ 2.7	[illegible]
Residential mortgage-backed	0.1		1	-	-	-	
Foreign[1]	-	*	1	-	-	-	
U.S. Treasuries/Agencies	-	*	1	-	-	-	
Equity securities	-		-	-	-	0.1	
Limited partnerships	-	*	1	0.1	2	-	
Other asset-backed	1.0		2	-	-	2.0	[illegible]
Total	$ 1.4		9	$ 0.9	3	$ 4.8	[illegible]

[1] Primarily U.S. Dollar denominated

* Less than $0.1

(Dollar amount in millions, unless otherwise stated)

The above schedule includes $0.4 in anticipated disposition write-downs related to investments that the Company does not have the intent and ability to retain for a period of time sufficient to allow for recovery in fair value, based upon the implementation of FSP FAS No. 115-1. The following table summarizes these write-downs recognized by type for the year ended December 31, 2005:

	2005	
	Impairment	No. of Securities
U.S. corporate	$ 0.3	2
Residential mortgage-backed	0.1	1
U.S. Treasuries/Agencies	- *	1
Total	$ 0.4	4

* Less than $0.1

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturity securities or cost for equity securities. In certain situations new factors such as negative developments and subsequent credit deterioration can subsequently change the Company's previous intent to continue holding a security.

Because of rising interest rates, continued asset-liability management strategies and on-going comprehensive reviews of the Company's portfolios, changes were made in the fourth quarter of 2005 to the Company's strategic asset allocations. In addition, the Company also pursued yield enhancement strategies. These changes primarily resulted in anticipated disposition write-downs totaling $0.4 of certain securities with unrealized loss positions due to a change in intent as to whether to hold these securities until recovery.

The remaining fair value of investments with other-than-temporary impairments at December 31, 2005 and 2004 was $10.4 and $4.0, respectively.

(Dollar amount in millions, unless otherwise stated)

Net Investment Income

Sources of Net investment income were as follows for the years ended December 31, 2005, 2004, and 2003:

	2005	2004	2003
Fixed maturities, available-for-sale	$ 97.0	$ 98.9	$ 101.8
Equity securities, available-for-sale	0.8	0.2	0.1
Mortgage loans on real estate	15.7	16.5	18.7
Policy loans	6.3	7.0	5.8
Short-term investments and cash equivalents	1.0	0.3	0.8
Other	1.6	0.6	(1.2)
Gross investment income	122.4	123.5	126.0
Less: investment expenses	(5.8)	(2.9)	(3.5)
Net investment income	$ 116.6	$ 120.6	$ 122.5

Net Realized Capital Gains and Losses

Net realized capital gains (losses) are comprised of the difference between the carrying value of investments and proceeds from sale, maturity, and redemption, as well as losses incurred due to the other-than-temporary impairment of investments, and changes in fair value of derivatives. Net realized capital gains (losses) on investments for the years ended December 31, 2005, 2004, and 2003 were as follows:

	2005	2004	2003
Fixed maturities, available-for-sale	$ 7.8	$ 9.3	$ 10.2
Equity securities, available-for-sale	0.1	-	(0.1)
Derivatives	1.6	0.1	-
Other	-	(0.1)	0.5
Pretax realized capital gains	$ 9.5	$ 9.3	$ 10.6
After-tax realized capital gains	$ 6.2	$ 6.0	$ 6.9

Proceeds from the sale of fixed maturities and equity securities, available-for-sale, and the related gross gains and losses were as follows for the years ended December 31, 2005, 2004, and 2003.

	2005	2004	2003
Proceeds on sales	$ 1,076.2	$ 1,300.8	$ 1,677.2
Gross gains	18.5	14.7	23.7
Gross losses	9.2	4.7	13.5

3. Financial Instruments

Estimated Fair Value

The following disclosures are made in accordance with the requirements of FAS No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS No. 107"). FAS No. 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

FAS No. 107 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

Fixed maturities, available-for-sale: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices or dealer quotes. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values. Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in their relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Equity securities, available-for-sale: Fair values of these securities are based upon quoted market value. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable yield and quality or conversion price, where applicable.

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Cash and cash equivalents, Short-term investments, Short-term investments under securities loan agreement, and Policy loans: The carrying amounts for these assets approximate the assets' fair values.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the individual securities in the separate accounts.

Other financial instruments reported as assets: The carrying amounts for these financial instruments (primarily limited partnerships) approximate the fair value of the assets.

Investment contract liabilities (included in Future policy benefits and claims reserves)

Deferred annuities: Fair value is estimated to be the amount payable on demand at the reporting date, as those investment contracts have no defined maturity and are similar to a deposit liability. The amount payable at the reporting date is calculated as the account balance, less applicable surrender charges.

Supplementary contracts without life contingencies and immediate annuities: Fair value is estimated using discounted cash flow analyses. The discount rate is based upon Treasury rates plus a pricing margin.

Other investment contracts: The carrying amounts for these financial instruments, which includes retirement plan deposits, approximate the liabilities' fair value.

Liabilities related to separate accounts: Liabilities related to separate accounts are reported at full account value in the Company’s Balance Sheets. Estimated fair values of separate account liabilities are equal to their carrying amount.

(Dollar amount in millions, unless otherwise stated)

The carrying values and estimated fair values of certain of the Company's financial instruments at December 31, 2005 and 2004, were as follows:

	2005		2004	
	Carrying Value	**Fair Value**	**Carrying Value**	**Fair Value**
Assets:				
Fixed maturities, available-for-sale, including securities pledged	$ 1,727.0	1,727.0	$ 1,761.6	$ 1,761.6
Equity securities, available-for-sale	4.5	4.5	7.6	7.6
Mortgage loans on real estate	191.0	199.9	213.0	231.5
Policy loans	93.4	93.4	90.9	90.9
Cash, cash equivalents, Short-term investments, and Short-term investments under securities loan agreement	63.8	63.8	82.5	82.5
Other investments	19.9	19.9	17.0	17.0
Assets held in separate accounts	653.7	653.7	537.7	537.7
Liabilities:				
Investment contract liabilities:				
Deferred annuities	373.5	369.5	379.5	377.6
Supplementary contracts and immediate annuities	40.6	40.6	31.5	31.5
Liabilities related to separate accounts	653.7	653.7	537.7	537.7

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price, and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

(Dollar amount in millions, unless otherwise stated)

Derivative Financial Instruments

	Notional Amount		Fair Value	
	2005	**2004**	**2005**	**2004**
Options				
S&P Options are used to hedge against an increase in the S&P Index. Such increase may result in increased payments to contract holders of equity indexed annuity contracts, and the options offset this increased expense. Both the options and the embedded derivative reserve are carried at fair value. The change in value of the options are recorded in Net realized capital gains (losses); the change in value of the embedded derivative is recorded in Interest credited and other benefits to policyholders/contractowners.	$ 24.3	$ 8.0	$ 0.8	$ 0.3
Swaps				
The swap contracts with insurance enterprises are used to reinsure cost of insurance charges on certain life products. Swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly.	N/A*	N/A*	$ 2.0	$ -
Embedded Derivatives				
The Company also has issued certain retail annuity products that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short- or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads.	N/A*	N/A*	$ 3.2	$ 0.2

*N/A - not applicable.

(Dollar amount in millions, unless otherwise stated)

4. Deferred Policy Acquisition Cost and Value of Business Acquired

Activity for the years ended December 31, 2005, 2004, and 2003, within DAC, was as follows:

Balance at January 1, 2003	$	61.3
Deferrals of commissions and expenses		23.4
Amortization:		
Amortization		(11.6)
Interest accrued at 4% - 7%		3.2
Net amortization included in the Statements of Operations		(8.4)
Change in unrealized gains and losses on available-for-sale securities		(1.6)
Balance at December 31, 2003		74.7
Deferrals of commissions and expenses		14.2
Amortization:		
Amortization		(13.5)
Interest accrued at 4% - 7%		3.8
Net amortization included in the Statements of Operations		(9.7)
Change in unrealized gains and losses on available-for-sale securities		0.1
Implementation of SOP and TPA		(1.6)
Balance at December 31, 2004		77.7
Deferral of commissions and expenses		17.3
Amortization:		
Amortization		(7.7)
Interest accrued at 4% - 7%		4.0
Net amortization included in the Statements of Operations		(3.7)
Change in unrealized gains and losses on available-for-sale securities		1.4
Balance at December 31, 2005	$	92.7

The estimated amount of DAC to be amortized, net of interest, is $4.5, $4.8 $5.0, $5.3, and $4.7, for the years 2006, 2007, 2008, 2009, and 2010, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

(Dollar amount in millions, unless otherwise stated)

Activity for the years ended December 31, 2005, 2004, and 2003, within VOBA, was as follows:

Balance at January 1, 2003	$	48.2
Deferrals of commissions and expenses		4.7
Amortization:		
Amortization		(26.6)
Interest accrued at 7%		4.1
Net amortization included in the Statements of Operations		(22.5)
Change in unrealized gains and losses on available-for-sale securities		6.0
Balance at December 31, 2003		36.4
Deferrals of commissions and expenses		3.5
Amortization:		
Amortization		(2.5)
Interest accrued at 5% - 7%		2.8
Net amortization included in the Statements of Operations		0.3
Change in unrealized gains and losses on available-for-sale securities		3.7
Implementation of SOP and TPA		(10.2)
Balance at December 31, 2004		33.7
Deferral of commissions and expenses		0.5
Amortization:		
Amortization		(5.6)
Interest accrued at 5% - 7%		2.0
Net amortization included in the Statements of Operations		(3.6)
Change in unrealized gains and losses on available-for-sale securities		12.7
Balance at December 31, 2005	$	43.3

The estimated amount of VOBA to be amortized, net of interest, is $3.7, $3.0, $2.8, $2.8, and $2.6, for the years 2006, 2007, 2008, 2009, and 2010, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

Analysis of DAC/VOBA – Life Products

As part of the regular analysis of DAC/VOBA, at the end of each of the years ended December 31, 2005, 2004, and 2003, the Company unlocked its long-term rate of return assumptions due to assumption changes that may include mortality, lapse, expense and interest amounts and portfolio return. The impact of unlocking on the amortization of DAC/VOBA before tax was a decrease of $2.0, in 2005, a decrease of $9.8, in 2004, and an increase of $5.5, in 2003.

(Dollar amount in millions, unless otherwise stated)

Analysis of DAC/VOBA – Annuity Products

As a part of the regular analysis of DAC\VOBA, at the end of the third quarter of 2005 the Company unlocked its long-term rate of return assumptions. The Company reset long-term assumptions for the separate account returns from 8.5% to 8.125% (gross before fund management fees, mortality, expense, and other policy charges) as of September 30, 2005, reflecting a blended return of equity and other sub-accounts. However, actual equity market experience was very close to long-term assumptions, and no material change to the rate of DAC\VOBA amortization in 2005 was associated with such experience. Actual variable annuity contractowner withdrawal rates have been slower than long-term assumptions. Correspondingly, at the end of the third quarter of 2005, the Company revised its assumptions regarding policyholder withdrawal behavior for some of its variable annuity contracts in-force. The total unlocking associated with withdrawal behavior for 2005, resulting from both the change in assumptions at September 30, 2005 and from preceding differences of actual withdrawal experience from assumptions in place, was a deceleration of $0.2.

The actual separate account return exhibited by the variable funds associated with the Company's liabilities in 2004 exceeded the long-term assumption, thereby producing deceleration of DAC/VOBA amortization of $0.1 for the year ended December 31, 2004.

During 2003, the Company reset long-term assumptions for the separate account returns from 9.0% to 8.5% (gross before fund management fees, mortality, expense, and other policy charges) reflecting a blended return of equity and other sub-accounts. The 2004 unlocking adjustment was driven by this change in the separate account returns assumption along with other prospective assumption changes. For the year ended December 31, 2003, the Company recorded an acceleration of DAC/VOBA amortization totaling $5.4.

Analysis of DAC/VOBA – Group Products

In the last quarter of 2005, the Company revised its long-term assumptions associated with group products earned rates from 6.0% to 5.5%. The decrease in earned rates led to lower anticipated margins on these products. The negative effect of reduced margins was largely off-set by lower expected credited rates. The change in assumptions resulted in acceleration of DAC/VOBA amortization of $0.1 for the year ended December 31, 2005. The Company did not unlock its DAC/VOBA assumptions related to group products during 2004 and 2003.

(Dollar amount in millions, unless otherwise stated)

5. Dividend Restrictions and Shareholder's Equity

The Company's ability to pay dividends to its parent is subject to the prior notice/approval of the insurance regulatory authorities of the State of New York for payment of any dividend, which, when combined with other dividends paid within the calendar year, exceeds the lesser of (1) ten percent (10%) of the Company's statutory surplus at prior year end or (2) the Company's prior year statutory net gain from operations, not including realized capital gains.

The Company paid $20.8, $27.2 and $25.5, in dividends on its common stock to its parent during 2005, 2004, and 2003, respectively.

The Insurance Department of the State of New York (the "Department"), recognizes as net income, capital, and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net gain from operations, excluding realized capital gains and losses was $36.0, $21.0, and $42.8, for the years ended December 31, 2005, 2004, and 2003, respectively. Statutory capital and surplus $282.9 and $260.9 at December 31, 2005 and 2004, respectively.

As of December 31, 2005, the Company did not utilize any statutory accounting practices that are not prescribed by state regulatory authorities that, individually or in the aggregate, materially affect statutory capital and surplus.

6. Additional Insurance Benefits and Minimum Guarantees

Under SOP 03-1, the Company calculates SOP 03-1 reserves for certain guaranteed benefits and for universal life products with certain patterns of cost of insurance charges and certain other fees.

The Company tests its universal life FAS 97 products to determine the presence of tail losses, which would indicate the need to calculate and report an additional liability under SOP 03-1. Tail losses could arise from cost-of-insurance charges in later policy years that are inadequate to cover the cost of excess death benefits, the presence of secondary guarantees, or both. The Company tests for the presence of significant tail losses using the anticipated profit streams under a range of scenarios. If the product fails the test, as indicated by material tail losses, then an SOP 03-1 reserve is calculated, and the product is subject to SOP 03-1 going forward. In addition, SOP 03-1 reserves are calculated in cases where the product passes the SOP 03-1 test (i.e. significant tail losses are not present), but the product contains a secondary guarantee.

(Dollar amount in millions, unless otherwise stated)

The additional liability for universal life products was $33.0 and $17.5 as of December 31, 2005 and 2004, respectively.

As of December 31, 2005 and 2004, the separate account liability for annuities subject to SOP 03-1 due to minimum guaranteed benefits was $0.2.

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2005 and 2004 was $321.5 and $213.9, respectively.

7. Sales Inducements

During the year ended December 31, 2005, the Company capitalized and amortized $0.7 and $0.1, respectively, of sales inducements. During the year ended December 31, 2004, the Company capitalized and amortized $1.1 and $0.4, respectively, of sales inducements. The unamortized balance of capitalized sales inducements, net of unrealized gains (losses), was $1.9 and $1.3 as of December 31, 2005 and 2004, respectively.

8. Unpaid Accident and Health Claims

The change in the liability for unpaid accident and health claims and claim adjustment expenses is as follows for the years ended December 31, 2005, 2004, and 2003:

	2005	2004	2003
Balance at January 1	$ 12.8	$ 14.3	$ 20.4
Less: Reinsurance recoverable	7.3	9.0	16.8
Net balance at January 1	5.5	5.3	3.6
Incurred related to:			
Current year	16.4	7.9	4.0
Prior years	2.4	(1.9)	0.3
Total incurred	18.8	6.0	4.3
Paid related to:			
Current year	11.7	4.2	-
Prior years	5.2	1.6	2.6
Total paid	16.9	5.8	2.6
Net balance at December 31	7.4	5.5	5.3
Plus: Reinsurance recoverables	8.0	7.3	9.0
Balance at December 31	$ 15.4	$ 12.8	$ 14.3

(Dollar amount in millions, unless otherwise stated)

The liability for unpaid accident and health claims is included in Future policy benefits and claims reserves on the Balance Sheets.

9. Income Taxes

The Company files a consolidated federal income tax return with its parent, ReliaStar Life. The Company has a federal tax allocation agreement with its parent whereby the Company is charged for taxes it would have incurred were it not a member of a consolidated group and is credited for losses at the statutory federal tax rate.

Income tax expense (benefit) included in the financial statements are as follows for the years ended December 31, 2005, 2004, and 2003:

	2005	2004	2003
Current tax expense:			
Federal	$ 8.5	$ 25.0	$ 20.9
Total current tax expense	8.5	25.0	20.9
Federal	8.9	(8.4)	5.4
Total deferred tax expense (benefit)	8.9	(8.4)	5.4
Total income tax expense	$ 17.4	$ 16.6	$ 26.3

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes and cumulative effect of change in accounting principle for the following reasons for the years ended December 31, 2005, 2004, and 2003.

	2005	2004	2003
Income before income taxes and cumulative effect of change in accounting principle	$ 54.2	$ 47.4	$ 80.2
Tax rate	35%	35%	35%
Income tax at federal statutory rate	19.0	16.6	28.1
Tax effect of:			
Refinement of deferred tax balances	(1.4)	-	(1.5)
Other	(0.2)	-	(0.3)
Income tax expense	$ 17.4	$ 16.6	$ 26.3

(Dollar amount in millions, unless otherwise stated)

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities at December 31, 2005 and 2004 are presented below.

	2005	2004
Deferred tax assets:		
Insurance reserves	$ 46.7	$ 48.2
Investment losses	2.4	5.8
Legal reserve	4.6	4.9
Premiums	5.7	5.5
Compensation items	1.7	-
Other	1.4	3.9
Total gross assets	62.5	68.3
Deferred tax liabilities:		
Present value of future profits	(15.2)	(12.3)
Deferred policy acquisition costs	(6.7)	(1.3)
Net unrealized capital gains	(0.2)	(20.6)
Other	(1.2)	(1.6)
Total gross liabilities	(23.3)	(35.8)
Net deferred income tax asset	$ 39.2	$ 32.5

Net unrealized capital gains and losses are presented as a component of other comprehensive income (loss) in Shareholder's equity, net of deferred taxes.

Under prior law, the Company was allowed to defer from taxation a portion of income. Deferred income of $11.3 was accumulated in the Policyholders' Surplus Account and would only become taxable under certain conditions, which management believed to be remote. In 2004, Congress passed the American Jobs Creation Act of 2004 allowing certain tax-free distributions from the Policyholders' Surplus Account during 2005 and 2006. The Company made a dividend distribution of $20.8 from the Policyholder's Surplus Account which eliminated any potential tax.

The Company establishes reserves for possible proposed adjustments by various taxing authorities. Management believes there are sufficient reserves provided for, or adequate defenses against, any such adjustments.

The Internal Revenue Service ("IRS") has completed its examination of the Company's returns through tax year 2001. The current and prior period provisions reflect non-recurring favorable adjustments resulting from a reduction in the tax liability that no longer needs to be provided based on the results of the current IRS examination, monitoring the activities of the IRS with respect to certain issues with other taxpayers, and the merits of the positions. The IRS has commenced examination of the Company's returns for tax years 2002 and 2003.

(Dollar amount in millions, unless otherwise stated)

Valuation allowances are provided when it is considered more likely than not that deferred tax assets will not be realized. No valuation allowance has been established at this time, as management believes the above conditions presently do not exist.

10. Benefit Plans

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees. The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan (except for certain specified employees) earns a benefit under a final average compensation formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $2.5, $1.9, and $0.9, for the years ended 2005, 2004, and 2003, respectively, and were included in Operating expenses on the Statements of Operations.

Defined Contribution Plans

ING North America sponsors the ING Americas Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees. The Savings Plan is a tax-qualified profit sharing and stock bonus plan, which includes an employee stock ownership plan ("ESOP") component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. All matching contributions are subject to a 4-year graded vesting schedule, although certain specified participants are subject to a 5-year graded vesting schedule. All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The Company matching contribution charges associated with the Savings Plan were $0.9, $0.7, and $0.3, for the years ended December 31, 2005, 2004, and 2003, respectively, and were included in Operating expenses on the Statements of Operations.

(Dollar amount in millions, unless otherwise stated)

Other Benefit Plans

In addition to providing retirement plan benefits, the Company, in conjunction with ING North America, provides certain supplemental retirement benefits to eligible employees and health care and life insurance benefits to retired employees and other eligible dependents. The supplemental retirement plan includes a non-qualified defined benefit pension plan and a non-qualified defined contribution plan, which means all benefits are payable from the general assets of the Company. The post-retirement health care plan is contributory, with retiree contribution levels adjusted annually. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage. No benefits charges were allocated to the Company related to all of these plans for the years ended December 31, 2005, 2004, and 2003.

11. Related Party Transactions

Operating Agreements

The Company has certain agreements whereby it incurs expenses with affiliated entities. The agreements are as follows:

- Underwriting agreement with Directed Services, Inc. ("DSI"), an affiliated broker-dealer, for the variable insurance products issued by the Company. DSI is authorized to enter into agreements with broker-dealers to distribute the Company's variable products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2005, 2004, and 2003, commission expenses were incurred in the amounts of $6.9, $2.2, and $1.3, respectively.
- Investment advisory agreement with ING Investment Management LLC ("IIM"), an affiliate, effective January 1, 2001 and amended September 1, 2004, in which IIM provides asset management, administrative and accounting services for RLNY's general account. The Company records a fee, which is paid quarterly, based on the value of the general account assets under management. For the years ended December 31, 2005, 2004, and 2003, expenses were incurred in the amounts of $2.6, $1.3, and $1.5 respectively.
- Administrative services agreement between the Company, ING North America and its U.S. insurance company affiliates dated March 1, 2003, and amended effective August 1, 2004. For the years ended December 31, 2005, 2004, and 2003, net expenses related to the agreement were incurred in the amount of $39.6, $34.5, and $18.5, respectively.

(Dollar amount in millions, unless otherwise stated)

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods.

Reinsurance Agreements

The Company currently has a concentration of reinsurance with ReliaStar Life. RLNY cedes life business to its parent, under two reinsurance agreements. Both agreements were put in place to reinsure amounts in excess of RLNY's stated retention and continue to accept new business on an ongoing basis. The first reinsurance agreement, effective April 1, 1984, transfers the mortality risk on a yearly-renewable-term basis on Individual Ordinary Life, Waiver of Premium Disability, and Accidental Death insurance directly issued by the Company or its predecessor. Under the second reinsurance agreement, effective January 15, 1996, ReliaStar Life coinsures all risk on level term life insurance products directly issued by the Company or its predecessor. Under both reinsurance agreements, reinsurance premiums are paid annually in advance and are accounted for and settled on a quarterly or more frequent basis. Payment in settlement of the reinsurance under a claim approved and paid by the Company for a life reinsured under these agreements is made by the reinsurer upon receipt of the claim papers. The reserves ceded under these agreements were $17.9 and $9.1, as of December 31, 2005 and 2004, respectively.

Financing Agreements

The Company maintains a reciprocal loan agreement with ING America Insurance Holdings, Inc.("ING AIH"), an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, either party can borrow from the other up to 5% of the Company's statutory admitted assets as of the preceding December 31. Interest on any RLNY borrowing or on any ING AIH borrowing is charged at a rate which is the lowest rate among quotes from recognized U.S. commercial paper dealers for the prevailing interest rate of U.S. commercial paper available for purchase with duration equal to the duration of the borrowing under the reciprocal loan agreement. Under this agreement, the Company incurred minimal interest expense and earned no interest for the years ended December 31, 2005, 2004, and 2003. The Company had no balances receivable or payable with ING AIH at December 31, 2005 and 2004.

Tax Allocation Agreement

The Company files a consolidated federal income tax return with its parent, ReliaStar Life. The Company has a federal tax allocation agreement with its parent whereby the Company is charged for taxes it would have incurred were it not a member of a consolidated group and is credited for losses at the statutory tax rate.

(Dollar amount in millions, unless otherwise stated)

Capital Transactions

The Company paid $20.8, $27.2, and $25.5, in dividends on its common stock to its Parent during 2005, 2004, and 2003, respectively.

The Company did not receive capital contributions in 2005, 2004, and 2003.

12. Financing Agreements

The Company maintains a $30.0 uncommitted, perpetual revolving note facility with the Bank of New York ("BONY"). Interest on any of the Company borrowing accrues at an annual rate equal to a rate quoted by BONY to the Company for the borrowing. Under this agreement, the Company incurred minimal interest expense for the years ended December 31, 2005, 2004, and 2003. At December 31, 2005 and 2004, the Company had no amounts outstanding under the revolving loan facility.

The Company also maintains a $30.0 uncommitted line-of-credit agreement with PNC Bank (“PNC”), effective December 19, 2005. Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at anytime to ING AIH and its affiliates of $75.0. Interest on any of the Company borrowing accrues at an annual rate equal to a rate quoted by PNC to the Company for the borrowing. Under this agreement, the Company incurred no interest expense for the year ended December 31, 2005. As December 31, 2005, the Company had no amounts outstanding under the line-of-credit agreement.

Prior to September 30, 2005, the Company also maintained a $30.0 uncommitted revolving note facility with SunTrust Bank, Atlanta. Under the agreement, the Company incurred minimal interest expense for the years ended December 31, 2005, 2004, and 2003. At December 31, 2004, the Company had $2.3 payable under this facility.

13. Reinsurance

The Company utilizes excess or quota share treaties to reduce its exposure to large losses. The Company will only retain amounts not exceeding the Company’s retention limits as stated below.

(Dollar amount in millions, unless otherwise stated)

At December 31, 2005, the Company had reinsurance treaties with 35 unaffiliated reinsurers and 5 affiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its life insurance and variable annuity contracts. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

The Company's retention limit is $0.3 per insurable life for individual retail coverage. For group coverage and individual payroll deduction coverage, the retention limits are $0.8 and $0.5, respectively, per life with per occurrence limitations, subject to certain maximums. Reinsurance premiums, commissions, and expense reimbursements related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts and are consistent with the risk assumed. The Company obtained letters of credit for reinsurers that are not registered in the State of New York. Letters of credit totaling $2.5 were obtained from various banks, including Dresdner Bank AG, Bank of America and Royal Bank of Canada. In addition, the Company obtained a $10.0 letter of credit from a pool of 17 banks that provides coverage to the Company and its affiliates for the reinsurance contract with Security Life of Denver International Ltd., an affiliate.

Reinsurance ceded in force for life mortality risks were $13,527.8 and $13,659.2 at December 31, 2005 and 2004, respectively. At December 31, 2005 and 2004, net receivables were comprised of the following:

	2005	2004
Claims recoverable from reinsurer	$ 22.1	$ 23.8
Payable for reinsurance premiums	(27.8)	(27.6)
Reinsurance ceded	96.2	77.5
Other	9.8	10.5
Total	$ 100.3	$ 84.2

Included in the accompanying financial statements are net policy benefit recoveries of $49.0, $20.6, and $20.0, for the years ended December 31, 2005, 2004, and 2003, respectively.

(Dollar amount in millions, unless otherwise stated)

Premiums and Interest credited and other benefits to policyholders/contractowners included the following premiums ceded and reinsurance recoveries for the years ended December 31, 2005, 2004, and 2003:

	2005	2004	2003
Premiums and deposits ceded under reinsurance	$ 51.6	$ 41.4	$ 36.0
Reinsurance recoveries	(1.5)	19.2	13.6

14. Commitments and Contingent Liabilities

Leases

The Company leases its office space and certain other equipment under operating leases, the longest term of which expires in 2010.

For the years ended December 31, 2005, 2004, and 2003, rent expense for leases was $0.2, $0.2, and $0.4, respectively. The future net minimum payments under noncancelable leases for the years ended December 31, 2006 through 2008 are estimated to be $0.1 in each year. Minimal payments are estimated for years ended December 31, 2009 and 2010, and no future net minimum payment is estimated thereafter. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company are paid for by an affiliate and allocated back to the Company.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments. At December 31, 2005, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $10.2, $0.7 of which was with related parties. At December 31, 2004, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $15.4, $1.2 of which was with related parties. During 2005 and 2004, $0.5 and $1.4, respectively, was funded to related parties under off-balance sheet commitments.

Financial Guarantees

In the third quarter of 2005, the Company purchased a 3-year credit-linked note arrangement, whereby the Company agreed to reimburse the guaranteed party upon payment default of the referenced obligation. Upon such default, the Company reimburses the guaranteed party for the loss under the reference obligation, and the Company receives that reference obligation in settlement. The Company can then recover any losses under the agreement by sale or collection of the received reference obligation. As of December 31, 2005, the maximum potential future exposure to the Company under the guarantee was $3.0.

Litigation

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company’s operations or financial position.

Other Regulatory Matters

Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Investment Product Regulatory Issues

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; revenue sharing and directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

In September 2005, an affiliate of the Company, ING Fund Distributors, LLC ("IFD"), and one of its registered persons settled an administrative proceeding with the National Association of Securities Dealers ("NASD") in connection with frequent trading arrangements. IFD neither admitted nor denied the allegations or findings and consented to certain monetary and non-monetary sanctions. IFD's settlement of this administrative proceeding is not material to the Company.

Other regulators, including the SEC and the New York Attorney General, are also likely to take some action with respect to certain ING affiliates before concluding their investigations relating to fund trading. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

(Dollar amount in millions, unless otherwise stated)

Insurance and Other Regulatory Matters

The New York Attorney General and other federal and state regulators are also conducting broad inquiries and investigations involving the insurance industry. These initiatives currently focus on, among other things, compensation and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; marketing practices; specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The Company and certain of its U.S. affiliates of ING have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information.

These initiatives may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

15. Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of Accumulated other comprehensive income (loss) at December 31, 2005, 2004, and 2003:

	2005	2004	2003
Net unrealized capital gains (losses):			
Fixed maturities, available-for-sale	$ -	$ 58.7	$ 75.2
Equity securities, available-for-sale	(0.3)	0.7	(0.2)
DAC/VOBA adjustments on, available-for-sale securities	-	(14.1)	(17.9)
Other investments	-	(1.2)	(1.3)
Subtotal	(0.3)	44.1	55.8
Less: deferred income taxes	0.1	15.7	20.0
Net unrealized capital (losses) gains	(0.4)	28.4	35.8
Other	-	1.2	-
Accumulated other comprehensive income (loss)	$ (0.4)	$ 29.6	$ 35.8

(Dollar amount in millions, unless otherwise stated)

Changes in Accumulated other comprehensive income related to changes in net unrealized capital (losses) gains on securities, including securities pledged, were as follows for the years ended December 31, 2005, 2004 and 2003.

	2005	2004	2003
Fixed maturities, available-for-sale	$ (58.7)	$ (16.5)	$ (3.3)
Equity securities, available-for-sale	(1.0)	0.9	(0.2)
DAC/VOBA adjustments on available-for-sale securities	14.1	3.8	4.4
Other investments	-	0.1	(0.1)
Subtotal	(45.6)	(11.7)	0.8
Less: deferred income taxes	(15.6)	(4.3)	0.4
Net change in unrealized capital (losses) gains	$ (30.0)	$ (7.4)	$ 0.4

Changes in Accumulated other comprehensive income, net of DAC/VOBA and tax, related to changes in unrealized gains (losses) on securities, including securities pledged, were as follows for the years ended December 31, 2005, 2004, and 2003:

	2005	2004	2003
Net unrealized holding (losses) gains arising the year [(1)]	$ (22.1)	$ (2.7)	$ 4.9
Less: reclassification adjustments for (losses) gains and other items included in net income[(2)]	7.9	4.7	4.5
Net unrealized (losses) gains on securities	$ (30.0)	$ (7.4)	$ 0.4

(1) Pretax unrealized holding (losses) gains arising during the year were $(33.5), $(3.5), and $7.5, for the years ended December 31, 2005, 2004, and 2003, respectively.
(2) Pretax reclassification adjustments for realized gains (losses) and other items included in net income were $12.0, $7.3, and $6.9, for the years ended December 31, 2005, 2004, and 2003, respectively.

(Dollar amount in millions, unless otherwise stated)

6. Reclassifications and Changes to Prior Year Presentation

Statements of Cash Flows

During 2005, certain changes were made to the Statements of Cash Flows for the years ended December 31, 2004 and 2003 to reflect the correct balances, primarily related to receivables and payables for securities. The Company has labeled the Statements of Cash Flows for the years ended December 31, 2004 and 2003 as restated. The following table summarizes the adjustments:

2004	**Previously Reported**	**Adjustment**	**Restated**
Net cash provided by operating activities	$ 72.9	$ (7.0)	$ 65.9
Net cash used in investing activities	(54.1)	7.0	(47.1)
2003			
Net cash provided by operating activities	$ 5.9	$ 6.8	$ 12.7
Net cash used in investing activities	(78.6)	(6.8)	(85.4)